Form 40-F
period 2018-12-31
TITAN MEDICAL INC
filed 2019-03-29
CIK 840551

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2018

Commission File Number 001-38524

Titan Medical Inc.

(Exact name of Registrant as specified in its charter)

Ontario, Canada	3841	98-0663504
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

170 University Avenue, Suite 1000

Toronto, Ontario M5H 3B3

Canada

(416) 548-7522

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

1015 15th Street N.W., Suite 1000

Washington, DC 20005

(202) 572-3100

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, no par value	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report:

21,675,849

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒  Yes            ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

☐  Yes            ☐  No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

EXPLANATORY NOTE

Titan Medical Inc. (the “Company” or the “Registrant”) is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted in the United States, to prepare this annual report on Form 40-F (this “Annual Report”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Annual Report of the Registrant contain “forward-looking information” and “forward-looking statements”, within the meaning of applicable Canadian and United States securities laws. (collectively herein referred to as “forward-looking statements”). These statements relate to future events or future performance and reflect the Company’s expectations and assumptions regarding the growth, results of operations, performance and business prospects and opportunities of the Company. These forward-looking statements are made as of the date of this Annual Report or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “expectation”, “anticipates”, “believes”, “intends”, “estimates”, “predicts”, “continues”, “potential”, “targeted”, “plans”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could”, “would” or “should” occur or be achieved. Any forward-looking statements or statements of “belief”, represent the Company’s estimates only as of the date of this Annual Report and the documents incorporated by reference herein, respectively, and should not be relied upon as representing the Company’s estimates as of any subsequent date. These forward-looking statements may concern anticipated developments in the Company’s operations in future periods, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the exhibits attached to this Annual Report on Form 40-F, including those described in the Annual Information Form (“AIF”) of the Company filed as Exhibit 99.1 to this Annual Report on Form 40-F and incorporated by reference herein. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.

NOTE TO UNITED STATES READERS – DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this Annual Report in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and which are not comparable to financial statements of United States companies.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2018 based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.3642.

ANNUAL INFORMATION FORM

The AIF for the fiscal year ended December 31, 2018 is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2018 and 2017, including the report of the independent auditor thereon, are filed as Exhibit 99.2 to this Annual Report, and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s MD&A for the year ended December 31, 2018 is filed as Exhibit 99.3 to this Annual Report, and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of the Company’s securities may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report for the fiscal year ended December 31, 2018, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

This Annual Report does not include an evaluation of the effectiveness of the Company’s internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2018, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

CORPORATE GOVERNANCE

The Company’s Board of Directors (the “Board of Directors”) is responsible for the Company’s corporate governance and has a separately designated standing Corporate Governance and Nominating Committee, Compensation Committee and an Audit Committee. The Board of Directors has determined that all of the members of the Corporate Governance and Nominating Committee, Compensation Committee and Audit Committee are independent, based on the criteria for independence prescribed by Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of the NASDAQ Stock Market Rules.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is responsible for overseeing and assessing the functioning of the Board of Directors and the committees of the Board of Directors and for the development, recommendation to the Board of Directors, implementation and assessment of effecting corporate governance principles. The Corporate Governance and Nominating Committee’s responsibilities also include identifying candidates for directorship and recommending that the Board of Directors select qualified director candidates for election at the annual meeting of shareholders.

The Company’s Corporate Governance and Nominating Committee is comprised of John E. Barker, John E. Schellhorn and Dr. Bruce G. Wolff, all of whom are independent based on the criteria for independence prescribed by Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of the NASDAQ Stock Market Rules.

Compensation Committee

The Compensation Committee assists the Board of Directors in discharging the Board of Director’s responsibilities relating to the compensation and retention of key senior management employees with the skills and expertise needed to enable the Company to achieve its goals and strategies at fair and competitive compensation, including appropriate incentives. The Compensation Committee is responsible for:

•	reviewing compensation payable to the Chief Executive Officer of the Company and other executives;

•	reviewing the compensation payable to directors;

•	overseeing the administration of compensation plans;

•	reviewing executive and director compensation disclosure to be made in the proxy circular prepared in connection with the Company’s annual meeting of shareholders; and

•	reviewing the Company’s compensation standards, along with management’s annual recommendations, to ensure each are consistent with each other and currently appropriate.

The Company’s Compensation Committee is comprised of John E. Barker, John E. Schellhorn and Dr. Bruce G. Wolff, all of whom are independent based on the criteria for independence prescribed by Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of the NASDAQ Stock Market Rules.

AUDIT COMMITTEE

The Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Rule 5602(c) of the NASDAQ Stock Market Rules. The Company’s Audit Committee is comprised of John E. Barker, John E. Schellhorn and Dr. Bruce G. Wolff, all of whom, in the opinion of the Company’s Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of the NASDAQ Stock Market Rules). All three members of the Audit Committee are financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The Audit Committee meets the composition requirements set forth by Section 5605(c)(2) of the NASDAQ Stock Market Rules.

The members of the Audit Committee are appointed by the Company’s Board of Directors, on the recommendation of the Corporate Governance and Nominating Committee, annually. Each member of the Audit Committee will remain on the committee until the next annual meeting of shareholders after his or her appointment, unless otherwise removed or replaced by the Board of Directors at any time.

The full text of the Audit Committee Charter is available on the Company’s website at www.titanmedicalinc.com and is attached as Schedule A to the AIF, which is filed as Exhibit 99.1 to this Annual Report.

Audit Committee Financial Expert

The Board of Directors has determined that John E. Barker (i) is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) and (iii) of Regulation S-K and Rule 5605(c)(2)(A) of the NASDAQ Stock Market Rules; and (ii) is independent (as determined under Exchange Act Rule 10A-3 and Rule 5605(a)(2) of the NASDAQ Stock Market Rules).

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY

INDEPENDENT AUDITOR

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2018 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

PRINCIPAL ACCOUNTANT FEES AND SERVICES – INDEPENDENT AUDITOR

The following table shows the aggregate fees billed to the Company by BDO Canada LLP, Chartered Professional Accountants and Licensed Public Accountants, the Company’s independent auditor, in each of the last two years.

	2017	2018
Audit Fees	$47,695	$56,085
Audit-Related Fees (1)	22,430	31,534
Tax Fees (2)	—	—
All Other Fees (3)	126,941	139,109
Total	$197,066	$226,728

(1)

“Audit-Related Fees” refers to the aggregate audit related fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s interim financial statements and are not reported as “Audit Fees”

(2)	“Tax Fees” refers to the aggregate tax fees billed for tax compliance, advice, planning and assistance with the preparation of tax returns.
(3)	“All Other Fees” refers to the aggregate fees billed relating to the issuance of prospectus documents during the year and other regulatory filings.

OFF-BALANCE SHEET ARRANGEMENTS

Other than for leased premises occupied by the Company, as discussed in note 8 of the audited financial statements for the year ended December 31, 2018 and 2017, the Company does not utilize off balance sheet arrangements.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that applies to directors, officers and employees of, and consultants and contractors to, the Company (the “Code”). The Code has been posted on the Company’s website at www.titanmedicalinc.com. The Code meets the requirements for a “code of ethics” within the meaning of that term in General Instruction 9(b) of the Form 40-F.

All waivers of the Code with respect to any of the employees, officers or directors covered by it will be promptly disclosed as required by applicable securities rules and regulations. During the fiscal year ended December 31, 2018, the Company did not waive or implicitly waive any provision of the Code with respect to any of the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2018 information with respect to the Company’s known contractual obligations:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	—	—	—	—	—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	52,841	52,841	—	—	—
Purchase Obligations	12,756,962	12,756,962	—	—	—
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	—	—	—	—	—

Total	$12,809,803	$12,809,803	$0	$0	$0

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2018 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

MINE SAFETY DISCLOSURE

Not applicable.

NASDAQ STATEMENT OF GOVERNANCE DIFFERENCES

The Company is a “foreign private issuer” as defined in Rule 3b-4 under Exchange Act and its common shares are listed on The NASDAQ Stock Market LLC (“NASDAQ”) and the Toronto Stock Exchange (“TSX”). Rule 5615(a)(3) of NASDAQ Stock Market Rules permits foreign private issuers to follow home country practices in lieu of certain provisions of NASDAQ Stock Market Rules. A foreign private issuer that follows home country practices in lieu of certain provisions of NASDAQ Stock Market Rules must disclose ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States. A description of the ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NASDAQ standards are as follows:

Shareholder Meeting Quorum Requirement: NASDAQ Stock Market Rule 5620(c) (“Rule 5620(c)”) requires that the minimum quorum requirement for a meeting of shareholders be 33 1/3 % of the outstanding common shares. In addition, Rule 5620(c) requires that an issuer listed on NASDAQ state its quorum requirement in its by-laws.

The Company has elected to follow Canadian practices consistent with the requirements of the TSX and the Business Corporations Act (Ontario) (the “OBCA”) in lieu of Rule 5620(c). The Company’s practices with regard to this requirement are not prohibited by the OBCA or the rules of the TSX. The Company’s quorum requirement is set forth in its by-laws, which provide that a quorum for the transaction of business at any meeting of shareholders is one person present in person or by proxy representing 20% of the outstanding common shares entitled to vote at the meeting.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company has previously filed with the SEC a written consent to service of process on Form F-X. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TITAN MEDICAL INC.

By:	/s/ Stephen D. Randall
	Name:	Stephen D. Randall
	Title:	Chief Financial Officer and Director

Date: March 29, 2019

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Annual Report:

Exhibit	Description

99.1	Annual Information Form dated March 29, 2019

99.2	Audited Annual Consolidated Financial Statements and notes thereto as at and for the years ended December 31, 2018 and 2017, together with the report thereon of the independent auditor

99.3	Management’s Discussion and Analysis for the year ended December 31, 2018

99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of BDO Canada LLP

101.INS	XBRL Instance

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase