Form 20-F
period 2019-12-31
TITAN MEDICAL INC
filed 2020-04-02
CIK 840551

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number 001-38524

Titan Medical Inc.

(Exact name of Registrant as specified in its charter)

Ontario, Canada

(Jurisdiction of incorporation or organization)

155 University Avenue, Suite 750

Toronto, Ontario M5H 3B7

Canada

(416) 548-7522

(Address of principal executive offices)

Stephen Randall

Titan Medical Inc.

155 University Avenue, Suite 750

Toronto, Ontario M5H 3B7

Canada

Tel: (416) 548-7522

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	TMDI	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2019, 39,907,681 Common Shares of the Registrant were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐            No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒            No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes  ☒            No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐            Item 18  ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐            No  ☒

INTRODUCTION

In this annual report on Form 20-F, which we refer to as the “Annual Report”, except as otherwise indicated or as the context otherwise requires, the “Company”, “we”, “our” or “us” or “Titan” or the “Company” refers to Titan Medical Inc. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2019 based upon the daily closing exchange rate as quoted by Capital IQ – the research division of Standard and Poor’s was U.S.$1.00 = Cdn.$1.2994.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains “forward looking information” and “forward-looking statements”, within the meaning of applicable Canadian and United States securities laws (collectively herein referred to as “forward-looking statements”). These statements relate to future events or future performance and reflect the Company’s expectations and assumptions regarding the growth, results of operations, performance and business prospects and opportunities of the Company. These forward-looking statements are made as of the date of this Annual Report or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “expected”, “expectation”, “anticipates”, “believes”, “intends”, “estimates”, “predicts”, “continues”, “potential”, “projects”, “projection”, “targeted”, “plans”, “possible”, “milestones”, “objectives” and similar expressions, or statements that events, conditions or results “will”, “may”, “could”, “would” or “should” occur or be achieved. Any forward-looking statements or statements of “belief”, including the statements made under “Risk Factors”, represent the Company’s estimates only as of the date of this Annual Report and the documents incorporated by reference herein, respectively, and should not be relied upon as representing the Company’s estimates as of any subsequent date. These forward-looking statements may concern anticipated developments in the Company’s operations in future periods, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future, and include, without limitation, statements regarding:

•	the Company’s ability to raise sufficient financing on a timely basis, secure and restore relationships with its suppliers and development partners and retain qualified personnel;

•	the Company’s business plan consists of the development of computer-assisted robotic surgical technologies for application in MIS comprising its single-port robotic surgical system;

•	the Company is planning continued development of a robust training curriculum and post-training assessment tools for surgeons and surgical teams;

•

the proposed training curriculum is planned to include cognitive pre-training, psychomotor skills training, surgery simulations, live animal and human cadaver lab training, surgical team training, troubleshooting and an overview of safety;

•	post-training assessment will include validation of the effectiveness of those assessment tools;

•	the Company’s intent to initially pursue gynecologic surgical indications for use of its single-port robotic surgical system;

•

the single-port robotic surgical system patient cart is being developed to deliver multi-articulating instruments and a 3D high definition vision system into the patient’s body cavity through a single access port;

•

the Company’s technology and research and development objectives and milestones, including any estimated costs, schedules for completion and probability of success and including without limitation the table set forth herein under the heading, “Current Development Plan” and the footnotes thereunder;

•	the Company’s intention with respect to updating any forward-looking statement after the date on which such statement is made or to reflect the occurrence of unanticipated events;

•	the Company’s expectation with respect to submitting its Investigational Device Exemption (“IDE”) application to the U.S. Food and Drug Administration (“FDA”) in a timely manner;

•	the Company’s expectation that under the FDA guidelines, the surgical system will be classified as a Class II medical device;

•	the Company’s expectation that it can, in a timely manner, produce the appropriate preclinical and clinical data required for a 510(k) application to the FDA, and Technical File for the CE mark;

•	assuming the Company obtains regulatory clearances, the Company’s expectation with respect to launching a commercial product in certain jurisdictions;

•

the Company’s plans to develop its single-port robotic surgical system and the estimated incremental costs (including the status, cost and timing of achieving the development and regulatory milestones disclosed herein);

•

the Company’s plans to design, create and refine software for production system functionality of the single-port robotic surgical system and the estimated incremental costs (including the status, cost and timing of achieving the development milestones disclosed herein);

•	the indication of additional specific milestones as the development of the Company’s single-port robotic surgical system progresses;

•	assuming the Company obtains regulatory clearances, the Company’s intentions with respect to initiating marketing activities;

•	the Company’s intention to continue to assess specialized skill and knowledge requirements and recruitment of qualified personnel and partners;

•	the Company’s intended use of proceeds of any offering of securities;

•	the Company’s continuing efforts to secure its intellectual property by filing patent applications;

•

the Company’s expectations with respect to its relationship with its Primary Supplier (as defined herein), including its ability to comply with the terms of the October 3, 2019 letter agreement between the Company and the Primary Supplier;

•

the future success of the Company is substantially dependent on funding its research and development program and maintaining the support of its research and development and manufacturing service providers and, in some cases, securing new suppliers and service providers;

•

the mandate of the special committee of the Company’s board of directors includes a wide range of potential transactions, including financing through equity or debt, licensing, merger or acquisition and to oversee the global search for strategic alternative transactions to maximize shareholder value;

•

although the outcome of the Civil Claim cannot be predicted, at a minimum, the Company does not expect that it will be responsible for the amounts set out in the Civil Claim beyond invoices for June through September 2019;

•

should the Company be successful in raising sufficient capital, which it may not be, the Company plans to complete paying valid past due invoices and then develop a work plan with input from suppliers that is consistent with the Company’s priorities toward milestone achievement having regard to the Company’s available capital resources;

•

as the Company’s Primary Supplier has agreed to waive certain deposit requirements, the Company plans to comply with the specified interim requirements of the supplier until the Company has raised sufficient capital to fund the deposit as described above;

•	the Company’s expectations with respect to the outcome of its dispute with the Service Provider (as defined herein);

•	in any case in which the Company may be unable to normalize supplier relationships, it has identified alternative suppliers of those services;

•	the Company will need to replace any product development service provider in the event it should be necessary or desirable to the Company;

•	the performance of human surgeries with the single-port robotic surgical system will require an IDE from the FDA, which must be submitted and approved in advance;

•

the recruitment of surgeons from multiple hospital sites will be necessary to perform the surgeries. Each of these sites will require approval of their independent Institutional Review Board (“IRB”) to approve the studies;

•

previous results achieved by surgeons in operating prototypes in animal and cadaver studies have validated the potential for single incision surgeries to be performed with the Company’s single-port robotic surgical system;

•	insights gained from these preclinical studies have directed the Company to make further product improvements;

•

the Company entered into a second Common Share Purchase Agreement (“Second Aspire Agreement”) with Aspire Capital Fund, LLC (“Aspire Capital”) under which Aspire Capital committed to purchase up to US $35.0 million of common shares of Titan at the Company’s request from time to time;

•	the Company’s intentions to complete summative human factors studies and complete the design and development of the system and initiate clinical studies;

•	the surgical indications for, and the benefits of, the robotic surgical system;

•	the Company’s belief that the materials and parts necessary for the manufacture of a clinical-grade robotic surgical system will be available in the marketplace;

•	the Company’s filing and prosecution of patent applications to expand its intellectual property portfolio as technologies are developed or refined;

•	the scope of protection obtained, if any, from the Company’s current or future patent applications, as well as their expected competitive advantages;

•	the Company’s seeking of licensing opportunities to expand its intellectual property portfolio;

•	obtaining or maintaining trademark registrations for the marks and names the Company uses in one or more countries and the future use of such marks and names;

•	the Company’s expected market segments and principal markets;

•	the Company’s expectations that they may be a PFIC (as defined herein) for the tax year ending December 31, 2020 and may be a PFIC in future tax years;

•	the Company’s expectation that negative cash flow is expected to continue;

•	the Company’s expectation that the Common Shares should be “regularly traded” in the first calendar quarter of 2020;

•	the Company’s intention to vigorously defend itself and pursue all relief to which it is entitled related to the work done by Naglreiter;

•	the Company’s intention with respect to not paying any cash dividends on Common Shares in the foreseeable future;

•	the Company’s intention to retain future earnings, if any, to finance expansion and growth;

•	the projected competitive conditions with respect to the Company’s products; and

•	the estimated size of the market for robotic surgical systems;

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual results of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as:

•	dependency on additional financing;

•	the Company’s history of losses;

•	reliance on strategic alliances;

•	the ability to retain key personnel in a highly competitive employment environment;

•	the possibility of the Company’s inability to augment its management team when required;

•	the possibility that the Company’s trade secrets and confidential information may be compromised;

•	reliance on third parties for important aspects of the Company’s business;

•	industry competitiveness;

•	operating without infringement of intellectual property rights of others;

•	obtaining and enforcing patent protection for the Company’s products;

•	obtaining or maintaining our trademarks;

•	conflicts of interest;

•	fluctuating financial results;

•	rapidly changing markets;

•	introduction of more technologically advanced products by competitors;

•	potential product liability claims;

•	ability to license other intellectual property rights;

•	government regulation;

•	modifications to products requiring new regulatory clearance;

•	extensive post-market regulation;

•	the Company’s products causing or contributing to a death or serious injury;

•	recalls by governmental authorities;

•	compliance with accounting regulations and tax rules across multiple jurisdictions;

•	contingent liabilities;

•	sales cycle for our single-port robotic surgical system;

•	uncertainty as to product development and commercialization milestones;

•	uncertainties as to development and manufacturing of a commercially viable product;

•	manufacturing delays, interruptions and cost overruns;

•	reliance on external suppliers and development firms;

•	delays, liability and negative perceptions from product malfunction;

•	instruments, components and accessories require repeated cleaning and sterilization;

•	a Civil Claim and other commercial disputes;

•	additional regulatory burden and controls over financial reporting;

•	fluctuations in foreign currency;

•	the possibility that the Company is not able to maintain its “foreign private issuer” status, and the possibility of delisting from the Nasdaq or TSX exchanges;

•	reduced disclosure requirements applicable to “emerging growth companies”;

•	the likelihood that the Company is a “passive foreign investment company”;

•	cyber-security risks and threats;

•	adverse impact on the Company’s financial condition and results of operations for fiscal 2020 as a result of COVID-19;

•	current global financial conditions;

•	results of operations;

•	difficulties with forecasting future operating results;

•	profitability;

•	obligations as a public company;

•	stock price volatility;

•	possible future sales by the Company’s shareholders of their securities;

•	limited operating history of the Company;

•	the negative impact of COVID-19 on the ability of suppliers of goods and services to provide resources in a timely manner to support the Company’s milestones;

•	the negative impact of COVID-19 on present and future demand for robotic surgeries, equipment and supplies; and

•	the negative impact of COVID-19 on the ability of the Company to obtain regulatory approvals as required on a timely basis to accomplish its milestones and objectives.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including without limitation, those referred to in this document under the heading “Risk Factors.” The forward-looking statements in this Annual Report are based on the reasonable beliefs, expectations and opinions of management on the date the forward-looking statements are made, and, except as required by law, we do not assume any obligation to update forward-looking statements if circumstances or our management’s beliefs, expectations or opinions should change.

For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

PART I.

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A.	Selected Financial Data

The following tables summarize financial data as at and for the fiscal years ended December 31, 2019, 2018, 2017 and 2016, prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The financial information in the tables below as at and for the fiscal year ended December 31, 2019, 2018, 2017 and 2016 has been derived from our audited financial statements and related notes included in this Annual Report. The selected financial data below should be read in conjunction with our audited financial statements, the notes thereto and the information appearing in the section of this Annual Report entitled “Item 5 – Operating and Financial Review and Prospects”. Our historical results do not necessarily indicate results expected for any future period.

Consolidated statement of loss and comprehensive loss data	Year ended December 31,
	2019	2018	2017	2016
Net sales	$—	$—	$—	$—
Net and comprehensive loss for the year	41,907,079	22,639,272	33,586,984	23,323,496
Basic and diluted loss per common share (1)	1.37	1.36	4.25	4.80

Consolidated statement of financial position date	2019	2018	2017	2016
Total assets	$3,381,581	$21,915,164	$29,674,610	$7,192,496
Net assets	(11,681,831)	4,217,109	9,606,798	594,604
Capital stock – common	194,859,415	170,502,394	154,016,519	112,742,810
Number of common shares issued (1)	39,907,681	21,675,849	12,686,723	5,550,382

Notes:

(1)	After giving effect to a 30:1 share consolidation that took effect June 10, 2018 in connection with the Company listing its shares on the NASDAQ Capital Markets exchange.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

In addition to the other information presented in this Annual Report, the following should be considered carefully in evaluating us and our business. This Annual Report contains forward-looking statements that involve risk and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements. If any of these risks occur, the Company’s business, results of operations or financial condition could be materially adversely affected. In that case, the trading price of the securities could decline, and you may lose all or part of your investment. Factors that might cause such a difference include, but are not limited to, those discussed below and elsewhere in this Annual Report.

We will require additional financing which may not be available to us on acceptable terms, or at all.

We will require additional financing in order to continue our research and development program through to completion and take advantage of future opportunities. Our ability to arrange such financing in the future will depend in part upon prevailing capital market conditions, as well as upon our business success. There can be no assurance that we will be successful in our efforts to arrange additional financing on terms satisfactory to us. If additional financing is raised by the issuance of shares or convertible securities from treasury, our control may change and shareholders may suffer additional dilution. If additional funds are raised through strategic partnerships, we may be required to relinquish rights to our products, or to grant licenses on terms that are not favorable to us. If adequate funds are not available, or are not available on acceptable terms, we may not be able to take advantage of opportunities, or otherwise respond to competitive pressures, which may delay or reduce our operations and ability to remain in business and continue as a going concern.

We have a history of losses and there is no guarantee that we will be able to achieve profitability.

We have a history of losses, and there is no assurance that any of our contemplated products will generate sustainable revenues or earnings, be profitable or provide a return on investment in the future. We have not paid dividends in the past. Our directors will determine our future dividend policy if we generate earnings in the future, based on operational and financial circumstances at that time.

We had negative cash flow from operating activities for our fiscal year ended December 31, 2019 and this negative cash flow is expected to continue. We will continue to incur research and development and general and administrative expenses related to our operations. We expect to incur sales and marketing expenses in anticipation of the commercialization of the single-port robotic surgical system if and when FDA clearance and CE marking provides authorization for commercial activities in the corresponding jurisdictions. If the single-port robotic surgical system fails in development or does not gain regulatory clearance or approval, or if it does not achieve market acceptance, we may never generate revenue or free cash flow or become profitable. Even if we generate revenue or free cash flow or achieve profitability in the future, we may not be able to sustain revenues, free cash flow or profitability in subsequent periods.

The medical device industry requires significant financial resources, and there is no assurance that future revenues will be sufficient to generate the funds required to continue our business development and marketing activities. If we do not have sufficient capital to fund our operations, we may be required to reduce our research and development efforts or in the future reduce our marketing efforts or forego certain business opportunities.

We rely on strategic alliances and there can be no assurance that these alliances will achieve their goals.

We rely upon, and expect to rely upon, strategic alliances with original equipment manufacturers (if and when our technology is commercialized) and medical technology development firms for development contracts, assistance in product design and development, volume purchase orders and manufacturing and marketing expertise. There can be no assurance that the strategic alliances will achieve their goals.

We depend on key personnel and the loss of the service of such personnel could have a negative impact on our business.

Our future success and performance depend in part upon the experience of key members of management. If, for any reason, any one or more of such key personnel do not continue to be active in our management, our operations and business prospects could be adversely affected. In particular, the losses of the services of any of our senior management or other key employees integral to the development of our technology and the generation of a functional, commercially viable product, or the inability to attract and retain necessary technical personnel in the future, could have a material adverse effect upon our business, financial condition, prospects, operating results and cash flows. We do not currently maintain “key man” insurance for any senior management or other key personnel.

We expect to increase the size of our management team in the future and our failure to attract and retain new members of our management team could adversely affect our business.

We expect that our potential expansion into areas and activities requiring additional expertise, such as manufacturing, sales, marketing and distribution will place additional requirements on our management, operational and financial resources. We expect these demands will require an increase in management and engineering, medical sales, marketing, and technical personnel and the development of additional expertise by existing management personnel. There is currently aggressive competition for employees who have experience in technology engineering, and in particular, surgical robotics. The failure to attract and retain such personnel or to develop such expertise could materially adversely affect our business, financial condition and results of operations.

Our trade secrets or other confidential information may be compromised.

We rely on trade secrets and confidential information, which we seek to protect, in part, through confidentiality and non-disclosure agreements with our employees, collaborators, suppliers, and other parties. There can be no assurance that these agreements will not be breached, that we would have adequate remedies for any such breach or that our trade secrets and confidential information will not otherwise become known to or independently developed by competitors. We might be involved from time to time in litigation to determine the enforceability, scope and validity of our proprietary rights. Any such litigation could result in substantial cost and divert management’s attention from operations.

We rely on third parties for a number of important aspects of our business and there are a range of issues that are outside of our direct control.

We are and will continue to be dependent on third parties to conduct our preclinical and clinical studies and to provide services for certain important aspects of our business. If these third parties do not perform as contractually required or expected, we may not be able to obtain regulatory clearance for our products, or we may be delayed in doing so.

We rely on third parties, such as technology design and development firms, contract research organizations, medical institutions, academic institutions, independent clinical investigators and contract laboratories, to conduct technology development, preclinical testing and feasibility studies, and clinical studies, and we expect to continue to do so in the future. We rely heavily on these parties, but do not control many aspects of their activities. As a result, many important aspects of product development are outside our direct control. If the third parties conducting preclinical or clinical studies do not perform their contractual duties or obligations, do not meet expected patient recruitment or other deadlines, fail to comply with good laboratory practice regulations, do not adhere to protocols or otherwise fail to generate reliable data, development, approval and commercialization of our products may be extended, delayed or terminated or may need to be repeated, and we may not be able to obtain regulatory clearance.

Our industry is highly competitive and a number of our competitors have significantly greater financial and human resources than we do.

The robotic surgical market is highly competitive with respect to, among other factors: pricing, product and service quality, and the time required to introduce new products and services. Our market is dominated by larger and better capitalized companies with substantially greater resources than we have. New products may be slow to be accepted into the market or may not be accepted at all. We are constantly exposed to the risk that our competitors may implement new technology before we do, or may offer lower prices, additional products or services or other incentives that we cannot and will not offer. We can give no assurances that we will be able to compete successfully against existing or future competitors. Competition in our target market is intense, and we expect competition to increase. The market for robotic surgery technologies is susceptible to price reductions among competitors seeking relationships with the same hospitals and outpatient surgery centers to which we hope to sell our products.

Our ability to compete successfully depends on a number of factors, including:

•	the successful development of our first-generation product in a form that is competitive in features, performance and price;

•	the successful identification and development of new products for our core market;

•	our ability to anticipate customer and market requirements and changes in technology and industry standards in a timely manner;

•	our ability to gain access to and use technologies in a cost-effective manner;

•	our ability to introduce cost-effective new products in a timely manner;

•	our ability to differentiate our products from our competitors’ offerings;

•	our ability to gain customer acceptance of our products;

•	the performance of our products relative to our competitors’ products;

•	our ability to market and sell our products through effective sales channels;

•	our ability to establish and maintain effective internal financial and accounting controls and procedures;

•	our ability to obtain required regulatory clearances and approvals in a timely manner;

•	the protection of our intellectual property, including our processes, trade secrets and know-how; and

•	our ability to attract and retain qualified technical, executive and sales personnel.

Our commercial success depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties.

Our commercial success depends, in part, upon not infringing intellectual property rights of others. A number of medical device and robotic surgery companies and other third parties have been issued patents and other proprietary rights, may have filed applications for patents and other proprietary rights, and may obtain additional patents and other proprietary rights, for technologies similar or identical to those being developed or utilized by us. Accordingly, there may currently exist third party patents, patent applications or other proprietary rights that may require us to alter our technology or proposed products, obtain licenses, or cease certain activities. We may become subject to claims by third parties that our technology or products infringe the third parties’ intellectual property rights for any reason, including due to the growth of products in target markets, the overlap in functionality of those products and the prevalence of products. We may become subject to these claims either directly by the third parties, or through indemnities against these claims that we may provide to end users, manufacturer’s representatives, distributors, value added resellers, system integrators and original equipment manufacturers.

Litigation before the courts of jurisdictions, or proceedings before patent offices, may be necessary to determine the scope, enforceability and validity of third-party proprietary rights and our proprietary rights. Some of our competitors have, or are affiliated with companies having, substantially greater resources than us and these competitors may be able to sustain the costs of complex intellectual property litigation and proceedings to a greater degree and for a longer period of time than us. Regardless of their merit, any claims relating to intellectual property scope, enforceability, validity, or infringement could be time consuming to evaluate and defend, result in costly litigation, cause product shipment delays or stoppages, divert management’s attention and focus away from the business, subject us to significant liabilities and equitable remedies, including injunctions, require us to enter into costly royalty or licensing agreements and/or require us to modify or stop developing or commercializing certain technologies and products unless we obtain licenses from a third parties. There can be no assurance that we would be able to obtain any such licenses on commercially favorable terms or at all. If we do not obtain such licenses, we could be required to cease the development and sale of certain of our products.

If we are unable to obtain and enforce patent protection for our products, our business could be materially harmed.

There is no guarantee that the patent applications owned by us will be granted, or, even if allowed to grant, that the patent applications will be granted in their current form or granted with a scope of protection sufficient to protect our commercially valuable technology. The scope of protection, if any, that may be afforded by our patent applications is uncertain. Further, even if patents issue from our pending or future applications, those issued patents and any of our previously assigned patents may be invalid or have a narrower scope of protection, and may be subject to invalidation proceedings commenced by third parties. The validity of an issued patent may be attacked on a number of different grounds, and such invalidation proceedings are inherently unpredictable. If such an invalidation proceeding commenced by a third party in respect of an issued patent owned by us is successful, the subject patent will be ordered invalid and therefore unenforceable.

Our success will depend, in part, on our ability to obtain and maintain protection over our technology and products and not infringe the proprietary rights of third parties. Despite precautions, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization. There can be no assurance that any steps taken by us will prevent misappropriation of our technology. Litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, operating results and/or financial condition.

We may be unable to obtain or maintain our trademarks and may incur substantial costs attempting to defend and enforce our rights in this regard.

Although we have registrations and pending applications for certain trademarks, we may not own or license trademark registrations for the marks and names that we are currently using in connection with products under development, or for our name, in any jurisdiction including the proposed principal markets where we plan to market and sell the single-port robotic surgical system following regulatory clearance and commercialization of our surgical system. We may be unable to obtain or maintain trademark registrations for the marks and names we use in one or more countries. It is possible that the use of “SPORT”, “SPORT Surgical System”, “Titan”, “Titan Medical” or variations thereof, as well as other trademarks and variations thereof for which registration is pending, may infringe or contravene the rights, including trademark rights, of other parties in one or more countries. In the event of actual or alleged infringement or contravention of rights, we may be forced to cease using these marks and names. There may be a substantial risk of litigation or other legal proceedings in one or more countries relating to the alleged infringement or contravention of another party’s trademark rights. These proceedings may occur even if we cease using these marks and names. We may incur substantial costs to defend and/or enforce our rights, if any, in these marks and names in such legal proceedings. We may not be successful in such legal proceedings, and may be required or agree to cease using these marks and names and pay other parties significant amounts of money. We may incur substantial costs to change the names and marks used by us, including the names and marks used in association with our products. In any such events, our business and operations could be materially adversely affected.

Certain of our directors and officers also serve as directors and officers of other companies, creating the possibility that a conflict of interest could arise.

Certain of our directors, officers and advisors are also directors, officers, advisors or shareholders of other companies. Such associations may give rise to conflicts of interest from time to time. Our directors will be required by law to act honestly and in good faith with a view to our best interests and to disclose any interest which they may have in any of our projects or opportunities. If a conflict arises at a meeting of our board of directors, any director with a conflict is obligated to disclose their interest and abstain from voting on such matter. In determining whether or not we will participate in any project or opportunity, the director in potential conflict would be required to recuse themselves from voting on the matter, and then the other non-conflicted members of the board will consider the merit of the opportunity and the degree of risk to which we may be exposed, along with our financial position at that time.

Our financial results and results of operations have fluctuated in the past and may continue to be volatile going forward.

Our financial results may vary significantly from period to period depending on the level of development activities and the size, frequency and timing of our securities offerings. The financial results may fluctuate as a result of a number of factors that may be outside of our control, which may cause the market price of our common shares to fall. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and an investor should not rely on past results as an indication of future performance. Financial results may be negatively affected by any of the risk factors listed in this “Risk Factors” section.

Our results of operations will depend upon numerous factors, including:

•	the successful development and commercialization of the single-port robotic surgical system in a timely manner and in accordance with budgeted expenditures;

•	actions relating to regulatory matters;

•	timing and ability to develop manufacturing and sales and marketing capabilities;

•	demand for robotic surgical systems in general;

•	the extent to which our products gain market acceptance;

•	the progress of surgical training in the use of products;

•	ability to develop, introduce and market new or enhanced versions of our products on a timely basis;

•	product quality problems or alleged product quality problems;

•	ability to protect proprietary rights and defend against third party challenges; and

•	ability to license additional intellectual property rights as required.

We are targeting a new and rapidly changing market. It is not clear that surgeons or hospitals will choose our surgical system over those offered by our competitors.

The market for our proposed technology is relatively new and is likely to undergo substantial development and changes. The market for our technology may develop more slowly than we anticipate, in which case we may be unable to recover the losses we have incurred in the development of our technology and may never achieve profitability. We cannot guarantee that this market will develop as anticipated or that we will secure market share necessary to achieve profitability and growth.

There is no assurance that surgeons or hospitals will choose our surgical system (if and when it is commercialized) over the systems offered by our competitors. There is also no assurance that robotic surgical systems will continue to be used (or their use increased) by potential customers and that robotic surgical technology will be competitive (based on costs and performance factors) with, and preferred over, conventional and well established medical treatment and surgical methods including conventional minimally invasive surgery and open surgery.

The introduction of more technologically advanced products could impact our operating and financial results.

Existing competitors could advance their products and new competitors could enter the market with superior technology. New and competitive products introduced into the marketplace that are based on or incorporate more advanced technologies, or provide performance similar to our products at a lower cost, may impact our operating and financial results.

We may become subject to potential product liability claims, and we may be required to pay damages that exceed our insurance coverage.

Our business is subject to a number of risks and hazards including adverse conditions or changes in the regulatory environment. Such occurrences could result in damage to equipment, personal injury or death, monetary losses and possible legal liability. Despite any insurance coverage which we currently have or may secure in the future, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable, or we may elect not to insure against such liabilities due to high premium costs or other reasons, in which event we could incur significant costs that could have a materially adverse effect upon our financial position.

Our business exposes us to potential product liability claims that are inherent in the design, testing, manufacture, sale and distribution of our surgical system which we are seeking to introduce to the market. Surgical medical devices involve significant risks of serious complications, including bleeding, nerve injury, paralysis, infection, and even death. Any product liability claim brought against us, with or without merit, could result in the increase of our product liability insurance rates or in our inability to secure coverage in the future on commercially reasonable terms, if at all. In addition, if our product liability insurance proves to be inadequate to pay a damage award, we may have to pay the excess of this award out of our cash reserves, which could significantly harm our financial condition. If longer-term patient results and experience indicate that our products or any component of a product causes tissue damage, motor impairment or other adverse effects, we could be subject to significant liability. A product liability claim, even one without merit, could harm our reputation in the industry, lead to significant legal fees, and result in the diversion of management’s attention from managing our business.

Our technology may depend on third party licenses for certain functions or procedures. There can be no guarantee that we will be able to secure and maintain those licenses.

Our technology may require the use of other existing technologies and processes which are currently, or in the future will be, subject to patents, copyrights, trademarks, trade secrets and/or other intellectual property rights held by other parties. We may need to obtain one or more licenses to use those other existing technologies. If we are unable to obtain licenses on reasonable commercial terms from the holders of such intellectual property rights, we could be required to halt development and manufacturing or redesign our technology, failing which we could bear a substantial risk of litigation for infringement or misappropriation of such intellectual property rights. In any such event, our business and operations could be materially adversely affected.

Government regulation controls all aspects of our product and business. Changes in policies and additional regulations may be enacted that could prevent or delay regulatory clearance or approval of our products.

The preclinical and clinical testing, manufacturing, sale and distribution of our contemplated products are governed by a number of regulatory bodies in countries where we intend to conduct business, including required clearance to market from the FDA, European CE mark approval, and approval from the Canadian Health Protection Branch. Applications for these approvals and clearances have not been made and there can be no assurances that applications for such approvals and clearances will be filed in a timely manner as planned, or will be received, or will be granted approval or clearance, or if such approvals and clearances are granted, that we will be able to comply with the conditions and requirements of such approvals and clearances. Failure to obtain such approvals and clearances or to comply with such conditions and requirements may have a material adverse effect on our business, financial condition and results of operations.

Regulatory authorities can delay, limit or deny clearance or approval of a medical device candidate for many reasons, including:

•	a medical device candidate may not be deemed safe or effective, in the case of a PMA application;

•

a medical device candidate may not be deemed to be substantially equivalent to a device lawfully marketed either as a grandfathered device or one that was cleared through the 510(k) premarket notification process;

•	a medical device candidate may not be deemed to be in conformance with applicable standards and regulations;

•	regulatory officials may not find the data from preclinical and clinical studies sufficient;

•	regulatory authorities might not approve our processes or facilities or those of any of our third-party manufacturers; or

•	regulatory authorities may change clearance or approval policies or adopt new regulations.

Regulatory requirements and standards for approval or clearance of medical devices are subject to change and the adaptation of our technology development program to meet the changing requirements and standards may cause us to incur substantial expenditures and may result in substantial delays in the achievement of and changes to the technology development milestones as well as escalations in the corresponding budgets. Such changes may require the performance and collection of extensive human clinical studies and data which could add significant expense and substantially lengthen timelines to commercialization. These changes may have an adverse effect on our ability to commercialize our products and our results of operations and financial condition.

Our results may be affected by changes in trade, monetary and fiscal policies, laws and regulations, or other activities of the Canadian, United States and foreign governments, agencies and similar organizations. Our results may be affected by social and economic conditions which impact our operations.

Once our products are cleared or approved, modifications to our products may require new regulatory clearances or approvals and may require us to cease marketing or recall the modified products until clearances or approvals are obtained.

If we are granted FDA clearance, we may subsequently decide to make certain modifications to our products for a number of reasons including those based on customer feedback.

Any modification to a 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design, or manufacture, requires a new 510(k) clearance. The FDA requires every manufacturer to make this determination in the first instance, but the FDA may review such determinations. The FDA may not agree with our decisions regarding whether new clearances or approvals are necessary. If the FDA disagrees with our determinations for any future changes, or prior changes to previously marketed products, as the case may be, we may be required to cease marketing or to recall the modified products until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties.

Furthermore, the FDA’s ongoing review of the 510(k) program may make it more difficult for us to make modifications to our products, either by imposing more strict requirements on when a new 510(k) for a modification to a previously cleared product must be submitted, or applying more onerous review criteria to such submissions. In October 2017, the FDA issued guidance documents addressing when to submit a new 510(k) due to modifications to 510(k) cleared products and the criteria for evaluating substantial equivalence. The interpretation of the guidance document by the FDA staff could lead to instances where the FDA disagrees with our decision regarding a change and could result in warning letters and other enforcement actions.

Even after clearance or approval for our products is obtained, we are subject to extensive post-market regulation by the FDA and other regulatory authorities. Our failure to meet strict regulatory requirements could require us to pay fines, incur other costs or even close our facilities.

Even after we have obtained the proper regulatory clearance or approval to market a product, the FDA has the power to require us to conduct post-market studies. These studies can be expensive and time-consuming to conduct. Failure to complete such studies in a timely manner could result in the revocation of clearance or approval and the recall or withdrawal of the product, which could prevent us from generating sales from that product in the United States. The FDA has broad enforcement powers, and any regulatory enforcement actions or inquiries, or other increased scrutiny on us, could dissuade surgeons from using our products and adversely affect our reputation and the perceived safety and efficacy of our products.

We are also required to comply with the FDA’s QSR (Quality System Regulation/Medical Device Good Manufacturing Practice), which covers the methods used in, and the facilities and controls used for, the design, manufacture, quality assurance, labeling, packaging, sterilization, storage, shipping, installation and servicing of our marketed products. The FDA enforces the QSR through periodic announced and unannounced inspections of manufacturing facilities. In addition, in the future, regulatory authorities and/or customers may require specific packaging of sterile products, which could increase our costs and the price of our products. Later discovery of previously unknown problems with our products, including unanticipated adverse events or adverse events of unanticipated severity or frequency, manufacturing problems, or failure to comply with regulatory requirements such as the QSR, may result in changes to labeling, restrictions on such products or manufacturing processes, withdrawal of the products from the market, voluntary or mandatory recalls, a requirement to repair, replace or refund the cost of any medical device we manufacture or distribute, fines, suspension of regulatory approvals, product seizures, injunctions or the imposition of civil or criminal penalties which would adversely affect our business, operating results and prospects.

If one of our products, or a malfunction of one of our products, causes or contributes to a death or a serious injury, we will be subject to medical device reporting regulations, which can result in voluntary corrective actions or agency enforcement actions.

Under the FDA’s medical device reporting, or MDR (Medical Device Reporting), regulations, we are required to report to the FDA any incident in which our product may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury. Product malfunctions may result in a voluntary or involuntary product recall, which could divert managerial and financial resources, impair our ability to manufacture our products in a cost-effective and timely manner, and have an adverse effect on our reputation, results of operations and financial condition. We are also required to follow detailed recordkeeping requirements for all firm-initiated medical device corrections and removals, and to report such corrective and removal actions to the FDA if they are carried out in response to a risk to health and have not otherwise been reported under the MDR regulations.

All manufacturers bringing medical devices to market in the European Economic Area are legally bound to report any incident that led or might have led to the death or serious deterioration in the state of health of a patient, user or other person, and which the manufacturer’s device is suspected to have caused, to the competent authority in whose jurisdiction the incident occurred. In such case, the manufacturer must file an initial report with the relevant competent authority, which would be followed by further evaluation or investigation of the incident and a final report indicating whether further action is required. Any adverse event involving our products could result in future voluntary corrective actions, such as recalls or customer notifications, or agency action, such as inspection or enforcement action. Any corrective action, whether voluntary or involuntary, will require the dedication of our time and capital, distract management from operating our business and may harm our reputation and financial results.

A recall of our products, either voluntarily or at the direction of the FDA or another governmental authority, or the discovery of serious safety issues with our products, could have a significant adverse impact on us.

The FDA and similar foreign governmental authorities such as the competent authorities of the European Economic Area countries have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture or in the event that a product poses an unacceptable risk to health. Manufacturers may, under their own initiative, recall a product if any material deficiency in a device is found. A government-mandated or voluntary recall by us or one of our distributors could occur as a result of an unacceptable risk to health, component failures, manufacturing errors, design or labeling defects or other deficiencies and issues.

Any future recalls of any of our products would divert managerial and financial resources and could have an adverse effect on our reputation, results of operations and financial condition, which could impair our ability to produce our products in a cost-effective and timely manner in order to meet our customers’ demands. We may also be required to bear other costs or take other actions that may have a negative impact on our future sales and our ability to generate profits.

Compliance with accounting regulations and tax rules across multiple jurisdictions is time consuming and expensive and could expose us to penalties and fines.

We are subject to numerous tax and accounting requirements, and changes in existing accounting or taxation rules or practices, or varying interpretations of current rules or practices, could have a significant adverse effect on our financial results or the manner in which we conduct our business. We have issued our financial statements for the year ended December 31, 2019 in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

In the future, the geographic scope of our business may expand, and such expansion will require us to comply with the tax laws and regulations of multiple jurisdictions. Requirements as to taxation vary substantially among jurisdictions. Complying with the tax laws of these jurisdictions can be time consuming and expensive and could potentially subject us to penalties and fees in the future if we were to inadvertently fail to comply. In the event we were to inadvertently fail to comply with applicable tax laws, this could have a material adverse effect on our business, results of operations, and financial condition.

Contingent liabilities could have a negative impact on our financial position.

Contingent liabilities for contractual and other claims with customers, development firms, suppliers and former employees to which we may become party in the future may have a material adverse effect on our financial position.

The sales cycle for our single-port robotic surgical system is expected to be long and unpredictable, which will make it difficult for us to forecast revenue and it may increase the magnitude of quarterly fluctuations in our operating results.

The purchase of a surgical robotic system such as our single-port robotic surgical system represents a capital purchase by hospitals and other potential customers. The capital purchase nature of the transaction, the complexity of our product, the relative newness of surgical robotic systems and the competitive landscape requires us to spend substantial time and effort to assist potential customers and any group purchasing organizations in evaluating our robotic system. We must communicate with multiple surgeons, administrative staff and executives within each potential customer account in order to receive all approvals on behalf of such organizations. We may face difficulty identifying and establishing contact with such decision makers. Even after initial acceptance, the negotiation and documentation processes can be lengthy. Additionally, our customers may have strict limitations on spending depending on the current economic climate or trends in healthcare.

Any delay in achieving sales in a particular quarter could cause our operating results to fall below expectations. We also expect such a lengthy sales cycle makes it more difficult for us to accurately forecast revenues in future periods and may cause revenues and operating results to vary significantly in future periods.

We currently have very limited marketing, sales and distribution capabilities. There can be no assurance that we will be successful in building our sales capabilities. To the extent that we enter into distribution, co-promotion or other arrangements, our product revenue is likely to be lower than if we directly market or sell our products. In addition, any revenue we receive will depend in whole or in part on the efforts of such third parties, which may not be successful and are generally not within our control. If we are unable to enter into such arrangements on acceptable terms or at all, we may not be able to successfully commercialize our products.

There can be no certainty that we will meet our established product development and commercialization milestones. Failure to do so may affect our operational and financial results.

We have established product development and commercialization milestones that we use to assess our progress toward developing a commercially viable product. These milestones relate to technology and design improvements as well as to dates for achieving development goals and projected expenditures. To assess progress, we test and evaluate our technology under simulated conditions. If such evaluations indicate technical defects or failure to meet cost or performance goals, our commercialization schedule could be delayed, and potential purchasers of our initial commercial systems may decline to purchase them or they may choose to purchase alternative technologies. Whether or not we meet our milestones, there is no assurance that our technology will be successful in the market. We expect that additional specific milestones could be identified as the development of our single-port robotic surgical system progresses, or existing milestones, budgets and the schedule for completion of each milestone may change depending on a number of factors including the results of our development program, the availability of financing and the ability of development firms engaged by us to complete work assigned to them.

We are still in the process of developing our single-port robotic surgical system and there can be no certainty that a commercially viable product will emerge from this process.

Our future success is substantially dependent on a continued research and development effort that has thus far been directed by certain of our key managers. In addition to being capital intensive, research and development activities relating to sophisticated technologies such as ours are inherently uncertain as to future success and the achievement of a desired result. If delays or problems occur during our ongoing research and development process, important financial and human resources may need to be diverted toward resolving such delays or problems. Further, there is a material risk that our research and development activities may not result in a functional, commercially viable product or one that is approved by regulatory authorities.

Commercial manufacturing of our single-port robotic surgical system is expected to be an extremely detailed and complex process with the potential for delays, interruptions or cost overruns.

The manufacture of prototypes and commercial products will involve complex processes and the manufacturers engaged by us may encounter difficulties initiating and maintaining production. In the future, there could be a significant disruption in the supply of services, materials or products from current sources or, in the event of a disruption, we might not be able to locate alternative suppliers of services, materials, components or products of comparable quality at an acceptable price, or at all. In addition, we cannot be certain that our manufacturers will be able to complete the manufacture of prototypes or fill our orders for commercial products, once commercialized, in a timely manner. If we experience significant increased demand, or need to replace an existing manufacturer, there can be no assurance that additional supplies of product or additional manufacturing capacity will be available when required on terms that are acceptable to us, or at all. In addition, even if we are able to expand existing manufacturing or find new manufacturing, we may encounter delays in production. Any delays, interruption or increased costs in the supply of materials or manufacture of our products could have an adverse effect on our ability to meet customer demand for our products and result in lower revenues and net income.

Our reliance on external suppliers and development firms for execution of our single-port robotic surgical system development program means that we do not control all aspects of the development.

We are dependent on external suppliers and development firms to conduct our technology research and development and manufacturing of evaluation units of our single-port robotic surgical system. If these external firms seek to impose conditions on their obligations to conduct their work in addition to or different from the terms set forth in their engagement agreements and we are unable to satisfy those conditions or they do not otherwise perform as contractually required or expected, we may not be able to complete the development of our single-port robotic surgical system, or we may be delayed in doing so, and the costs for developing our products may significantly increase beyond those forecasted. In the event that external development firms do not resume, or they do not otherwise carry on, the development work on our single-port robotic surgical system, on conditions and in a manner that is agreeable to us, we may engage other firms to take on the development work and in that case, the estimated costs of the development milestones may increase and the schedule for completion of each milestone may be delayed.

We rely heavily on external parties for successful execution of our single-port robotic surgical system development program, but do not control many aspects of their activities. As a result, many important aspects (including costs and timing) of product development are outside our direct control.

We are responsible for ensuring that our single-port robotic surgical system is being developed to meet the guidelines and requirements of the FDA and other regulatory authorities, applicable laws and regulations and industry standards. Our reliance on third parties does not relieve us of these responsibilities.

Additionally, if the external firms conducting preclinical or clinical studies do not perform their contractual duties or obligations, do not meet expected deadlines, fail to comply with good laboratory practice regulations, do not adhere to our study protocols or otherwise fail to generate reliable preclinical or clinical data, development, approval and commercialization of our products may be extended, delayed or terminated or may need to be repeated, costs may significantly increase and we may not be able to obtain regulatory approval within the time frames forecasted, if at all.

We currently have payables due to our primary product development supplier (the “Primary Supplier”) in excess of $6 million relating primarily to work performed prior to November 2019.

Our Primary Supplier has stopped all work with regard to the development of the Company’s robotic surgical system and there is no assurance that we will have sufficient capital to maintain deposits or prepayments with the Primary Supplier or make payments to the Primary Supplier on satisfactory terms in order to have the Primary Supplier resume work or to maintain our engagement of the Primary Supplier.

A product malfunction could result in delays, liability and negative perceptions of the single-port robotic surgical system and ourselves.

A malfunction or the inadequate design of our contemplated surgical system could result in product liability or other tort claims. Accidents involving our surgical system could lead to personal injury, death or physical damage. Any liability for damages resulting from malfunctions could be substantial and could adversely affect our business and results of operations. In addition, a well publicized actual or perceived problem could adversely affect the market’s perception of our surgical system. This could result in a decline in demand for our products, which would adversely affect our financial condition and results of operations.

If our contemplated products are found to be defective, we may be required to redesign or recall the surgical system. This redesign or recall may cause us to incur significant expenses, disrupt sales and adversely affect our reputation and our surgical system, which could adversely impact our revenue, operating results and profitability.

Certain reusable instruments, camera components and other accessories require repeated cleaning and sterilization

Certain reusable instruments, camera components and other accessories require repeated cleaning and sterilization between surgical procedures. There is no assurance that our product development and manufacturing partners will be successful in producing designs that achieve a predictable number of cleaning and sterilization cycles, or that the specified processes will result in sterile products. If product development efforts are unsuccessful in this regard, our economic model for pricing of reusable devices could become impractical to implement, our potential profit margins (if any) may be adversely affected, or our product offering could be deemed to not be viable for commercial use.

Once our products are available for commercial use, there is no assurance that customers will follow the cleaning and sterilization procedures that we recommend for our products. Failure by a customer to perform the appropriate cleaning and sterilization procedures could lead to patient injury or death, in which case we could be subject to litigation and possible regulatory enforcement. Further, even the allegation of the use of nonsterile product by a customer could have a materially adverse effect on our business.

We are party to a Civil Claim, the outcome of which cannot be predicted.

The outcome of the Civil Claim cannot be predicted. There is no assurance that we will be successful in defending against the Civil Claim or in our counterclaims asserted against the Service Provider. Please see the discussion under “Civil Claim” on page 63.

As we are a Canadian company, it may be difficult for United States shareholders to effect service on us or to realize on judgments obtained in the United States.

We are incorporated under the laws of the Province of Ontario, Canada, a number of our directors and officers are residents of Canada, and most or all of our assets and the assets of such persons are located outside the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States upon us or upon such persons who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under United States securities laws. A judgment of a United States court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the United States court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or us predicated solely upon such civil liabilities.

We are subject to risks related to additional regulatory burden and controls over financial reporting.

We are subject to the continuous and timely disclosure requirements of Canadian securities laws and the rules, regulations and policies of the Toronto Stock Exchange, the Ontario Securities Commission and other Canadian securities regulators, the Nasdaq and the SEC. These rules, regulations and policies relate to, among other things, corporate governance, corporate controls, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas, including our internal controls over financial reporting. However, there is no assurance that these and other measures that we may take will be sufficient to allow us to satisfy our obligations as a public company on a timely basis. In addition, compliance with reporting and other requirements applicable to public companies create additional costs for us and require the time and attention of our management. We cannot predict the amount of the additional costs that we may incur, the timing of such costs or the impact that management’s attention to these matters will have on our business. In addition, our inability to maintain effective internal controls over financial reporting could increase the risk of an error in our financial statements. Our management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives due to our inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is therefore subject to error, improper override or improper application of the internal controls. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis, and although it is possible to incorporate safeguards into the financial reporting process to reduce this risk, they cannot be guaranteed to entirely eliminate it. If we fail to maintain effective internal control over financial reporting, then there is an increased risk of an error in our financial statements that could result in us being required to restate previously issued financial statements at a later date.

We are also subject to corporate governance standards that apply to us as a foreign issuer listed on the Nasdaq and registered with the SEC in the United States. Although we substantially comply with the Nasdaq’s corporate governance guidelines, we are exempt from certain Nasdaq requirements because we are subject to Canadian corporate governance requirements. We may from time to time seek other relief from corporate governance and exchange requirements and securities laws from the Nasdaq and other regulators.

Fluctuations in foreign currency exchange rates may adversely affect our financial results.

We conduct operations principally in the U.S. and Canada, and portions of our expenses, assets and liabilities are denominated in U.S. dollars and Canadian dollars. Since our consolidated financial statements are presented in U.S. dollars, we must translate our expenses, as well as assets and liabilities, into U.S. dollars at exchange rates in effect during or at the end of each reporting period. We have not historically hedged our exposure to foreign currency fluctuations. Accordingly, increases or decreases in the value of the Canadian dollar against the U.S. dollar could affect our operating losses and the value of balance sheet items denominated in foreign currencies.

We may be delisted from Nasdaq if we do not satisfy continued listing requirements.

On November 27, 2019, we received notifications by Nasdaq that we were not in compliance with Nasdaq Listing Rule 5550(a)(2) since the closing bid price for our Common Shares listed on Nasdaq was below $1.00 for 30 consecutive business days, and Nasdaq Rule 5550(b)(2) since the Market Value of Listed Securities for our Common Shares listed on Nasdaq was below $35 million for 30 consecutive business days. Nasdaq Rules further provide us with a period of 180 calendar days from the date of notification to regain compliance with the above noted Rules.

While these notifications do not currently impact our listing on the Nasdaq, there can be no assurance that we will be able to comply in the future with Nasdaq’s bid price, Market Value of Listed Securities, or other continued listing requirements under Nasdaq Rules (the “Continued Listing Requirements”). If we are unable to satisfy the Continued Listing Requirements for which we received notifications from Nasdaq, and continue to be deficient after the applicable grace period(s), Nasdaq may commence procedures to delist our Common Shares from Nasdaq. If our Common Shares were to be delisted by Nasdaq, the market liquidity of our Shares could be adversely affected and the market price of our Common Shares could decline.

We may not be able to maintain our status as a “Foreign Private Issuer”.

In order to maintain our status as a foreign private issuer, a majority of our Common Shares must be either directly or indirectly owned by non-residents of the U.S. unless we also satisfy one of the additional requirements necessary to preserve this status. We may in the future lose our foreign private issuer status if a majority of our Common Shares are held in the United States and if we fail to meet the additional requirements necessary to avoid loss of our foreign private issuer status. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the MJDS. If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers.

We are an “emerging growth company” and cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make it less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. We will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which we had total annual gross revenues of US$1,070,000,000 or more; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act, such as this registration statement; (c) the date on which we, during the previous 3-year period, issued more than US$1,000,000,000 in non-convertible debt; or (d) the date on which we are deemed to be a ‘large accelerated filer.’

For so long as we continue to qualify as an emerging growth company, we will be exempt from the requirement to include an auditor attestation report relating to internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act in our annual reports filed under the U.S. Exchange Act, as amended, even if we do not qualify as a “smaller reporting company,” as well as certain other exemptions from various reporting requirements that are applicable to other public companies.

We are likely a ‘‘passive foreign investment company’’, which may have adverse U.S. federal income tax consequences for U.S. investors.

We believe we were classified as a ‘‘passive foreign investment company’’ or ‘‘PFIC’’ during the tax year ended December 31, 2019, and based on current business plans and financial expectations, we expect that we may be a PFIC for the current tax year and future tax years. If we are a PFIC for any year during a U.S. taxpayer’s holding period of Common Shares, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of the Common Shares or any so-called ‘‘excess distribution’’ received on its Common Shares as ordinary income, and to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. taxpayer. Subject to certain limitations, these tax consequences may be mitigated if a U.S. taxpayer makes a timely and effective QEF Election (as defined below) or a Mark-to-Market Election (as defined below). Subject to certain limitations, such elections may be made with respect to the Common Shares. A U.S. taxpayer who makes a timely and effective QEF Election generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amounts to our shareholders. However, U.S. taxpayers should be aware that there can be no assurance that we will satisfy the record keeping requirements that apply to a qualified electing fund, or that we will supply U.S. taxpayers with information that such U.S. taxpayers require to report under the QEF Election rules, in the event that we are a PFIC and a U.S. taxpayer wishes to make a QEF Election. Thus, U.S. taxpayers may not be able to make a QEF Election with respect to their Common Shares. A U.S. taxpayer who makes the Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s basis therein. This paragraph is qualified in its entirety by the discussion below under the heading ‘‘Certain United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules.’’ Each potential investor who is a U.S. taxpayer should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of the Common Shares.

The Company may face cyber-security risks and threats.

Threats to information technology systems associated with cyber-security risks and cyber incidents or attacks continue to grow. It is possible that our business, financial and other systems or those of the companies, service providers or consultants with which we do business could be compromised, which might not be noticed for some period of time. Risks associated with these threats include, among other things, loss of intellectual property, disruption of business operations and safety procedures, loss or damage to worksite data delivery systems, and increased costs to prevent, respond to or mitigate cyber-security events.

Our financial condition and results of operations for fiscal 2020 may be adversely affected by the recent coronavirus outbreak.

If a pandemic, epidemic or outbreak of an infectious disease occurs in Canada, the United States or globally, our business may be adversely affected. In December 2019, a novel strain of COVID-19 was reported to have surfaced in Wuhan, China. The virus continues to spread globally and, at the time of this filing, has spread to over 50 countries, including Canada and the United States. Our operations could be adversely affected to the extent that coronavirus or any other epidemic harms the world economy in general and the capital markets in North America in particular. Our operations may experience disruptions, such as temporary closure of our offices, which may materially and adversely affect our business, financial condition and operational results. The duration of the business disruption and related financial impact cannot be reasonably estimated at this time but may materially affect our ability to operate our business and result in additional costs. Such events could impair our ability to raise necessary capital, cause us to incur additional expenses or disrupt the services of our external engineering and medical technology development and manufacturing firms, as well as service providers. The extent to which the coronavirus or other health epidemic may impact our business, operations, prospects and results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others.

The global pandemic creates substantial uncertainty as to the willingness and ability of hospitals, HMOs, ambulatory care facilities and other prospective customers to purchase and implement robotic surgical systems.

The American College of Surgeons has called for hospitals to minimize, postpone or cancel elective procedures until the coronavirus (COVID-19) outbreak slows down. An elective surgical procedure slowdown in the robotic surgical space may result in a substantial negative impact on the market prospects for robotic surgical systems and instruments and related services.

Accordingly, COVID-19 may have a material adverse effect on:

•	the ability of our suppliers to provide goods and services and other resources in a timely manner to support our business including our work toward achievement of our development milestones;

•	present and future demand for robotic surgeries, equipment and related products; and

•	our ability to complete pre-clinical and clinical trials of our robotic system and to obtain regulatory approvals as required on a timely basis.

Item 4.	Information on the Company

A.	History and Development of the Company

Titan Medical Inc. is the successor corporation formed by amalgamation under the Business Corporations Act (Ontario) on July 28, 2008.

Synergist Medical Inc. (“Synergist”), 2174656 Ontario Limited (“Newco”) and KAM Capital Corp. (“KAM”) entered into an amalgamation agreement on June 23, 2008, pursuant to which on July 28, 2008 Synergist amalgamated with Newco, a wholly-owned subsidiary of KAM, to form a new corporation called Titan Medical Inc. (“Amalco”). Thereafter, Amalco amalgamated with KAM pursuant to a vertical amalgamation to form a new corporation called Titan Medical Inc.

Synergist was incorporated on July 5, 2002 and commenced operations on May 31, 2006 for the purpose of developing robotic surgical technology. KAM was incorporated on November 28, 2007 and filed and obtained a receipt for a final prospectus from certain Canadian securities regulatory authorities in compliance with the TSX Venture Exchange’s (“TSX-V”) Policy on Capital Pool Companies (“CPC Policy”). Newco was formed as a special purpose wholly-owned subsidiary of KAM incorporated for the purpose of effecting the Amalgamations. The Amalgamations constituted the Qualifying Transaction of KAM under the CPC Policy.

The head office and registered office of Titan is located at 155 University Avenue, Suite 750, Toronto, Ontario M5H 3B7. Titan’s main telephone number is (416) 548-7522. Our website is www.titanmedicalinc.com. Information contained on the Company’s website does not form part of this Annual Report.

On June 19, 2018, we consolidated our issued and outstanding Common Shares on the basis of one post-consolidation Common Share for 30 pre-consolidation Common Shares (the “Share Consolidation”). The Share Consolidation was undertaken in connection with our application for a supplemental listing of our securities on the Nasdaq.

The Common Shares are listed for trading in Canada on the TSX under the symbol “TMD”. The Common Shares are also traded on the Nasdaq in the United States under the symbol “TMDI”.

Capital Expenditures

Titan is a development stage pre-revenue Company. Capital expenditures in each of the last three years have related to the acquisition of furniture and equipment plus additions to our patent portfolio, as follows:

	Furniture and Fixtures	Patent Rights
2019	—	$458,037
2018	—	$420,587
2017	$3,427	$201,409

Research and development activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding are expensed as incurred. The costs of developing new products are capitalized as deferred development costs if they meet the development capitalization criteria under IFRS. These criteria include the ability to measure development costs reliably, that the product is technically and commercially feasible, that future economic benefits are probable and that we intend to and have sufficient resources to complete development and to use or sell the assets. To date, all the research and development costs have been expensed as the criteria for capitalization under IFRS have not yet been met.

Available Information

The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Information is also available under the Company’s profile on SEDAR (www.sedar.com) or on www.titanmedicalinc.com.

B.	Business Overview

Our business plan consists of the development of computer-assisted robotic surgical technologies for application in minimally invasive surgery (“MIS”) comprising our single-port robotic surgical system. The system under development includes a surgeon-controlled patient cart that includes a 3D high definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides the surgeon with an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body during MIS procedures. We intend to initially pursue gynecologic surgical indications for use of our single-port robotic surgical system.

Development of our single-port robotic surgical system proceeded with input from surgeons and operating room staff experienced in MIS, consultation with medical technology development firms and input from the Company’s Surgeon Advisory Board (the “Surgeon Advisory Board”) comprised of surgeons who specialize in MIS. This approach allowed us to design a robotic surgical system intended to include the traditional advantages of robotic surgery, including 3D stereoscopic imaging and restoration of instinctive control, as well as new and enhanced features, including an advanced surgeon workstation incorporating a 3D high definition display providing a more ergonomically friendly user interface and a patient cart with enhanced instrument dexterity.

Our single-port robotic surgical system patient cart has been developed with the goal of delivering multi-articulating instruments and a dual-view camera system into a patient’s abdominal body cavity through a single access port. The dual-view camera system consists of a flexible 3D high-definition endoscopic camera along with a light source and a camera insertion tube with a diameter of approximately 25 millimeters that includes an integrated 2D high-definition camera along with an independent light source that, once inserted, provides visualization for optimal positioning of the camera insertion tube by a bedside assistant under the guidance of the surgeon. Once the camera insertion tube is inserted and positioned in the body, it is docked to the central unit of the patient cart and the 3D high-definition endoscopic camera is deployed in a manner that the endoscopic camera and multi-articulating instruments can be controlled by the surgeon via the workstation. The reusable multi-articulating, snake-like instruments are designed to couple with an assortment of permanent and detachable single patient use end effectors that in the case of the latter, provide first use quality in every case and eliminate the reprocessing of the complete instrument. The use of reusable (for a specific number of uses) robotic instruments that can be cleaned and sterilized between surgeries, and single patient use end effectors is intended to minimize the cost per procedure without compromising surgical performance. The patient cart is also designed to include a mast, a boom and wheels for configurability for a number of surgical indications and the ability to be maneuvered within the operating room, or redeployed within hospitals and ambulatory surgical centers, where applicable.

As part of the development of our single-port robotic surgical system, we are planning continued development of a robust training curriculum and post-training assessment tools for surgeons and surgical teams. The proposed training curriculum is planned to include cognitive pre-training, psychomotor skills training, surgery simulations, live animal and human cadaver lab training, surgical team training, troubleshooting and an overview of safety. Post-training assessment will include validation of the effectiveness of those assessment tools. A software training system developer has produced 14 core surgical skills simulation modules customized for use with our surgeon workstation in the first phase of the comprehensive surgeon training curriculum that we are planning for our single-port robotic surgical system.

We have continuously evaluated our technologies under development for intellectual property protection through a combination of trade secrets and patent application filings and we have continued the filing and prosecution of patents. Our patent portfolio has increased from 12 issued patents at December 31, 2016 to 46 issued patents as of December 31, 2019. As of March 30, 2020, the Company has 85 patent applications and 50 patents.

As part of our development efforts, we have established certain milestones related to technology and design advancements as well as preclinical and clinical studies and completion of regulatory submissions. To assess progress, we regularly test and evaluate our technology. If such evaluations indicate technical defects or failure to meet cost or performance goals, the Company’s development schedule could be further delayed. See “Risk Factors”.

Development Objectives

We have used a combination of internal resources and external development firms to execute the research, development and regulatory plans for our single-port robotic surgical system. Development objectives were established to support our planned FDA 510(k) filing for marketing clearance in the U.S., and submittal of a Technical File to a European Notified Body for achievement of the CE mark, which indicates that a product for sale within the European Economic Area has been assessed to conform to health safety and environmental protection requirements.

The Company has previously confirmed with the FDA that confirmatory human data will be required for its planned 510(k) regulatory submission. The performance of human surgeries with the single-port robotic surgical system will require an IDE from the FDA, which must be submitted and approved in advance. Further, the recruitment of surgeons from multiple hospital sites will be necessary to perform the surgeries. Each of these sites will require approval of their independent Institutional Review Board (“IRB”) to approve the studies.

Previous results achieved by surgeons in operating prototypes in animal and cadaver studies have validated the potential for single incision surgeries to be performed with our single-port surgical system. Insights gained from these preclinical studies have directed us to make further product improvements. Such improvements were implemented in a capital equipment engineering confidence build of an improved prototype, which was announced in January 2019. On April 30, 2019 we announced that we had achieved hardware design freeze for our single-port robotic surgery system. In June 2019, we commenced preclinical live animal and cadaver studies according to GLP for FDA submittal. On July 18, 2019, we announced that we had completed all planned GLP surgical procedures necessary for our planned Investigational Device Exemption (“IDE”) application to the FDA.

During the quarter ended September 30, 2019, we completed and documented the GLP procedures, and proceeded to complete the human factors evaluation studies (HFE), which included verification of production system operation with clinical experts under rigorous formal (summative) HFE under simulated robotic manipulation exercises. During the quarter, our European Notified Body also completed audits of our quality system procedures and related documentation for ISO Certification.

During the quarter ended December 31, 2019, we completed two of three intended fourth quarter milestones including: (i) receipt of a final independent report from validation testing of system safety and usability for the intended users and use environments under simulated robotic manipulation exercises intended to replicate essential surgical tasks, and (ii) complete User Manual for robotic system setup by operating room staff and surgeon operation of the surgeon workstation, patient cart, instruments and accessories. The third milestone, receipt of ISO 13485 Certification, expected to be received by year-end 2019, was delayed in processing and was received January 24, 2020.

The future success of the Company is substantially dependent on our ability to raise equity financing to fund our research and development program and on maintaining the support of its research and development and manufacturing service providers. See “Liquidity and Capital Resources”.

Given the uncertainty of, among other things, our ability to secure required capital to fund development and operating costs in a timely manner, product development timelines, regulatory processes and requirements (such as confirmatory human studies), actual costs and development times will exceed those previously set forth by the Company. An accurate estimate of the future costs of the development milestones and regulatory phases is not possible at this time.

Current Development Plan

Our development milestones are set forth in the table below (the “Current Development Plan”).

Milestone Number	Development Milestones	Estimated Cost (in US million $)	Schedule for Milestone Completion	Comments

Milestone 1

a)  Obtain final independent report from validation testing of system safety and usability for the intended users and use environments under simulated robotic manipulation exercises intended to replicate essential surgical tasks

			Q4 2019	Completed Completed Completed Q1-2020
b) Complete User Manual for robotic system setup by operating room staff and surgeon operation of surgeon workstation, patient cart, instruments and accessories
c) Obtain ISO 13485 Certification(1)

Milestone 2	a) Perform additional software development and test system performance b) Implement and test improvements to instruments, camera systems and accessories

	c) Perform biocompatibility testing of instruments, camera systems and accessories at independent lab	TBD	TBD

d) Perform electrical safety testing for surgeon workstations and patient cart, including electromagnetic compatibility (EMC) and electromagnetic interference (EMI) tests at independent lab

e) Update draft application for IDE as additional testing lab data is received and continue preparations for human confirmatory studies

Milestone 3	a) Launch rebranded product line, including logos with trademark pending, literature and presentation templates, product and packaging labeling, and new website	TBD	TBD

b) Complete system software validation

c) Submit IDE application to FDA(2)

Milestone 4	a) Receive IDE approval from FDA(3)

	b) Receive approvals from IRB Committees of IDE hospitals	TBD	TBD

c) Commence human confirmatory studies under IDE protocols for FDA submittal

Milestone 5	a) Complete human confirmatory studies and patient follow-up and compile reports from human confirmatory studies

b) Submit 510(k) application to FDA

	c) Submit Technical File to European Notified Body for review for CE mark	TBD	TBD

d) Ongoing software development and implementation

e) Planning and preparation for manufacturing and commercialization

Milestone 6	a) Planning and preparation for commercialization	TBD	TBD

Due to the ongoing limited availability of capital resources we have been unable to fund the previously planned pace of product development which has indefinitely moved out the projected date and will add to the estimated costs for the submission of our 510(k) application. We have withdrawn the projections for achievement of all development milestones beyond Milestone 1, including their timing and cost.

The increases in time and costs over prior estimates relate to a reduction in our pace of product development due to limited financial resources. Accordingly, we have taken temporary measures to reduce our cash burn over historical rates, including the suspension of product development and reducing our general and administrative overhead where possible.

(1)	The March 2019 Prospectus disclosed that obtaining ISO 13485 Certification was expected to occur in the third quarter of 2019; however, the certification was received on January 24, 2020.
(2)

Due to the ongoing limited availability of capital resources as well as the necessary product changes identified we have not yet submitted our IDE application to the FDA. In addition, we have been unable to fund planned software development, verification and validation or complete the necessary product development, testing and documentation needed to meet regulatory requirements for an IDE application to the FDA. We have withdrawn the projections for achievement of all development milestones beyond Milestone 1, including their timing and cost.

(3)	We have withdrawn our projections for achievement of all development milestones beyond Milestone 1, including their timing and cost.

Due to the nature of technology research and development, there is no assurance that these objectives will be achieved, and there can be no assurance with respect to the time or resources that may be required to achieve them. We expect that additional specific milestones could be identified as the development of our single-port robotic surgical system progresses, or existing milestones, budgets and the schedule for completion of each milestone may change depending on a number of factors including the results of our development program, clarification of or changes to regulatory requirements, the availability of financing and the ability of development firms engaged by us to complete work assigned to them. The total costs to complete the development of our single-port robotic surgical system cannot yet be determined with a high degree of certainty, and the costs may be substantially higher than estimated. Please see “Special Note Regarding Forward-Looking Statements” and “Risk Factors”.

Market Opportunity

We are unable to estimate the size of the market for robotic surgical systems and related products and services and we are unable to project our future revenues due to the recent onset of the global pandemic contagious disease known as the novel coronavirus (COVID-19). The global pandemic creates substantial uncertainty as to the willingness and ability of hospitals, HMOs, ambulatory surgical centers and other prospective customers to purchase and implement robotic surgical systems.

Additionally, the American College of Surgeons has called for hospitals to minimize, postpone or cancel elective procedures until the coronavirus (COVID-19) outbreak slows down. An elective surgical procedure slowdown in the robotic surgical space may result in a substantial negative impact on the market prospects for robotic surgical systems and instruments and related services.

Our business and prospects are subject to risks associated with and arising from the outbreak of COVID-19, and the uncertainty of the impacts, duration and severity of the outbreak. We believe that our previous market growth projections are rendered unreliable given the severe impact of COVID-19 on the healthcare sector as well as, more broadly, on the economy and the capital markets. We are therefore withdrawing and disclaiming all prior disclosures and references in our annual information form, management’s discussion and analysis, material change reports, news releases, investor presentations, prospectuses and other regulatory filings, including without limitation the documents incorporated by reference herein, with respect to the following:

•	market research reports published by external market research firms,

•	market growth projections and any and all product and service pricing estimates and revenue projections by us, and

•	market and revenue growth set forth in news releases or filings of other issuers in the robotic surgical technology sector.

For greater certainty, the documents incorporated into this Form 20F by reference which contain any of the foregoing disclosures or references are to be read in conjunction with this Form 20F strictly without the foregoing disclosures or references.

Robotic Surgery

Surgery has traditionally been performed through large, open incisions. Over the past 25 years, minimally invasive techniques and devices have been employed to minimize the size of incisions, reduce trauma to patients, and in turn, reduce associated pain, accelerate healing, shorten recovery times and produce smaller scars. Some of these benefits, such as shorter recovery times and reduced pain leading to shorter hospital stays, are directly associated with lower costs of care. However, MIS requires special tools to operate through small ports in the body, and advanced training for surgeons to manipulate those tools while viewing a two-dimensional image of the patient’s internal anatomy on a monitor. As a result, consistent outcomes and improvements are demonstrated by the most skilled and experienced surgeons, and less reliably by those less experienced. For these reasons, the acceptance of MIS has not broadly increased in more complex surgeries.

The shortcomings of both open surgery and MIS have led to the introduction of robotics within the surgical environment. Robotic or computer-assisted surgical technologies represent the next generation in the evolution of advanced surgical care. The objectives of robotic systems are to provide surgeons with tools to allow complex procedures to be performed repeatedly with greater precision and dexterity, while offering improved vision and control. The use of robotics is intended to empower surgeons to employ improved techniques for MIS and assist in reducing the risks associated with complex MIS surgeries.

Market Acceptance

To date, robotic surgical technologies have been employed in urology, gynecology, colon and rectal surgery, cardiothoracic surgery, general surgery, head and neck surgery, orthopedic surgery, neurosurgery, catheter-based interventional cardiology and radiology, and endoscopic, diagnostic and therapeutic bronchoscopic procedures.

The success of robotic technologies in these applications has led to the growing adoption and commercialization of these technologies in the medical industry. Although robotic surgical procedures have been gaining substantial acceptance, the industry is still in its infancy. The available technology is evolving along with advancements in imaging and computer-machine controls to overcome technical challenges. Current objectives include overcoming the limitations of multi-port access, limited dexterity and visualization.

Competitive Conditions

The entrenched industry leader within the robotic surgical market is Intuitive Surgical, Inc., manufacturer of several models of the da Vinci® Surgical System. Having entered the market in 1999, Intuitive Surgical’s product line now includes multiple generations of da Vinci multi-port robotic systems, as well as a new single-port da Vinci SP® model cleared by the FDA for urologic and trans-oral applications, with customer shipments that began in the third quarter of 2018. Specifically related to abdominal surgery, a new competitor in multi-port robotic surgery has emerged, with TransEnterix Inc. receiving FDA clearance for its Senhance™ Surgical Robotic System in October of 2017. In addition, Medrobotics Corporation has received FDA clearance for abdominal indications for its Flex® Robotic System with manual endoscopic instruments, which had previously been cleared for natural orifice (ENT) surgery. In 2019, Ethicon, Inc. (a division of Johnson & Johnson) acquired Auris Health, Inc., the maker of the MonarchTM surgical platform, for approximately US $5.75 billion (including contingent payments). Further, there are a number of companies reported to be developing robotically-assisted surgical systems, including Medtronic, Inc., Verb Surgical Inc. (a collaboration between Alphabet Inc.’s Verily division (formerly, Google Life Sciences) and Ethicon, Inc., CMR Surgical Ltd. from the United Kingdom (Versius® surgical robotic system), Memic Innovative Surgery Ltd. from Israel (HominisTM), and South Korea’s Meere Company Inc. (Eterne robotic system).

Any company with substantial experience in robotics or complex medical devices could potentially expand into the field of surgical robotics and become a future competitor.

Regulation

United States Regulatory Process

In the United States, our surgical system will be subject to regulation by the FDA. Management expects that under the FDA guidelines, the surgical system will be classified as a Class II medical device. Class II devices are those which are subject to the general controls and require premarket demonstration of adherence to certain performance standards or other special controls, as specified by the FDA, and clearance by the FDA. Premarket review and clearance by the FDA for these devices is accomplished through the 510(k) premarket notification process. For most Class II devices, the manufacturer must submit to the FDA a premarket notification submission, demonstrating that the device is “substantially equivalent” in intended use and technology to a “predicate device” that is either:

(1)	a device that has grandfather marketing status because it was legally marketed prior to May 28, 1976, the date upon which the Medical Device Amendments of 1976 were enacted, or

(2)	a Class I or II device that has been cleared through the 510(k) process.

The FDA may require further information, including clinical data, to make a determination regarding substantial equivalence. If the FDA determines that the device, or its intended use, is not “substantially equivalent” (as such term is defined by the FDA), the FDA may place the device, or the particular use of the device, into Class III, and the device sponsor must then fulfill much more rigorous pre-marketing requirements.

In preparation for our planned FDA 510(k) application, we have already filed several Q-Submissions with the FDA to clarify in detail the preclinical studies and confirmatory human data required to support our submission.

Even after a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, would require a new 510(k) clearance or could require a pre-market approval application. The FDA requires each manufacturer to make this determination in the first instance, but the FDA can review any such decision. If the FDA disagrees with a manufacturer’s decision not to seek a new 510(k) clearance, the agency may retroactively require the manufacturer to seek 510(k) clearance or pre-market approval. The FDA may also require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or pre-market approval is obtained.

European Union and Canada Regulatory Process

Medical devices in the European Union (“EU”) are regulated under the EU Medical Device Regulation or MDR, and must bear the CE mark prior to being placed on the market. In order to affix the CE mark on products, a recognized European Notified Body must first certify a manufacturer’s quality management system for compliance with international and European requirements under the ISO 13485:2003 standard. Any modifications of existing products or development of new products in the future will require permission to affix the CE mark to such products. We previously initiated communication with a European Notified Body to arrange for the audit of our quality system in 2019, and ISO 13485:2003 certification was received on January 24, 2020.

In order to commercialize products in Canada, regulatory approval from Health Canada (Therapeutic Products Directorate, Medical Devices Bureau) is required. Medical device license applications must contain a valid ISO 13485:2003 certificate issued by a Health Canada recognized registrar under the Canadian Medical Devices Conformity Assessment System (CMDCAS). Evaluation of product safety and effectiveness is completed by Health Canada.

Specialized Skill and Knowledge

The research and development of our surgical system requires specialized skill and knowledge. Given the limited capital available, there is no assurance that we will be able to procure the required skill and knowledge to carry out our research and development and the resources that are available to us, through our current officers, employees and external medical technology development firms, may be insufficient. We will continue to assess our requirements and recruit and engage required qualified personnel and development firms as needed, subject to budget limitations.

Intellectual Property Protection

We continuously evaluate our technologies under development for intellectual property protection. In accordance with industry practice, our proprietary rights are currently protected through a combination of copyright, trademark, patents, trade secret laws and contractual provisions.

Patent applications are filed in various jurisdictions internationally, which are selectively chosen having regard to the likely value and enforceability of intellectual property rights in those jurisdictions, and to strategically reflect our anticipated principal markets. Patents provide us with a potential right to exclude others from incorporating our technical innovations into their own products and processes. Where appropriate, we may license third party technologies to provide us with the flexibility to adopt preferred technologies. Intellectual property protection, including patent filing and prosecution, are costly and there is no assurance that we will have sufficient funding required in order to file and prosecute patent applications for any or all of our inventions.

As of March 30, 2020, we owned of 50 patents and 85 patent applications. We anticipate expanding our intellectual property portfolio by filing additional patent applications as we progress in the development of robotic surgical technologies, and if appropriate, acquiring and/or by licensing suitable technologies.

The scope of protection obtained, if any, from our current or future patent applications may not be known for several years. Moreover, there is no assurance that any patents will be issued with respect to any such patent applications, and if patents are issued, they may not provide us with the expected competitive advantages, or they may not be issued in a manner that gives us the protection that we seek, or they may be successfully challenged by third parties.

We also seek to avoid disclosure of our intellectual property and proprietary information by requiring employees and consultants to execute non-disclosure agreements and also seek to retain ownership of intellectual property through the execution of assignment of intellectual property agreements, requiring our employees and consultants to assign to us intellectual property developed in the course of their employment or engagement. We also utilize non-disclosure agreements to govern interactions with business partners and prospective business partners and other relationships where disclosure of proprietary information may be necessary, and we take measures to carefully protect our intellectual property rights in agreements with external development firms.

While we believe that our technology being developed or utilized does not infringe upon the proprietary rights of third parties, our commercial success depends, in part, upon us not infringing intellectual property rights of others. A number of medical device and robotic surgery companies and other third parties have been issued patents or may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those being developed or utilized by us. Accordingly, there may exist third party patents, patent applications or other proprietary rights that require us to alter our technology, obtain licenses or cease certain activities. We may become subject to claims by third parties that our technology infringes their intellectual property rights due to the growth of products in its target markets, the overlap in functionality of those products and the prevalence of products. We may become subject to these claims either directly or through indemnities against these claims that we may provide to end users, manufacturer’s representatives, distributors, value added resellers, system integrators and original equipment manufacturers.

Although we have registrations and pending applications for certain trademarks, we may be unable to obtain or maintain trademark registrations for the marks and names we use in one or more countries. It is also possible that our use of “SPORT”, “SPORT Surgical System”, “Titan”, “Titan Medical” or variations thereof, as well as other trademarks and variations thereof for which registration is pending, may infringe or contravene the rights, including trademark rights, of other parties in one or more countries. In the event of actual or alleged infringement or contravention of rights, we may be forced to cease using these marks and names.

Operations

Until the third quarter of 2019, we were developing our core technologies through external engineering and medical technology development and manufacturing firms with oversight from our management. Certain components of our robotic surgical system were being developed to our specifications by various third-party suppliers, medical technology development and manufacturing firms through purchase orders. We do not have long-term contracts with any third parties.

However, due to the limited availability of capital, we have suspended product development and reduced our general and administrative overhead where possible.

We maintain our head office at subleased premises in Toronto, Ontario.

C.	Organizational Structure

Titan does not have any subsidiaries.

D.	Property, Plants and Equipment

Aside from the purchase of furniture and fixtures as described in the Capital Expenditures above, we do not have any material fixed assets. Until the third quarter of 2019, we outsourced the development and manufacturing of our single-port robotic surgical system, instruments, camera systems and accessories to contract development and manufacturing companies. To date, all of the research and development costs have been expensed as all of the criteria for capitalization have not yet been met. As of December 31, 2019, we lease space for our corporate office in Toronto, Ontario. The Company has also secured a leased facility in Chapel Hill, North Carolina. We are not aware of any environmental issues related to these leased premises.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

Overview

A.	Operating Results

See the management’s discussion and analysis of the Company for the year ended December 31, 2019 and the year ended December 31, 2018 incorporated by reference into this Form 20-F as Exhibit 15.1 and Exhibit 15.2, respectively.

B.	Liquidity and Capital Resources

See the management’s discussion and analysis of the Company for the year ended December 31, 2019 and the year ended December 31, 2018 incorporated by reference into this Form 20-F as Exhibit 15.1 and Exhibit 15.2, respectively.

C.	Research and Development, Patents and Licenses, etc.

See the management’s discussion and analysis of the Company for the year ended December 31, 2019 and the year ended December 31, 2018 incorporated by reference into this Form 20-F as Exhibit 15.1 and Exhibit 15.2, respectively.

D.	Trend Information

Historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the number of research and development programs being undertaken at any one time, the stage of the development programs, the timing of significant expenditures for manufacturing, studies and clinical trials.

E.	Off-balance Sheet Arrangements

See the management’s discussion and analysis of the Company for the year ended December 31, 2019 and the year ended December 31, 2018 incorporated by reference into this Form 20-F as Exhibit 15.1 and Exhibit 15.2, respectively.

F.	Tabular Disclosure of Contractual Obligations

The below details of contractual obligations are as of December 31, 2019.

	Payments due by period ($)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	nil
Capital (Finance) Lease Obligations	29,072	21,071	8,001
Operating Lease Obligations	nil
Purchase Obligations	1,327,294	1,327,294
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet	nil

G.	Safe Harbor

The Company seeks safe harbor for our forward-looking statements contained in Items 5.E and F. See the heading “Cautionary Note Regarding Forward-Looking Statements” above.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following sets out details respecting the directors and executive officers of the Company, as of the date of this Annual Report. The names, the municipalities of residence, the positions held by each in Titan and the principal occupation for the past five years of the directors and executive officers of the Company are as follows:

Name and Municipality Offices Held and Country of Residence	Offices Held	Director Since	Principal Occupation(s) During the Five-Year Period Ending December 31, 2019
David J. McNally Salt Lake City, Utah, U.S.A.	President, Chief Executive Officer and Director	2017

Chief Executive Officer and President of Titan from January 3, 2017 and January 9, 2017 respectively. Prior thereto, from October 2009 to August 2016, Mr. McNally served as the founder, President, Chief Executive Officer and Chairman of the Board of Directors of Domain Surgical, Inc., a privately held developer, manufacturer and marketer of a new advanced energy surgery platform for precise cutting and coagulation of soft tissue, and reliable vessel sealing in open and laparoscopic procedures. Domain Surgical, Inc. was merged with OmniGuide Holdings, Inc. in August 2016.

Stephen Randall Toronto, Ontario, Canada	Chief Financial Officer, Secretary and Director	2017

Chief Financial Officer of Titan since March 2010. Prior thereto, Mr. Randall served in senior financial roles with private, publicly-traded and start-up companies in the technology sector. Mr. Randall holds the Canadian Chartered Professional Accountant and Certified General Accountant designations.

John E. Barker(1)(2)(3) Burlington, Ontario, Canada	Director	2009	Corporate director. Previously served as Senior Vice President of Finance, CFO and in other senior executive positions at Zenon Environmental Inc. from 2000 to 2006.

Name and Municipality Offices Held and Country of Residence	Offices Held	Director Since	Principal Occupation(s) During the Five-Year Period Ending December 31, 2019
Charles Federico(1)(2)(3) Cornelius, North Carolina, U.S.A	Director	2019

Mr. Federico has 46 years of experience in the medical device industry. As a Director of MAKO Surgical Corp., he served as Chairman, Lead Director, Compensation Committee Chairman, Governance Committee Chairman and an Audit Committee Member from 2007 to 2013. MAKO, a developer of minimally invasive robotic-enabled techniques for knee surgery, was acquired by Stryker in 2013 for $1.65 billion. Prior to that, Mr. Federico was President at Orthofix International N.V. from 1996 to 2006 and was also CEO beginning in 2001. From 1988 to 1996 he was President and General Manager at Smith & Nephew Endoscopy (formerly Dyonics, Inc.), and from 1981 to 1985 he served as Vice President of Dyonics and as Director of Marketing.

John E. Schellhorn(1)(2)(3) Portsmouth, New Hampshire, U.S.A.	Director	2017

Mr. Schellhorn is a 32-year veteran of the medical technology industry, where he has held various senior management positions in the US, Canada and Asia/Pacific. Since 2017, Mr. Schellhorn has been President and CEO of Global Kinetics Corporation, a Melbourne, Australia headquartered company commercializing the world’s first objective measurement technology for patients with Parkinson’s Disease. From 2012 to 2016, he was President and CEO of Monteris Medical Inc., a Canadian neurosurgery company which employed the world’s first MRI compatible robot.

Notes:

(1)	Member of Audit Committee of the Company.
(2)	Member of Compensation Committee of the Company.
(3)	Member of Governance and Nominating Committee.

Leadership Team

The Company’s leadership team is as follows:

David J. McNally,

President, Chief Executive Officer & Director

Mr. McNally is an experienced entrepreneur and public company CEO with over 32 years of experience in the medical device industry. Throughout his career, Mr. McNally has founded and co-founded start-up companies that commercialized best-in-class surgical, life and organ support, diagnostic and home-care capital equipment and disposables. Among other accomplishments, he has experience leading companies trading on boards ranging from over-the-counter marketplaces to the Nasdaq and TSX. Mr. McNally also has experience in FDA clearance and CE mark for Class II devices as well as managing relationships with strategic partners including OEM suppliers and global distributors. Mr. McNally is formerly, the founder, President, CEO & Chairman of Domain Surgical Inc., a developer, manufacturer and marketer of advanced energy surgical platforms, that merged with OmniGuide Holdings, Inc. in 2016. Mr. McNally is also a former co-founder, President & CEO of ZEVEX International Inc. (Nasdaq: ZVXI), a developer, manufacturer and marketer of award-winning medical devices, that was acquired by MOOG Inc. in 2007. He is a co-inventor on more than 40 U.S. and international patents.

Education: Bachelor of Science in mechanical engineering from Lafayette College and MBA from the University of Utah.

Stephen Randall, CPA, CGA

Chief Financial Officer & Director

Mr. Randall has over 30 years of executive experience in established and start-up companies including accounting, finance, capital markets, tax planning, compliance, IT management, mergers & acquisitions and operations.

Education: Bachelor of Arts in political science from the University of Western Ontario, Commerce Degree from the University of Windsor.

Perry Genova, PhD

SVP of R&D

Dr. Genova is an expert in medical device product development including surgical robotics, an author of 32 peer-reviewed papers and an inventor named on more than 30 U.S. Patents and 24 patents pending.

Education: PhD in biomedical engineering from the University of North Carolina at Chapel Hill and Bachelor of Science in electrical engineering from the University of North Carolina at Charlotte.

Curtis Jensen

VP of Quality& Regulatory Affairs

Mr. Jensen has over 20 years of experience leading quality and regulatory affairs teams at established and start-up U.S. companies to achieve quality systems compliance, 510(k) clearances and CE Mark approvals.

Education: Master of Science in applied mathematics from Johns Hopkins University and Bachelor of Science in electrical engineering from Utah State University.

Sachin Sankholkar

VP of Marketing

Mr. Sankholkar has over 20 years of advanced medical device marketing experience, including 15 years at Intuitive Surgical Inc. developing robotic surgeon network and procedural expertise in multiple subspecialties.

Education: Master of Science in biomedical engineering from Drexel University and MBA from the University of Southern California.

Chris Seibert

VP of Business Development

Mr. Seibert has over 12 years of advanced medical device sales and management experience, including 10 years at Intuitive Surgical Inc. and Stereotaxis Inc. with IDN/GPO sales channel expertise and C-level access and network.

Education: Bachelor of Arts from the University of Alabama, Master of Arts in human relations from the University of Oklahoma and MBA from the University of South Alabama.

Surgeon Advisory Board

The Company has assembled a surgeon advisory board consisting of the following surgeons who are widely regarded as leaders in the field of medical robotics or fields of surgery where robotics is expected to have a significant impact:

Arnold Advincula, M.D.

Dr. Advincula is Vice-Chair of Women’s Health & Chief of Gynecology at the Sloane Hospital for Women, Columbia University Medical Center/New York Presbyterian Hospital. Formerly, he was Professor of Obstetrics and Gynecology, Director of the Minimally Invasive Surgery Division and Fellowship, and Director of the Endometriosis Center at the University of Michigan. More recently, he was Director of the Center for Specialized Gynecology and Director of the Education Institute at the Nicholson Center, an advanced medical and surgical simulation training facility at Florida Health. He is currently Vice President of the American Association of Gynecologic Laparoscopy and a Member-at-Large for the Society of Gynecologic Surgeons. He is a leader in minimally invasive surgical techniques and one of the world’s most experienced gynecologic robotic surgeons, who has published and taught extensively in the area of minimally invasive surgery, as well as developed surgical instruments that are in use worldwide.

Eduardo Parra- Davilla, M.D.

Dr. Parra-Davila is the Director for Minimally Invasive and Colorectal Surgery and Director of Hernia and Abdominal Wall Reconstruction at Florida Hospital Celebration Health. He is a well-respected national and international surgeon. He has trained over a thousand surgeons worldwide and has performed surgical procedures in numerous countries utilizing the latest techniques in hernia, minimally invasive and robotic surgery. Dr. Parra- Davila is Board Certified in General Surgery and Colorectal Surgery. He completed his Fellowship in Advanced Laparoscopy and Minimally Invasive Surgery at Texas Endosurgery Institute in San Antonio, Texas and Colon and Rectal Surgery at The University of Texas in Houston, Texas. His Residency was completed at Jackson Memorial Hospital, University of Miami, in Miami, Florida. He obtained his Medical Degree from The Universidad De Los Andes in Venezuela.

Lee L. Swanstrom, M.D.

Dr. Swanstrom heads the Division of GI and Minimally Invasive Surgery at the Oregon Clinic and is Director of Providence Health System’s Complex GI and Foregut Surgery Postgraduate Fellowship Program. In addition, he is Clinical Professor in the Department of Surgery at Oregon Health & Science University (OHSU), a Director of the American Board of Surgery, and Past President of both the Society of American Gastrointestinal Endoscopic Surgeons (SAGES) and the Fellowship Council (FC). Most recently, he became the Chief Innovations Officer and Director of the Innovations Fellowship at the Institutes des Hôpitalo Universitaires of the University of Strasbourg, France. He is the editor of Surgical Innovation and the author of over 300 scientific papers and 50 book chapters. This has resulted in 13 patents and a successful medical device start-up company. He is and has been an investigator on numerous outcomes research studies for new procedures such as Natural Orifice Translumenal Endoscopic Surgery (NOTES) to determine their safety and efficacy for establishing new standards of care. He remains focused on developing innovative approaches to the minimally invasive treatment of foregut and other gastrointestinal disorders.

John Valvo, M.D.

Dr. Valvo, a practicing surgeon, is the Executive Director of Robotic and Minimally Invasive Surgery at Rochester General Hospital in Rochester, New York, where he formerly was the Chief of Urology. Following a 20-year career performing open surgery, Dr. Valvo founded the robotic surgery program at Rochester General Hospital in early 2004, which currently ranks in the top two percent of robotic surgery volume in the United States. The program has trained over 30 robotic surgeons and enabled the completion of more than 7,000 robotic urology, gynecology, general and colorectal surgeries. Dr. Valvo has authored more than 100 scientific articles and helped start many robotic programs in the northeast. His focus on robotic surgery credentialing led to a notable published paper on policy guidelines for robotic surgery. He is a fellow of the American College of Surgeons and American Urological Association, and a member of the Society for Laparoscopic Surgeons.

Family Relationships

There are no family relationships between any directors or executive officers of the Company.

Arrangements

There are no known arrangements or understandings with any major shareholders, customers, suppliers or others, pursuant to which any of the Company’s officers or directors was selected as an officer or director of the Company.

B.	Compensation

Compensation Discussion and Analysis

The Board of Directors is responsible for evaluating compensation for the President and Chief Executive Officer and the Chief Financial Officer and reviewing their salaries and any bonuses on an annual basis. The President and Chief Executive Officer and Chief Financial Officer are responsible for evaluating and reviewing the salaries and bonuses of all other employees and consultants of the Company. While the Board of Directors of the Company has not adopted a written policy concerning the compensation of Executive Officers, it has developed a consistent approach and philosophy relating to compensation. The overriding principles in the determination of executive compensation are the need to provide total compensation packages that will attract and retain qualified and experienced executives, reward the executives for their contribution to the overall success of the Company and integrate the longer term interests of the executives with the investment objectives of the Company’s shareholders.

Based on the size of the Company and its relatively small number of employees, the Company’s executives are required to be multi-disciplined, self-reliant and highly experienced. In determining specific compensation amounts for the executive officers, the Board of Directors considers factors such as experience, individual performance, length of service, role in achieving corporate objectives, positive research and development results, and compensation compared to other employment opportunities for executives.

Titan is an early-stage company engaged in the development of robotic surgical technologies. As we are in the product development stage, we cannot rely on revenues from operations to finance our activities and advance our goals. Consequently, we look to raising the requisite capital to finance such activities through equity financings, which are influenced by the financial market’s assessment of our overall enterprise value and our prospects. These in turn are influenced, to a great extent, by the results of our research and development activities and progress in commercializing robotic surgical technologies. The contribution that each of our President and Chief Executive Officer and our Chief Financial Officer makes to this endeavor, on a subjective analysis by the Compensation Committee and the Board of Directors at the end of each fiscal year, is the primary factor in determining aggregate compensation. In considering such contribution, the Board of Directors considers various factors, including, among other things, (i) the ongoing and progressive development of our robotic surgical technology; (ii) the identification and attainment of appropriate milestones that adequately reflect the ongoing development of our robotic surgical technology, (iii) the formation and development of key partnerships with leading academic and research organizations through which our products can be tested, and (iv) the recruitment, management and retention of qualified technical and other personnel, among other things.

Compensation for Executive Officers consists of base salary, cash bonuses and incentive stock options. In establishing compensation, we attempt to pay competitively in the aggregate as well as deliver an appropriate balance between annual compensation (base salary and cash bonuses) and option-based compensation (incentive stock options).

The role of the Compensation Committee in recommending to the Board the compensation for Executive Officers is described under “Compensation Committee”.

The decisions in respect of each individual compensation element are taken into account in determining each of the other compensation elements to ensure an Executive Officer’s overall compensation is consistent with the objectives of the compensation program while considering that not all objectives are applicable to each Executive Officer.

In 2017, the Compensation Committee retained Hugessen Consulting Inc. (“Hugessen”) to serve as the Committee’s independent compensation consultant. Hugessen has provided independent advice to the Compensation Committee with respect to executive and director compensation and relative governance matters. In 2019, Hugessen provided the following services to the Compensation Committee:

•	Completed a comprehensive review of executive and director pay levels;

•	Advised the Compensation Committee in developing a short-term and long-term incentive framework; and

•	Provided additional input and advice to the Compensation Committee, as requested.

The table below outlines fees paid to Hugessen in 2019:

Hugessen Consulting Inc.	2019 Fees
Executive Compensation Related Fees	$25,394
All Other Fees	—

Total	$25,394

In addition, in 2019, the Compensation Committee retained Pearl Meyer & Partners LLC. (“Pearl Meyer”) to serve as the Committee’s U.S. independent compensation consultant. Pearl Meyer provides independent advice to the Compensation Committee with respect to executive and director compensation. In 2019, Pearl Meyer provided the following services to the Compensation Committee:

•	Review its executive and non-employee director compensation programs, including both levels of compensation and plan structure.

The table below outlines fees paid to Pearl Meyer in 2019:

Pearl Meyer & Partners LLC.	2019 Fees
Executive Compensation Related Fees	$24,900
All Other Fees	—

Total	$24,900

The Compensation Committee did not follow a formal practice to consider the implications of the risks associated with our compensation policies and practices in 2019.

We have established a stock option plan for our officers, directors, employees and service providers, prepared in compliance with the requirements of the TSX, which is administered by the Board of Directors. The purpose of our stock option plan is to advance our interests by closely aligning the participants’ personal interests with those of our shareholders generally. Subject to the provisions of the stock option plan, our Board of Directors determines and designates from time to time the optionees to whom options are to be granted, the number of Common Shares to be optioned and the other terms and conditions of the stock option grant. Our Board of Directors considers factors such as individual performance, the significance of individual contribution to our success, experience, and length of service in determining the amounts of options awarded. No options were awarded in 2019.

Compensation Committee

The awarding of annual bonus and option-based awards is subject to the discretion of the Compensation Committee and Board of Directors, exercised annually, as more fully described herein, and is at risk and not subject to any minimum amount. Furthermore, if the Compensation Committee determines that the compensation, by the Company, for certain executives and other personnel, including option-based awards, is low compared to comparable companies, the Compensation Committee may determine to grant option-based awards to assist us in retaining and attracting key executive talent and to further align the compensation of the executive officers and other key employees with the long-term interests of shareholders. The Compensation Committee and the Board of Directors also have the discretion to adjust the weightings assigned to objectives for executives, including the President and Chief Executive Officer, and award a higher or lower annual incentive value to one or more executive officers than achievement of applicable corporate objectives might otherwise suggest, based on their assessment of the challenges and factors that might have impacted the ability to achieve the objective or attain the highest assessment ranking, or other factors such as rewarding individual performance or recognizing the ability (or inability) of the Company to achieve its goals and strategic objectives and create shareholder value. In exercising its discretion, the Compensation Committee and Board of Directors may also consider, among other factors, risk management and regulatory compliance, the performance of executive officers in managing risk and whether payment of the incentive compensation might present or give rise to material risks to the Company or otherwise affect the risks faced by the Company and the management of those risks.

In assessing the general competitiveness of the compensation of our Executive Officers, the Compensation Committee considers base salary, total cash compensation and total direct compensation (including the value of long-term incentives) relative to a comparator group of publicly listed companies and reviews benchmark data composed of the group’s executive compensation data for matching positions. The peer group consists of the following comparable technology companies:

Compensation Peer Group
Corindus Vascular Robotics, Inc.	Profound Medical Corp.
Misonix, Inc.	Ekso Bionics Holdings, Inc.
IRadimed Corporation	MRI Interventions, Inc.
Microbot Medical Inc.	ReWalk Robotics Ltd.
TransEnterix, Inc.	Medigus Ltd.
Apyx Medical Corporation	Restauration Robotics Inc.
Nuvectra Corporation	Sensus Healthcare Inc.
Ra Medical Systems Inc.	Stereotaxus Inc.

In addition to advice obtained from compensation consultants, the Compensation Committee undertakes its own assessment of the competitiveness of our compensation and incentive programs, based on information obtained from such consultants and other information that may be available to the Compensation Committee. Decisions as to compensation are made by the Compensation Committee and the Board of Directors and may reflect factors and considerations other than the information and, if applicable, recommendations provided by compensation consultants.

Executive Officers

Summary Compensation Table

The following table and the notes thereto sets forth information concerning annual total compensation for each Executive Officer in 2019. All amounts in the table below and the notes thereunder are stated in Titan’s functional and presentation currency, which is U.S. dollars. The exercise prices of options are presented in either US or Canadian dollars corresponding in the original currency of each grant. Canadian employees are compensated in Canadian dollars. For reporting purposes, the Canadian dollar amount is translated to U.S. dollars using the year end exchange rate, as quoted by the Bank of Canada, on December 31, 2019.

Name and principal position	Salary (U.S.$)	Share- based Awards (U.S.$)	Option- based Awards(1) (U.S.$)	Non-equity Incentive Plan Compensation ($)		Pension Value (U.S.$)	All Other Compensation (U.S.$)	Total Compensation (U.S.$)
				Annual Incentive Plans	Long- term Incentive Plans
David McNally President & CEO	330,000	0	0	0	0	0	165,000	495,000

Stephen Randall Chief Financial Officer	209,729	0	0	0	0	0	103,475	313,204

Chad Zaring(2) Chief Commercial Officer	250,000	0	647,722	0	0	0	0	897,722

Perry Genova Senior Vice President Research and Development	250,000	0	0	0	0	0	125,000	375,000

Curtis Jensen Vice President Quality and Regulatory Affairs	210,000	0	0	0	0	0	52,500	262,500

Sachin Sankholkar Vice President, Marketing	180,000	0	0	0	0	0	50,000	230,000

Chris Seibert Vice President Business Development	180,000	0	0	0	0	0	50,000	230,000

Notes:

(1)

The fair value of options granted was estimated at the date of grant using the Black-Scholes option pricing model using assumptions based on expected life, risk free rate, expected dividend yield and expected volatility.

(2)	Mr. Zaring resigned from the Company on February 7, 2020.

Outstanding share-based awards and option-based awards

The following table shows all awards granted to Executive Officers and outstanding on December 31, 2019.

Name		Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option Exercise Price CDN($)	Option Exercise Price USD($)	Option Expiration Date (DD-M-YY)	Value of unexercised in-the-money options USD($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested USD($)	Market or payout value of vested share- based awards not paid out or distributed USD($)
David McNally	277,519 55,018	4.54 4.54		17-Jan-24 19-Jan-25	0 0	138,760 55,018	0 0	0 0
Stephen Randall	3,313 1,319 17,589 36,336	4.54 4.54 4.54 4.54		09-Jun-20 23-Dec-20 24-Aug-21 19-Jan-25	0 0 0 0	0 0 0 36,336	0 0 0 0	0 0 0 0
Chad Zaring(1)	467,255		2.20	19-Jul-26	0	467,255	0	0
Perry Genova	16,667 33,333 41,680	4.54 4.54 4.54		7-Feb-24 17-Apr-24 19-Jan-25	0 0 0	8,334 16,667 41,680	0 0 0	0 0 0
Curtis Jensen	16,667 18,950 35,011	4.54 4.54 4.54		17-Apr-24 8-Nov-24 19-Jan-25	0 0 0	8,334 9,475 35,011	0 0 0	0 0 0
Sachin Sankholkar	9,000 11,726 30,010	4.54 4.54 4.54		27-Jan-21 24-Aug-21 19-Jan-25	0 0 0	0 0 30,010	0 0 0	0 0 0
Chris Seibert	9,000 11,726 30,010	4.54 4.54 4.54		27-Jan-21 24-Aug-21 19-Jan-25	0 0 0	0 0 30,010	0 0 0	0 0 0

Notes:

(1)	Mr. Zaring resigned from the Company on February 7, 2020.

The following table shows the value from incentive plans vested or earned by Executive Officers under the Company’s incentive plans and the annual incentive bonus payout during the financial year ended December 31, 2019

Name	Option-based awards – Value vested during the year USD($)	Share-based awards – Value vested during the year USD($)	Non-equity incentive plan compensation – Value earned during the year USD($)
David McNally	16,980	0	165,000
Stephen Randall	55,675	0	103,475
Chad Zaring(1)	0	0	0
Perry Genova	78,180	0	125,000
Curtis Jensen	71,006	0	52,500
Sachin Sankholkar	37,119	0	50,000
Chris Seibert	37,119	0	50,000

Notes:

(1)	Mr. Zaring resigned from the Company on February 7, 2020. None of Mr. Zaring options were vested at the time of his resignation.

Securities Authorized for Issuance Under Equity Compensation Plan

The following table sets forth certain information as of December 31, 2019 with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted–average exercise price of outstanding options, warrants and rights		Number of securities remaining for future issuance under equity compensation plan
US dollar denominated options	845,042	US $	2.65
CDN dollar denominated options	860,379	CDN $	5.89
Equity compensation plan approved by securityholders	1,714,421			4,271,731

Termination and Change of Control Benefits

No Executive Officer is entitled to any form of compensation as a result of termination or change of control of the Corporation.

Indebtedness of Directors and Executive Officers

No director or executive officer of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any of them is or was indebted to the Corporation at any time since the beginning of the last completed financial year of the Corporation.

Compensation of Directors

The annual retainer for all directors for the year ended December 31, 2019 was CDN $30,000 other than for the Chair of the Board who received USD $50,000, annual amounts for the chair of a committee or the board was CDN $3,200 or US $2,500 and meeting fees for all directors was CDN $1,300 or US $1,000.

The Board of Directors determines the form of payment of the compensation paid to directors. All compensation to directors is paid through the issuance of stock options, or cash, at the discretion of the directors, on a quarterly basis for meeting fees and on an annual basis, each July, for other fees. Currently directors’ compensation is paid through a combination of cash and stock options. The table below reflects in detail the compensation earned by non-employee directors in the 12-month period ended December 31, 2019.

Name	Fees Earned (USD$)	Share-based Awards (USD$)	Option-based Awards (USD$)	Non-equity Incentive Plan Compensation (USD$)	Pension Value (USD$)	All Other Compensation (USD$)	Total (USD$)
John E. Barker	19,739		30,340				50,079
Dr. Bruce G. Wolff(1)	6,000						6,000
John Schellhorn	49,700						49,700
Domenic Serafino(2)	49,097						49,097
Charles Federico	78,834		324,560				403,394

(1)	Dr. Bruce G. Wolff resigned as a director effective May 1, 2019.
(2)	Domenic Serafino resigned as a director effective February 11, 2020.

Directors’ and Officers’ Insurance

We maintain insurance for our benefit and the benefit of our directors and officers as a group, in respect of the performance by them of duties of their office. The premium paid for such insurance in 2019 was $466,600.

Outstanding share-based awards and option-based awards

The following table shows all option-based and share-based awards granted to non-employee directors and outstanding on December 31, 2019.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option Exercise Price per share CDN($)	Option Expiration Date (DD-M-YY)	Value of unexercised in-the-money options USD($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Martin C. Bernholtz(1)	1,044 415 5,570	51.60 30.60 30.00	09-Jun-20 23-Dec-20 24-Aug-21	0 0 0	0 0 0	0 0 0	0 0 0
John E. Barker	1,044 415 5,687 7,674 21,053 25,719	51.60 30.60 30.00 9.00 3.28 4.54	09-Jun-20 23-Dec-20 24-Aug-21 06-Jul-25 29-Aug-25 18-Jul-26	0 0 0 0 0 0	0 0 0 0 0 0	0 0 0 0 0 0	0 0 0 0 0 0
Bruce G. Wolff	828 330 5,277 3,807 10,445	51.60 30.60 30.00 9.00 3.28	09-Jun-20 23-Dec-20 24-Aug-21 06-Jul-25 29-Aug-25	0 0 0 0 0	0 0 0 0 0	0 0 0 0 0	0 0 0 0 0
John Schellhorn	12,269	4.41	7-Sept-24	0	0	0	0
Domenic Serafino(2)	5,590	7.49	06-Jul-25	0	0	0	0
Charles Federico	253,000 41,273	USD 3.40 USD 3.40	01-May-26 19-Jul-26	0 0	0 0	0 0	0 0

Notes:

(1)	Martin Bernholtz resigned from his positions with the Company on March 15, 2018.
(2)	Domenic Serafino resigned as a director effective February 11, 2020.

Incentive Plan Awards – Value Vested or Earned During Fiscal Year and December 31, 2019

The following table shows the value from incentive plans vested or earned by non-employee directors under the Company’s incentive plans and the annual incentive bonus payout during the financial year ended December 31, 2019.

Name	Option-based awards – Value vested during the year (U.S.$)	Share-based awards – Value vested during the year (U.S.$)	Non-equity incentive plan compensation –Value earned during the year (U.S.$)
John Barker	30,340	0	0
John Schellhorn	0	0	0
Domenic Serafino	0	0	0
Dr. Bruce G. Wolff	0	0	0
Charles Federico	0	0	0

C.	Board Practices

The Canadian Securities Administrators have adopted National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “Disclosure Rule”). The Disclosure Rule establishes disclosure requirements regarding corporate governance practices of a reporting issuer as well as the requirement to file any written code of business conduct and ethics that a reporting issuer has adopted. Set out below is a description of our approach to corporate governance as required by the Disclosure Rule.

Board of Directors

As of December 31, 2019, four of the six members of the Board of Directors are independent directors. An independent director is defined as a director who has no direct or indirect material relationship with the Company, being a relationship which could be reasonably expected to interfere with the exercise of a director’s independent judgement. As at December 31, 2019, Messrs. McNally and Randall are considered to be non-independent by virtue of their management position with the Company and their employment relationships with the Company. The Board believes that their extensive knowledge of the Company’s business and affairs is beneficial to the other directors and their participation as directors contributes to the effectiveness of the Board. Messrs. John E. Barker, Charles Federico, Dominic Serafino and John Schellhorn are considered to be independent directors. These determinations were made by the Board based upon an examination of the factual circumstances of each director and consideration of any interests, business or relationships, which any director may have with the Company.

As part of each regularly scheduled quarterly board meeting, the independent directors have an in-camera session, exclusive of non-independent directors and management. At the present time, the Board believes that the knowledge, experience and qualifications of its independent directors are sufficient to ensure that the Board can function independently of management and discharge its responsibilities.

The Chairman of the Board of Directors, Charles Federico, is an independent director. The Company does not have a designated lead director. The Board utilizes its own in-house expertise, and that of its legal counsel, to provide advice and consultation on current and anticipated matters of corporate governance.

Board Mandate

The Board of Directors is responsible for the overall stewardship of the Company and operates pursuant to a written mandate, which was updated and approved by the Board on February 10, 2015.

Position Descriptions

The Board has developed written position descriptions for the Chair of the Board of Directors and the chair of each committee. With respect to management’s responsibilities, generally, any matters of material substance to the Company are submitted to the Board for, and are subject to, its approval. Such matters include those matters which must by law be approved by the Board (such as share issuances) and other matters of material significance to the Company, including any debt or equity financings, investments, acquisitions and divestitures, and the incurring of material expenditures or legal commitments. The Board and/or its audit committee also reviews and approves the Company’s major communications with shareholders and the public including the annual report, if any, (and financial statements contained therein), quarterly reports to shareholders, the annual management information circular and the annual information form. The specific corporate objectives which the chief executive officer is responsible for meeting (aside from the overall objective of enhancing shareholder value) are, in the Company’s case, typically related to the advancement, growth, management and financing of the Company and its research and development project and matters ancillary thereto.

Orientation and Continuing Education

We do not provide a formal orientation or education program for Board members, as it believes that such programs are not appropriate for a development stage company with an experienced Board, the members of which have been selected for their specific expertise.

Our directors are highly experienced and knowledgeable, both individually and as a group. The directors have either a medical or business background and have long careers in or related to the medical, health or financial industry and are intimately familiar with our project, through sufficient interactions with management and technology developers.

To ensure that the Board has and maintains the skill and knowledge necessary for them to meet their obligations as directors of the Company, each of the directors has observed the performance of the single-port robotic surgical system. Summary technology presentations by management relating to various aspects of our project is made at meetings of the Board. The Board believes that discussion among the directors and management at these meetings provides a valuable learning resource for the directors with non-technical expertise in the subject matter presented, and that those directors provide management with valuable insights into broader issues facing us.

Ethical Business Conduct

The Company is committed to maintaining high standards of corporate governance and this philosophy is communicated by the Board to management, and by management to employees, on a regular basis.

In order to ensure that the directors exercise independent judgment in considering transactions and agreements, the Board requires that all directors declare any conflicts of interest with issues or situations as they arise. This would include transactions/agreements in which a director/officer has material interest.

Nomination of Directors

The Corporate Governance and Nominating Committee standing committee appointed by the Board and it is responsible for overseeing and assessing the functioning of the Board and the committees of the Board and for the development, recommendation to the Board, implementation and assessment of effective corporate governance principles. The Committee’s responsibilities also include identifying candidates for directorship and recommending that the Board select qualified director candidates for election at the next annual meeting of shareholders.

The Corporate Governance and Nominating Committee is composed entirely of independent directors, being John E. Barker, Charles Federico, Dominic Serafino and John Schellhorn.

Audit Committee

The Board of Directors has established an Audit Committee. The Audit Committee met four times during the financial year ended December 31, 2019.

Composition of the Audit Committee

The table below sets out the members of the Audit Committee as of December 31, 2019 and states whether they are financially literate and/or independent.

Director	Independent	Financially Literate
John E. Barker	Yes	Yes
Charles Federico	Yes	Yes
Dominic Serafino	Yes	Yes
John Schellhorn	Yes	Yes

Note that Mr. Serafino resigned from the Company effective February 11, 2020, and the Audit Committee now consists of the remaining three members listed above.

Relevant Education and Experience

Messrs. Barker, Federico and Schellhorn are the current directors on the Corporation’s Audit Committee and have been senior officers and/or directors of publicly traded companies and business executives for a number of years. In these positions, each individual has been responsible for receiving financial information relating to the entities of which they were directors or senior officers. They had or have developed an understanding of financial statements generally and understand how those statements are used to assess the financial position of a company and its operating results. Each member of the Audit Committee also has a significant understanding of the business in which the Corporation is engaged and has an appreciation for the relevant accounting principles for the Corporation’s business.

Compensation and Compensation Committee

Compensation matters are dealt with by the Compensation Committee of the Corporation. The function of the Compensation Committee is to review the compensation terms of each officer of the Corporation annually as well as at any other times as necessary. After considering inputs from senior management, the Compensation Committee makes a recommendation to the Board for approved compensation terms for each officer of the Corporation. Among other things, the Compensation Committee also recommends the structure of the compensation in terms of the amount of cash and/or number of options to be granted. The members of the Compensation Committee have several years of relevant experience, having served as senior business executives with other companies and as members of compensation committees of other companies.

As of December 31, 2019, all four members of the Compensation Committee, namely, Messrs. Barker, Federico, Serafino and Schellhorn are considered to be independent directors. The Compensation Committee met four times during the financial year ended December 31, 2019.

Note that Mr. Serafino resigned from the Company effective February 11, 2020, and the Compensation Committee now consists of the remaining three members listed above.

Other Board Committees

The Board has no standing committee other than the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee.

Assessments

The Board, its committees and individual directors are not regularly assessed with respect to their effectiveness and contribution, as the Board believes that such assessments are generally more appropriate for corporations of significantly larger size and complexity than the Company and which may have significantly larger boards of directors. A more formal assessment process will be instituted as, if, and when the Board deems necessary.

Director Tenure

Each of the directors will serve until the close of the next annual meeting of the Company or until his or her successor is elected or appointed. The Board has not adopted a term limit for directors. The Board believes, at this time, that the imposition of director term limits on a board may discount the value of experience and continuity amongst board members and runs the risk of excluding experienced and potentially valuable board members. This decision is subject to review on an annual basis. The Board does not follow a formal director assessment procedure in evaluating Board members. However, the Board believes that it can best strike the right balance between continuity and fresh perspectives without mandated term limits.

Representation of Women on the Board and in Executive Officer Positions

The Corporate Governance and Nominating Committee’s Charter encourages diversity in the composition of the Board of Directors and requires periodic review of the composition of the Board of Directors as a whole to recommend, if necessary, measures to be taken so that the Board of Directors reflects the appropriate balance of diversity, knowledge, experience, skills and expertise required for the Board of Directors as a whole. Accordingly, while the Board of Directors has not adopted a written policy nor targets relating to the identification and nomination of women directors, the Board of Directors does take into consideration a nominee’s potential to contribute to diversity within the Board of Directors. Given that diversity is part of determining the overall balance, which includes gender, the Board of Directors has not adopted a gender specific policy target.

The Corporate Governance and Nominating Committee recognizes the value of diversity. Currently, the Board of Directors is comprised of male directors. The Board of Directors does not follow a formal process for proposing female nominees for Board of Director vacancies. Rather the Board of Directors focuses on the qualification and professional or business experience of each individual nominee.

Consistent with our approach to diversity at the Board of Director level, our hiring practices include consideration of diversity across a number of areas, including gender. None of the current executive officer positions of the Company are held by women. We do not have a target number of women executive officers. Given the small size of its executive team, we believe that implementing targets would not be appropriate. However, in its hiring practices, we consider the level of representation of women in executive officer positions.

D.	Employees

The below details the number of employees by geographic location as of the end of the past three financial years.

LOCATION	December 31, 2019	December 31, 2018	December 31, 2017
Canada	4	4	4
United States	6	5	5
France	0	1	1
Annual Total	10	10	10

E.	Share Ownership

The following table and the notes thereto set out the names of all the directors and officers of Titan, the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them, and information regarding options granted to them as at March 30, 2020. The percentage of common shares beneficially owned is computed on the basis of 51,816,877 Common Shares outstanding as of March 30, 2020.

Name and Title	Number of Common Shares Beneficially Held	Percentage of Common Shares Beneficially Held *	Number of Options Held	Exercise Price (CN$)		Expiration Date
John E. Barker Director	32,714		1,044 415 5,687 7,674 21,053 25,719 25,765		51.60 30.60 30.00 9.00 3.28 4.54 0.66	09-Jun-20 23-Dec-20 24-Aug-21 06-Jul-25 29-Aug-25 18-Jul-26 28-Jan-27

David J. McNally President, Chief Executive Officer and Director	4,167		277,519 55,018		4.54 4.54	17-Jan-24 19-Jan-25

Stephen Randall Chief Financial Officer, Secretary and Director	22,993		3,313 1,319 17,589 36,336		4.54 4.54 4.54 4.54	09-Jun-20 23-Dec-20 24-Aug-21 19-Jan-25

John E. Schellhorn Director	294		12,269		4.41	7-Sept-24

Charles Federico Director and Chairman			253,000 41,273	US$ US$	3.40 3.40	01-May-26 19-Jul-26

Perry Genova Senior Vice President, Research and Development	514		16,667 33,333 41,680		4.54 4.54 4.54	7-Feb-24 17-Apr-24 19-Jan-25

Curtis Jensen Vice President, Quality and Regulatory Affairs	0		16,667 18,950 35,011		4.54 4.54 4.54	17-Apr-24 8-Nov-24 19-Jan-25

Sachin Sankholkar Vice President, Marketing	667		9,000 11,726 30,010		4.54 4.54 4.54	27-Jan-21 24-Aug-21 19-Jan-25

Christopher Seibert Vice President, Business Development	85		9,000 11,726 30,010		4.54 4.54 4.54	27-Jan-21 24-Aug-21 19-Jan-25

Martin C. Bernholtz Former Director			1,044 415 5,570		51.60 30.60 30.00	09-Jun-20 23-Dec-20 24-Aug-21

Name and Title	Number of Common Shares Beneficially Held	Percentage of Common Shares Beneficially Held *	Number of Options Held	Exercise Price (CN$)		Expiration Date
Domenic Serafino Former Director			5,590		7.49	06-Jul-25

Bruce G. Wolff Former Director			828 330 5,277 3,807 10,445		51.60 30.60 30.00 9.00 3.28	09-Jun-20 23-Dec-20 24-Aug-21 06-Jul-25 29-Aug-25

Chad Zaring Former Chief Commercial Officer	39,190		467,255	US$	2.20	19-Jul-26

* Less than 1%.

For more information regarding share-based awards and option-based awards to directors and employees, see “Item 6. Directors, Senior Management and Employees – B. Compensation” above.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

There are no shareholders who, to our knowledge, own currently beneficially, directly or indirectly, more than 5% of the Common Shares.

Voting Rights

The Company’s major shareholders do not have different voting rights.

Shares Held in the United States

As of March 24, 2020, there were approximately 13 registered holders of the Company’s Common Shares in the United States, with combined holdings of 20,294,922 Common Shares.

Change of Control

As of the date of this Annual Report, there were no arrangements known to the Company which may, at a subsequent date, result in a change of control of the Company.

Control by Others

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

B.	Related Party Transactions

Other than as set out below, since January 1, 2019, other than employment and executive compensation matters described under “Executive Compensation”, there have been no transactions or loans between us and:

(a)	enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, us;

(b)	associates, meaning unconsolidated enterprises in which we have a significant influence or which have significant influence over us;

(c)	individuals owning, directly or indirectly, an interest in the voting power of us that gives them significant influence over us, and close members of any such individual’s family;

(d)

key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of ours, including directors and senior management of us and close members of such individuals’ families; and

(e)

enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence, including enterprises owned by directors or major shareholders of us and enterprises that have a member of key management in common with us.

C.	Interests of Experts and Counsel

Not Applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

See “Item 19 – Financial Statements”.

Legal Proceedings

On October 16, 2019, Naglreiter Consulting, LLC (“Naglreiter”) filed a Complaint for breach of contract against the Company in the U.S. District Court for the Southern District of Florida. The Complaint, which was served on the Company on October 24, 2019, alleges that the Company has not paid amounts owed under several invoices and, further, that the invoices total approximately $5 million.

On December 5, 2019, the Company filed an Answer, Affirmative Defenses and Counterclaim denying the allegations, asserting defenses to the Complaint, and asserting counterclaims against Naglreiter for (i) breach of contract including that the services that were rendered by Naglreiter were not rendered in a satisfactory manner and that Naglreiter failed to return property paid for by the Company, (ii) fraudulent inducement, (iii) negligent misrepresentation, (iv) indemnification and (v) conversion for refusing to return Titan’s property.

On February 13, 2020, Naglreiter filed an Amended Complaint against the Company to add a complaint of unjust enrichment alleging that Naglreiter had conferred benefits on the Company without the Company paying fair market value for them and asked the courts for a constructive trust over certain property of the Company in Naglreiter’s possession.

On March 9, 2020, the Company filed an Answer and Affirmative Defenses to the Amended Complaint and an Amended Counterclaim, denying the allegations, asserting defenses to the Amended Complaint, and bringing additional counterclaims of (i) replevin to recover possession of personal property held by Naglreiter, (ii) civil theft for depriving the Company of its right to certain property in Naglreiter’s possession and (iii) injunctive relief to have Naglreiter cease and desist the violation of confidentiality provisions in the parties’ agreements.

The Company is seeking a return of property having a value of over $4 million as well as the return of amounts paid for work not done or inadequately done by Naglreiter. The Company intends to defend itself vigorously in this matter and pursue all relief to which it is entitled.

Other than the Naglreiter litigation, there are currently no legal proceedings to which we are or were a party to, or that any of our property is or was the subject of, and we are not aware of any such proceedings that are contemplated. No penalties or sanctions were imposed against us by a court relating to securities legislation or by a securities regulatory authority during the year ended December 31, 2018 or the nine months ended September 30, 2019, nor have we entered into a settlement agreement with a securities regulatory authority, or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Dividend Policy

We have not declared or paid dividends in the past. We presently intend to retain future earnings, if any, to finance the expansion and growth of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial conditions, results of operations, capital requirements and other factors the board of directors deems relevant. We had negative cash flow from operating activities for our fiscal year ended December 31, 2019 and the negative cash flow is expected to continue.

There are no other restrictions on our ability to pay dividends. However, the Business Corporations Act (Ontario) does not permit a corporation to pay dividends if the corporation is, or would after the payment, be unable to pay its liabilities as they become due or the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities and stated capital of all classes. In addition, the terms of any future debt or credit facility may preclude us from paying dividends.

Significant Changes

On March 25, 2020, the Company entered into definitive agreements with institutional investors that provide for the purchase and sale of 7,000,000 common shares of the Company (the “Common Shares”) at a per share purchase price of $0.17 per Common Share and 3,500,000 Common Share purchase warrants (each, a “Warrant”), resulting in total gross proceeds of approximately $1.2 million. Each whole Warrant is exercisable to purchase one Common Share (a “Warrant Share”) at an exercise price of $0.19 per Common Share for a period of five years following the date of closing of the offering.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the offering.

Titan intends to use the net proceeds from the offering for general corporate purposes including: resuming the development of its single-port robotic surgical system, instruments and accessories; funding working capital (including the reduction of outstanding payables); and capital expenditures.

On December 23, 2019, the Company entered into a common share purchase agreement with Aspire Capital whereby Aspire Capital committed to purchase up to $35 million of common shares of Titan at Titan’s request from time to time, until June 23, 2022. Subsequent to the commencement of the Aspire Agreement and subsequent to December 31, 2019, Titan sold Common Shares to Aspire pursuant to the Aspire Agreement as outlined in the following table:

Grant Date	Common shares issued	Value
January 3, 2020	500,000	$219,600
January 6, 2020	500,000	229,300
January 8, 2020	400,000	195,160
January 10, 2020	500,000	247,550
January 17, 2020	600,000	303,000
January 23, 2020	600,000	295,320
February 6, 2020	600,000	282,000
February 13, 2020	708,048	300,000

	4,408,048	$2,071,930

On January 28, 2020, we issued 25,765 stock options with an exercise price of CDN $0.657 to a director in exchange for services rendered. The options vest immediately and have a contractual life of 7 years.

On January 3, 2020, we announced that Cambridge Design Partnership Ltd. (“Cambridge”) had subscribed for Common Shares. We issued 501,148 Common Shares at a price of $0.50 per share satisfied through the cancellation of the trade payable with Cambridge of $250,574 which has been included in capital.

Item 9.	The Offer and Listing

A.	Offer and Listing

The Common Shares are listed for trading in Canada on the TSX under the symbol “TMD”. The Common Shares are also traded on the Nasdaq in the United States under the symbol “TMDI”.

B.	Plan of Distribution

Not Applicable.

C.	Markets

The Company’s outstanding common shares are listed on the TSX and are also listed on the NASDAQ.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

Item 10.	Additional Information

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

Incorporation

The Company is an Ontario corporation and is the successor corporation formed pursuant to two separate amalgamations (the “Amalgamations”) under the Business Corporations Act (Ontario) (“OBCA”) on July 28, 2008.

The following is a brief description of the Amalgamations.

Synergist Medical Inc. (“Synergist”), Titan Medical Inc. (formerly, 2174656 Ontario Limited) (“Newco”) and KAM Capital Corp. (“KAM”) entered into an amalgamation agreement on June 23, 2008, pursuant to which on July 28, 2008 Synergist amalgamated with Newco, a wholly-owned subsidiary of KAM, to form a new corporation called Titan Medical Inc. (“Amalco”). Thereafter, Amalco amalgamated with KAM pursuant to a vertical amalgamation to form a new corporation called Titan Medical Inc.

Synergist was incorporated on July 5, 2002 and commenced operations on May 31, 2006 for the purpose of developing robotic surgical technology. KAM was incorporated on November 28, 2007 and filed and obtained a receipt for a final prospectus from certain Canadian securities regulatory authorities in compliance with the TSX Venture Exchange’s (“TSX-V”) Policy on Capital Pool Companies (“CPC Policy”). Newco was formed as a special purpose wholly-owned subsidiary of KAM incorporated for the purpose of effecting the Amalgamations. The Amalgamations constituted the Qualifying Transaction of KAM under the CPC Policy.

Objects and Purposes of the Company

Our articles do not contain and are not required to contain a description of our objects and purposes. There is no restriction contained in our articles on the business that we may carry on.

Voting on Certain Proposal, Arrangement, Contract or Compensation by Directors

Other than as disclosed below, neither our articles nor our corporate by-laws restrict our directors’ power to: (a) vote on a proposal, arrangement or contract in which the directors are materially interested; or (b) to vote with regard to compensation payable to themselves or any other members of their body in the absence of an independent quorum.

Our corporate by-laws provide that a director who: (a) is a party to; or (b) is a director or an officer of, or has a material interest in, any person who is a party to; a material contract or transaction or proposed material contract or transaction with us shall disclose the nature and extent of such director’s interest at the time and in the manner provided by the OBCA. Any such contract or transaction or proposed material contract or transaction shall be referred to our board of directors or shareholders for approval in accordance with the OBCA even if such contract or proposed material contract or transaction is one that in the ordinary course of our business would not require approval by our board of directors or shareholders, and a director interested in a contract or transaction so referred to our board of directors shall not attend any part of a meeting of our board of directors during which the contract or transaction is discussed and shall not vote on any resolution to approve such contract or transaction except as provided by the OBCA.

Subject to our articles and any unanimous shareholder agreement, our directors shall be paid such remuneration for their services as our board of directors may from time to time determine. Our directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of our board of directors or any committee thereof. Nothing in our corporate by-laws shall preclude any director from serving the Company in any other capacity and receiving remuneration therefor in that capacity.

The OBCA provides that a director who: (a) is a party to a material contract or transaction or proposed material contract or transaction with the Company; or (b) is a director or an officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the Company, shall not attend any part of a meeting of directors during which the contract or transaction is discussed and shall not vote on any resolution to approve the contract or transaction unless the contract or transaction is one: (i) relating primarily to such director’s remuneration as a director of the Company or one of our affiliates; (ii) for indemnity or insurance for the benefit of such director in his or her capacity as a director; or (iii) with one of our affiliates.

Where a material contract is made or a material transaction is entered into between the Company and a director of the Company, or between the Company and another person of which a director of the Company is a director or officer or in which he or she has a material interest: (a) the director is not accountable to us or our shareholders for any profit or gain realized from the contract or transaction; and (b) the contract or transaction is neither void nor voidable, by reason only of that relationship or by reason only that the director is present at or is counted to determine the presence of a quorum at the meeting of directors that authorized the contract or transaction, if the director disclosed his or her interest in accordance with the OBCA and the contract or transaction was reasonable and fair to us at the time it was approved.

Borrowing Powers of Directors

Our corporate by-laws provide that, if authorized by our directors, we may, subject to our articles:

•	borrow money upon our credit;

•	issue, reissue, sell, pledge or hypothecate bonds, debentures, notes or other evidences of indebtedness of the Company, whether secured or unsecured;

•	give a guarantee on behalf of the Company to secure performance of any present or future indebtedness, liability or obligation of any person; and

•

mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property of the Company including book debts, rights, powers, franchises and undertakings, to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of the Company.

Amendment to the borrowing powers described above requires an amendment to our corporate by-laws and articles. Our corporate by-laws do not contain any provisions in connection with amending the by-laws. The OBCA provides that our board of directors may by resolution, make, amend or repeal any by-laws that regulate our business or affairs and that our board of directors shall submit such by-law, amendment or repeal to our shareholders at the next meeting of shareholders and the shareholders may confirm, reject or amend the by-law, amendment or repeal.

Qualifications of Directors

Under our corporate by-laws and the OBCA, the following persons are disqualified from being a director of the Company: (i) a person who is less than 18 years of age; (ii) a person who has been found under the Substitute Decisions Act, 1992 or under the Mental Health Act to be incapable of managing property or who has been found to be incapable by a court in Canada or elsewhere; (iii) a person who is not an individual; and (iv) a person who has the status of a bankrupt. Subject to our articles, a director is not required to be a shareholder of the Company. At least 25% of our directors must be resident Canadian and if we have less than four directors, at least one director must be a resident Canadian.

Share Rights

See Description of the Company’s Securities Registered Under Section 12 of the Securities Exchange Act of 1934, which is incorporated by reference into this Form 20-F as Exhibit 2.1, for a summary of our authorized capital and the rights attached to our common shares.

Procedures to Change the Rights of Shareholders

The rights, privileges, restrictions and conditions attaching to our shares are contained in our articles and such rights, privileges, restrictions and conditions may be changed by amending our articles. In order to amend our articles, the OBCA requires a resolution to be passed by a majority of not less than two-thirds of the votes cast by the shareholders entitled to vote thereon. In addition, if we resolve to make particular types of amendments to our articles, a holder of our shares may dissent with regard to such resolution and, if such shareholder so elects, we would have to pay such shareholder the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted. The types of amendments that would be subject to dissent rights include without limitation: (i) to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of our shares; and (ii) to add, remove or change any restriction upon the business that we may carry on or upon the powers that we may exercise.

Meetings

Each director holds office until our next annual general meeting or until his office is earlier vacated in accordance with our articles, corporate by-laws or with the provisions of the OBCA. A director appointed or elected to fill a vacancy on our board also holds office until our next annual general meeting.

Annual meetings of our shareholders must be held at such time in each year not more than 15 months after the last annual meeting, as our board of directors may determine. Notice of the time and place of a meeting of shareholders must be sent not less than twenty-one days and not more than fifty days, before the meeting.

Meetings of our shareholders shall be held at our registered office or, if our board of directors shall so determine, at some other place in Ontario or, at some place outside Ontario if all the shareholders entitled to vote at the meeting so agree.

Our board of directors, the chair of our board or our chief executive officer shall have the power to call a special meeting of our shareholders at any time.

The OBCA provides that our shareholders may requisition a special meeting in accordance with the OBCA. The OBCA provides that the holders of not less than five percent of our issued shares that carry the right to vote at a meeting sought to be held may requisition our directors to call a special meeting of shareholders for the purposes stated in the requisition.

Under our by-laws, the quorum for the transaction of business at any meeting of our shareholders is one person present in person or by proxy and holding or representing in the aggregate not less than 20% of our outstanding shares entitled to vote at such meeting.

Limitations on Ownership of Securities

Except as provided in the Investment Canada Act (Canada), there are no limitations specific to the rights of non-Canadians to hold or vote our shares under the laws of Canada or Ontario, or in our charter documents.

Change in Control

There are no provisions in our articles or by-laws that would have the effect of delaying, deferring or preventing a change in control of the Company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or our subsidiaries.

Ownership Threshold

Neither our by-laws nor our articles contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed. In addition, securities legislation in Canada requires that we disclose in our proxy information circular for our annual meeting and certain other disclosure documents filed by us under such legislation, holders who beneficially own more than 10% of our issued and outstanding shares.

United States federal securities laws require us to disclose, in our annual reports on Form 20-F, holders who own 5% or more of our issued and outstanding voting shares.

C.	Material Contracts

Other than contracts entered into in the ordinary course of our business, there were no material contracts to which we are or have been a party to for the two years preceding this Annual Report.

D.	Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company’s securities, except as discussed below under “Item 10. Additional Information – E. Taxation”.

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of “control” of the Company by a “non-Canadian”. The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. “Non-Canadian” generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

E.	Taxation

Canadian Federal Income Tax Consequences

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) generally applicable to a holder of common shares who, for purposes of the Tax Act and at all relevant times, is neither resident in Canada nor deemed to be resident in Canada for purposes of the Tax Act and any applicable income tax treaty or convention, and who does not use or hold (and is not deemed to use or hold) common shares in carrying on a business in Canada, deals at arm’s length with and is not affiliated with us (a “Holder”).

This summary does not apply to a Holder (i) that is a “financial institution” for purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii) an interest in which is a “tax shelter investment” as defined in the Tax Act; or (iv) that has elected to report its tax results in a functional currency other than Canadian currency. Special rules, which are not discussed in this summary, may apply to a Holder that is an “authorized foreign bank” within the meaning of the Tax Act or an insurer carrying on business in Canada and elsewhere. Such Holders should consult their own tax advisors.

This summary is based upon the provisions of the Tax Act (including the regulations (“Regulations”) thereunder) in force as of the date hereof and our understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by the CRA prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act (and the Regulations) publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action. This summary is not exhaustive of all possible Canadian federal income tax considerations and it does not take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.

This summary is of a general nature only and is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder are made. Holders should consult their own tax advisors regarding the income tax considerations applicable to them having regard to their particular circumstances.

Currency Conversion

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding, or disposition of common shares must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Tax Act. The amounts subject to withholding tax and any capital gains or capital losses realized by a Holder may be affected by fluctuations in the Canadian-U.S. dollar exchange rate.

Dividends

Dividends paid or credited (or deemed to be paid or credited) to a Holder by us are subject to Canadian withholding tax at the rate of 25% unless reduced by the terms of an applicable tax treaty. For example, under the Canada-United States Income Tax Convention (1980) (the “US Treaty”), as amended, the dividend withholding tax rate is generally reduced to 15% in respect of a dividend paid or credited to a Holder beneficially entitled to the dividend who is resident in the U.S. for purposes of the US Treaty and whose entitlement to the benefits of the US Treaty is not limited by the limitation of benefits provisions of the US Treaty. Holders are urged to consult their own tax advisors to determine their entitlement to relief under the US Treaty or any other applicable tax treaty as well as their ability to claim foreign tax credits with respect to any Canadian withholding tax, based on their particular circumstances.

Disposition of Common Shares

A Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a common share, unless the common share constitutes or is deemed to constitute “taxable Canadian property” to the Holder thereof for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty or convention.

In general, provided the common shares are listed on a “designated stock exchange” (which currently includes the TSX and Nasdaq) at the date of the disposition, the common shares will only constitute “taxable Canadian property” of a Holder if, at any time within the 60-month period preceding the disposition: (i) such Holder, persons with whom the Holder did not deal at arm’s length, partnerships in which the Holder or a person with whom the Holder did not deal at arm’s length holds a membership interest directly or indirectly through one or more partnerships, or any combination thereof, owned 25% or more of the issued shares of any class or series of our share capital, and (ii) more than 50% of the fair market value of the common shares was derived directly or indirectly from one or any combination of (A) real or immovable property situated in Canada, (B) Canadian resource properties, (C) timber resource properties, and (D) options in respect of, or interests in, or for civil law rights in, property described in any of subparagraphs (ii)(A) to (C), whether or not the property exists. However, and despite the foregoing, in certain circumstances the common shares may be deemed to be “taxable Canadian property” under the Tax Act.

Holders whose common shares may be “taxable Canadian property” should consult their own tax advisers.

Certain United States Federal Income Tax Consequences

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of the Common Shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition of Common Shares pursuant to this offering. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

No opinion from legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to U.S. Holders as discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed) promulgated under the Code, published rulings of the IRS, published administrative positions of the IRS and U.S. court decisions, that are in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common Shares that is for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are brokers or dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are partnerships and other pass-through entities (and investors in such partnerships and entities); (i) are required to accelerate the recognition of any item of gross income with respect to Common Shares as a result of such income being recognized on an applicable financial statement; or (j) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the Company’s outstanding shares. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are (a) U.S. expatriates or former long-term residents of the U.S., or (b) subject to taxing jurisdictions other than, or in addition to, the United States. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

If an entity or arrangement that is classified as a partnership (or other pass-through entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such entity or arrangement and the owners of such entity or arrangement generally will depend on the activities of such entity or arrangement and the status of such partners (or other owners). This summary does not address the tax consequences to any such entity or arrangement or partner (or other owner). Partners (or other owners) of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares.

Passive Foreign Investment Company Rules

If we are considered a “passive foreign investment company” within the meaning of Section 1297 of the Code (a “PFIC”) at any time during a U.S. Holder’s holding period, the following sections will generally describe the potentially adverse U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

We believe that we were classified as a PFIC for the tax year ended December 31, 2019, and based on current business plans and financial expectations, we expect that we may be a PFIC for the tax year ending December 31, 2020 and may be a PFIC in future tax years. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, our PFIC status for the current year and future years cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any PFIC determination made by us. Each U.S. Holder should consult its own tax advisor regarding the Company’s status as a PFIC and the PFIC status of each non-U.S. subsidiary of the Company.

In any year in which we are classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

We generally will be a PFIC for any tax year in which (a) 75% or more of the gross income of the Company for such tax year is passive income (the “PFIC income test”) or (b) 50% or more of the value of the assets of the Company either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “PFIC asset test”). “Gross income” generally includes sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and PFIC asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if we are a PFIC, U.S. Holders will be deemed to own their proportionate share of any of the Company’s subsidiaries which is also a PFIC (a “Subsidiary PFIC”), and will generally be subject to U.S. federal income tax under the “Default PFIC Rules Under Section 1291 of the Code” discussed below on their proportionate share of any (i) distribution on the shares of a Subsidiary PFIC and (ii) disposition or deemed disposition of shares of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Common Shares are made. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Common Shares.

Default PFIC Rules Under Section 1291 of the Code

If we are a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the purchase of Common Shares and the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes a “qualified electing fund” or “QEF” election under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to Common Shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election (a “Non-Electing U.S. Holder”) will be taxable as described below.

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any excess distribution received on the Common Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares of a PFIC (including an indirect disposition of shares of a Subsidiary PFIC), and any excess distribution received on such Common Shares (or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Holder) must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferential tax rates, as discussed below). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If we are a PFIC for any tax year during which a Non-Electing U.S. Holder holds Common Shares, we will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether we cease to be a PFIC in one or more subsequent tax years. If we cease to be a PFIC, a Non-Electing U.S. Holder may terminate this deemed PFIC status with respect to Common Shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code as discussed above) as if such Common Shares were sold on the last day of the last tax year for which we were a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election for the first tax year in which its holding period of its Common Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Common Shares. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) our net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) our ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which we are a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by us. However, for any tax year in which we are a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely QEF Election generally (a) may receive a tax-free distribution from us to the extent that such distribution represents “earnings and profits” that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” for purposes of avoiding the default PFIC rules discussed above if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Common Shares in which we were a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, we cease to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which we were not a PFIC. Accordingly, if we become a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which we qualify as a PFIC.

U.S. Holders should be aware that there can be no assurances that we will satisfy the record keeping requirements that apply to a QEF, or that we will supply U.S. Holders with a PFIC Annual Information Statement or other information that such U.S. Holders are required to report under the QEF rules, in the event that we are a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Common Shares. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return. However, if we do not provide the required information with regard to us or any Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election with respect to Common Shares only if the Common Shares are marketable stock. The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to Section 11A of the U.S. Exchange Act or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be considered “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Provided that the Common Shares are “regularly traded” as described in the preceding sentence, the Common Shares are expected to be marketable stock. We believe that its Common Shares were “regularly traded” in the fourth calendar quarter of 2019 and expects that the Common Shares should be “regularly traded” in the first calendar quarter of 20202. However, there can be no assurance that the Common Shares will be “regularly traded” in the current or any subsequent calendar quarters. U.S. Holders should consult their own tax advisors regarding the marketable stock rules.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Common Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Common Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Common Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in the Common Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Common Shares, over (ii) the fair market value of such Common Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. A timely Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Common Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge and other income inclusion rules described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares are transferred.

If finalized in their current form, the proposed Treasury Regulations applicable to PFICs would be effective for transactions occurring on or after April 1, 1992. Because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the proposed Treasury Regulations to be reasonable interpretations of those Code provisions. The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Holders should consult their own tax advisors about the potential applicability of the proposed Treasury Regulations.

Certain additional adverse rules will apply with respect to a U.S. Holder if we are a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

In addition, a U.S. Holder who acquires Common Shares from a decedent will not receive a “step up” in tax basis of such Common Shares to fair market value.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules (including the applicability and advisability of a QEF Election and Mark-to-Market Election) and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

General Rules Applicable to U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

The following discussion describes the general rules applicable to the ownership and disposition of the Common Shares but is subject in its entirety to the special rules described above under the heading “Passive Foreign Investment Company Rules.”

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current and accumulated “earnings and profits”, as computed under U.S. federal income tax principles. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates we are a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares (see “Sale or Other Taxable Disposition of Common Shares” below). However, we may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may be required to assume that any distribution by us with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares generally will not be eligible for the “dividends received deduction” generally applicable to corporations. Subject to applicable limitations and provided we are eligible for the benefits of the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended, or the Common Shares are readily tradable on a United States securities market, dividends paid by us to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that we not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of Common Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Common Shares sold or otherwise disposed of. Gain or loss recognized on such sale or other taxable disposition generally will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the Common Shares have been held for more than one year. Preferential tax rates may apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Tax Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency or on the sale, exchange or other taxable disposition of Common Shares generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid or accrued (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Under U.S. federal income tax laws certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person. U. S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file IRS Form 8938.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of the Common Shares generally may be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish its correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that it has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

F.	Dividends and Paying Agents

Not Applicable.

G.	Statement by Experts

Not Applicable.

H.	Documents on Display

We are subject to the informational requirements of the U.S. Exchange Act and file reports and other information with the SEC. You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. In addition, the SEC maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

We are required to file reports and other information with the securities commissions in Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) (www.sedar.com), the Canadian equivalent of the SEC’s electronic document gathering and retrieval system.

As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements to shareholders.

I.	Subsidiary Information

Not Applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

We are exposed to credit risk, liquidity risk, interest rate and currency risk. Our board of directors has overall responsibility for the establishment and oversight of our risk management framework.

Credit risk

Our credit risk is primarily attributable to cash and cash equivalents and amounts receivable. We have no significant concentration of credit risk arising from operations. Cash and cash equivalents are held with reputable financial institutions, from which management believes the risk of loss to be remote. Financial instruments included in amounts receivable consists of HST tax due from the Federal Government of Canada and interest receivable from interest saving account and short-term promissory notes. Management believes that the credit risk concentration with respect to financial instruments included in amounts receivable is remote.

Liquidity risk

Our approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due and when appropriate will scale back its operations. We are a development stage company and are reliant on external fundingraising to support our operations. Once fumds have been raised, we manage our liquidity risk by investing in cash and cash equivalents to provide regular cash flow for current operations

The Company currently does not generate any revenue or income (other than interest income on its cash balances) and accordingly, it is (and it will be for the foreseeable future) dependent primarily upon equity financing for any additional funding required for development and operating expenses.

The ability of the Company to arrange such financing in the future will depend in part upon prevailing capital market conditions and the business success of the Company. There can be no assurance that we will be successful in our efforts to arrange additional financing on terms satisfactory to the Company. If additional financing is raised by the issuance of shares or convertible securities from treasury, control of the Company may change, and shareholders may suffer additional dilution. If adequate funds are not available, or are not available on acceptable terms, we may not be able to take advantage of opportunities, or otherwise to resume and continue its technology development program.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We hold our cash in bank accounts or high interest savings accounts which have a variable rate of interest. We manage our interest rate risk by holding highly liquid short-term instruments and by holding our investments to maturity, where possible. For the years ended December 31, 2019, 2018 and 2017, we earned interest income of $115,584, $288,300 and $17,442, respectively. Therefore, a 1% change in the average interest rate for the years ended December 31, 2019, 2018 and 2017, would have a net impact on finance income of $62,071, $113,711 and $39,392, respectively.

Currency risk

Our functional currency is the U.S dollar. Expenditures transacted in foreign currency are converted to U.S dollars at the rate in effect when the transaction is initially booked. The gain or loss on exchange, when the transaction is settled, is booked to the Statement of Net and Comprehensive Loss. Management acknowledges that there is a foreign exchange risk derived from currency conversion and believes this risk to be low as we maintain a minimum balance of Canadian dollars.

A 5% strengthening of the U.S Dollar for the three years ended December 31, 2019, 2018 and 2017, as indicated below, against Canadian current assets and accounts payable and accrued liabilities including warrant liability would result in increased equity and increased profit of $32,541, $192,059 and $888,913. This analysis is based on foreign currency exchange rate variances that we consider to be reasonably possible at the end of the reporting periods.

5% Strengthening	December 31, 2019	December 31, 2018	December 31, 2017
CDN Current Assets	$(19,687)	$(10,155)	$(20,301)
CDN Accounts Payable and accrued liabilities	52,228	202,214	909,214

Profit or Loss	$32,541	$192,059	$888,913

Item 12.	Description of Securities Other than Equity Securities

A. – C.

Not Applicable.

D.	American Depository Receipts

The Company does not have securities registered as American Depository Receipts.

PART II.

Item 13.	Defaults, Dividend Arrearages and Delinquencies

The Company currently has payables due to its primary product development supplier (the “Primary Supplier”) in excess of $6 million relating primarily to work performed prior to November 2019.

Although the Company’s Primary Supplier has stopped all work with regard to the development of the Company’s robotic surgical system, the Company and its Primary Supplier are in regular communication regarding the Company’s capital resources.

Due to the Company not completing the October Offering and the resulting shortfall in capital available for the Company to pay the supplier, on October 3, 2019, the Company and its Primary Supplier entered into a letter agreement providing that until the Company has secured sufficient financing, the requirement that the Company maintain a deposit under an existing agreement with the supplier would be waived. Instead, the Company would pre-pay for development work in advance of each month during which product development services are to be provided. Consequently, $2.0 million which had been paid to the supplier and held as a deposit under the original contract was applied toward the Company’s payables for past services rendered by the supplier. Once the Company has sufficient cash on hand to fund a deposit equal to three months of projected invoices from the supplier, the Company will then be required to maintain a deposit in that amount. Thereafter, once the Company has made full on time payment of all invoices for a six-month period, the deposit terms will revert to the terms of the existing original agreement.

Civil Claim

Additionally, the Company’s relationship with another service provider (the “Service Provider”) has deteriorated, resulting in the Service Provider serving the Company with a summons for civil action, indicating that the Service Provider has initiated a civil claim against the Company in the United States (the “Civil Claim”). The Civil Claim alleges that the Company has not paid the amounts owed under several invoices and the claim further alleges that the invoices total approximately $5.0 million. The Company has accrued and outstanding $2.9 million for invoices received. The Company has filed a defence against the claims of the Service Provider.

Please see “Legal Proceedings”.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

Item 15.	Controls and Procedures

(a)	Disclosure Controls and Procedures

The company’s management, with the participation of the company’s chief executive officer and chief financial officer, evaluated the effectiveness of the company’s disclosure controls and procedures as of December 31, 2019. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the company’s disclosure controls and procedures as of December 31, 2019, the company’s chief executive officer and chief financial officer concluded that, as of such date, the company’s disclosure controls and procedures were effective to allow timely decisions regarding required disclosure.

(b)	Management’s Annual Report on Internal Control Over Financial Reporting

The Company’s management, including the CEO and the CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and evaluating the effectiveness of the Company’s internal control over financial reporting as at each fiscal year end. The CEO and the CFO have evaluated the design and effectiveness of internal controls over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 Framework. Based on this evaluation, as at December 31, 2019, the Company believes that its internal controls over financial reporting were designed and operating effectively to provide reasonable, but not absolute, assurance that the objectives of the control system are met.

(c)	Attestation Report of Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Under the Jumpstart Our Business & Startups Act (“JOBS Act”), emerging growth companies are exempt from Section 404(b) of the Sarbanes-Oxley Act, which generally requires public companies to provide an independent auditor attestation of management’s assessment of the effectiveness of their internal control over financial reporting. The Company qualifies as an emerging growth company under the JOBS Act and is a non-accelerated filer and therefore has not included an independent auditor attestation of management’s assessment of the effectiveness of its internal control over financial reporting.

(d)	Changes in Internal Control over Financial Reporting

During the year ended December 31, 2019, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16.

Item 16A.	Audit Committee Financial Expert

The Board of Directors has determined that John E. Barker (i) is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) and (iii) of Regulation S-K and Rule 5605(c)(2)(A) of the Nasdaq Stock Market Rules; and (ii) is independent (as determined under Exchange Act Rule 10A-3 and Rule 5605(a)(2) of the Nasdaq Stock Market Rules).

Item 16B.	Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to directors, officers and employees of, and consultants and contractors to, the Company (the “Code”). The Code has been posted on the Company’s website at www.titanmedicalinc.com. The Code meets the requirements for a “code of ethics” within the meaning of that term in Item 16B of the Form 20-F.

All waivers of the Code with respect to any of the employees, officers or directors covered by it will be promptly disclosed as required by applicable securities rules and regulations. During the fiscal year ended December 31, 2019, the Company did not waive or implicitly waive any provision of the Code with respect to any of the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

Item 16C.	Principal Accountant Fees and Services

The following table shows the aggregate fees billed to the Company by BDO Canada LLP, Chartered Professional Accountants and Licensed Public Accountants, the Company’s independent registered public auditing firm, in each of the last two years.

Financial Year Ended	Audit Fees(1)	Audit-Related Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31, 2019	$62,281	$59,344	$4,888	$116,893
December 31, 2018	$56,085	$31,534	—	$139,109

Notes:

(1)	“Audit Fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s financial statements for the financial year.
(2)

“Audit-Related Fees” are fees not included in Audit Fees that are billed by the auditor for assurance and related services that are reasonably related to performing the audit or reviewing the Company’s interim financial statements.

(3)	“Tax Fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning.
(4)	“All Other Fees” were paid for audit related services including regulatory filings and comfort letters in connection with prospectus offerings completed during the calendar year.

Pre-Approval of Audit and Non-Audit Services Provided by Independent Auditors

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2019 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.	Changes in Registrant’s Certifying Accountant

None.

Item 16G.	Corporate Governance

The Company is a “foreign private issuer” as defined in Rule 3b-4 under Exchange Act and its common shares are listed on Nasdaq and the TSX. Rule 5615(a)(3) of Nasdaq Stock Market Rules permits foreign private issuers to follow home country practices in lieu of certain provisions of Nasdaq Stock Market Rules. A foreign private issuer that follows home country practices in lieu of certain provisions of Nasdaq Stock Market Rules must disclose ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States. A description of the ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to Nasdaq standards are as follows:

Shareholder Meeting Quorum Requirement: Nasdaq Stock Market Rule 5620(c) (“Rule 5620(c)”) requires that the minimum quorum requirement for a meeting of shareholders be 33 1/3 % of the outstanding common shares. In addition, Rule 5620(c) requires that an issuer listed on Nasdaq state its quorum requirement in its by-laws.

The Company has elected to follow Canadian practices consistent with the requirements of the TSX and the Business Corporations Act (Ontario) (the “OBCA”) in lieu of Rule 5620(c). The Company’s practices with regard to this requirement are not prohibited by the OBCA or the rules of the TSX. The Company’s quorum requirement is set forth in its by-laws, which provide that a quorum for the transaction of business at any meeting of our shareholders is one person present in person or by proxy and holding or representing in the aggregate not less than 20% of our outstanding shares entitled to vote at such meeting.

Shareholder Approval Requirements: Nasdaq Stock Market Rule 5635(d) (“Rule 5635(d)”) requires shareholder approval prior to a transaction involving the sale or issuance of a company’s common stock (or securities convertible into or exercisable for its common stock): (i) at a price below the greater of book value or market value; and (ii) which together with sales by officers, directors, or substantial stockholders, is equal to 20% or more of the company’s outstanding shares of common stock or 20% or more of the voting power prior to issuance.

The Company has elected to follow Canadian practices consistent with the requirements of the TSX and the OBCA in lieu of Rule 5635(d). The Company’s practices with regard to this requirement are not prohibited by the OBCA or the rules of the TSX.

Advance Notice Requirement: Our corporate by-laws provide for an advance notice requirement in circumstances where nominations of persons for election to the board of directors are made by shareholders of the Company other than pursuant to: (a) a requisition to call a shareholders meeting made pursuant to the provisions of the OBCA; or (b) a shareholder proposal made pursuant to the provisions of the OBCA. The advance notice requirement fixes a deadline by which shareholders must submit a notice of director nominations to the Company prior to any annual or special meeting of shareholders where directors are to be elected and sets forth the information that a shareholder must include in the notice for it to be valid. In the case of an annual meeting of shareholders, notice to the Company must be given not less than 30 and not more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 40 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement. In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Company must be given not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

Item 16H.	Mine Safety Disclosure.

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities with respect to mining operations and properties in the United States that are subject to regulation by the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). During the year ended December 31, 2019, the Company had no mines in the United States or elsewhere that were subject to regulation by the MSHA under the Mine Act.

PART III.

Item 17.	Financial Statements

See “Item 18 – Financial Statements”.

Item 18.	Financial Statements

The Company’s financial statements are stated in U.S. Dollars and are prepared in accordance with IFRS.

The following financial statements pertaining to the Company are filed as part of this Annual Report:

•	Independent Auditor’ Report re 2019 and 2018 dated March 30, 2020;

•	Balance Sheets as at December 31, 2019 and 2018;

•	Statements of Net and Comprehensive Loss for the years ended December 31, 2019 and 2018;

•	Statement of Shareholders’ Equity and Deficit for the years ended December 31, 2019 and 2018;

•	Statements of Cash Flows for the years ended December 31, 2019 and 2018;

•	Notes to the Financial Statements for the years ended December 31, 2019 and 2018;

•	Independent Auditor’ Report – re 2018 and 2017 updated to March 30, 2020;

•	Balance Sheets as at December 31, 2018 and 2017;

•	Statements of Net and Comprehensive Loss for the years ended December 31, 2018 and 2017;

•	Statement of Shareholders’ Equity and Deficit for the years ended December 31, 2018 and 2017;

•	Statements of Cash Flows for the years ended December 31, 2018 and 2017;

•	Notes to the Financial Statements for the years ended December 31, 2018 and 2017 including subsequent events from January 1, 2019 to March 30, 2020.

TITAN MEDICAL INC.

Financial Statements

Years Ended December 31, 2019 and 2018

(IN UNITED STATES DOLLARS)

Tel: 416 865 0200 Fax: 416 865 0887 www.bdo.ca	BDO Canada LLP 222 Bay Street Suite 2200, PO Box 131 Toronto ON M5K 1H1 Canada

Report of Independent Registered Public Accounting Firm

To the Shareholders of Titan Medical Inc.

Opinion on the Financial Statements

We have audited the accompanying financial statements of Titan Medical Inc. (the “Company”), which comprise the balance sheets as of December 31, 2019, and 2018 the related statements of changes in shareholders’ equity and deficit, net and comprehensive loss, and cash flow for the years ended December 31, 2019, and 2018 and the related notes including a summary of significant accounting policies and other explanatory information (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and 2018 and the results of their operations and their cash flows for the years ended December 31, 2019, and 2018 in conformity with International Financial Reporting Standards (IFRSs) as issued by International Accounting Standards Board (“IASB”).

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. Further, we are required to be independent of the Company in accordance with the ethical requirements that are relevant to our audits of the financial statements in Canada and to fulfill our other ethical responsibilities in accordance with these requirements.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

(signed) BDO Canada LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 30, 2020

We have served as the Company’s auditor since 2010.

TITAN MEDICAL INC.

Balance Sheets

As at December 31, 2019 and 2018

(In U.S. Dollars)

	Note	December 31, 2019	December 31, 2018
Assets
Current Assets:
Cash and cash equivalents		$814,492	$11,471,243
Amounts receivable		84,097	143,225
Deposits	9	481,400	8,541,630
Prepaid expense		369,453	586,581

Total Current Assets		$1,749,442	$20,742,679
Right of use assets - Leases	3	30,394	—
Patent Rights	4	1,601,745	1,172,485

Total Assets		$3,381,581	$21,915,164

Liabilities
Current Liabilities:
Accounts payable and accrued liabilities	5	$11,412,896	$6,447,888
Current portion of lease liability	3	21,071	—
Warrant liability	6	3,621,444	11,250,167

Total Current Liabilities		$15,055,411	$17,698,055

Long-term lease liability	3	$8,001	$—

Total Liabilities		$15,063,412	$17,698,055

Shareholders’ Equity / (Deficiency)
Share Capital	7	$194,859,415	$170,502,394
Contributed Surplus		8,303,527	6,652,409
Deficit		(214,844,773)	(172,937,694)

Total Equity / (Deficiency)		$(11,681,831)	$4,217,109

Total Liabilities and Equity / (Deficiency)		$3,381,581	$21,915,164

Going Concern (Note 1(d))

Commitments (Note 9)

Subsequent events (Note 14)

See notes to financial statements

Approved on behalf of the Board:

“signed”	“signed”
Charles Federico	David McNally
Chairman	President and CEO

TITAN MEDICAL INC.

Statements of Net and Comprehensive Loss

For the Years Ended December 31, 2019 and 2018

(In U.S. Dollars)

	Note	Year Ended December 31, 2019	Year Ended December 31, 2018
Revenue:		$—	$—

Expenses:
Amortization		$32,555	$29,041
Consulting fees		1,136,146	785,128
Stock based compensation	7b	1,651,119	1,505,625
Insurance		480,362	252,514
Management salaries and fees		2,547,484	2,683,187
Marketing and investor relations		289,350	231,032
Office and general		436,051	412,039
Professional fees		943,535	485,639
Rent		58,064	97,782
Research and Development		51,418,056	32,858,339
Travel		272,594	350,016
Interest charges		422,989	—
Foreign exchange (gain)/loss		37,972	(979,894)

		$59,726,277	$38,710,448
Finance Income (cost):
Interest		$115,584	$288,300
Gain on change in fair value of warrants	2(h), 6	19,800,645	17,095,220
Warrant liability issue cost	2(h)	(2,097,031)	(1,312,344)

		$17,819,198	$16,071,176
Net and Comprehensive Loss For The Year		$41,907,079	$22,639,272

Basic and Diluted Loss Per Share		$(1.37)	$(1.36)

Weighted Average Number of Common Shares
Basic and Diluted		30,689,545	16,635,092

See notes to financial statements

TITAN MEDICAL INC.

Statement of Shareholders’ Equity and Deficit

For the Years Ended December 31, 2019 and 2018

(In U.S. Dollars)

	Note	Share Capital Number	Share Capital Amount	Contributed Surplus	Warrants	Deficit	Total Equity / (Deficiency)
Balance - December 31, 2017		12,686,723	$154,016,519	$5,146,784	$741,917	$(150,298,422)	$9,606,798
Issued pursuant to agency agreement		8,975,126	16,915,394	—	—	—	16,915,394
Share issue expense			(1,297,668)	—	—	—	(1,297,668)
Issued Other		7,500	66,234	—	—	—	66,234
Warrants exercised during the year		6,500	59,998	—	—	—	59,998
Warrants expired during the year		—	741,917	—	(741,917)	—	—
Stock based compensation		—	—	1,505,625	—	—	1,505,625
Net and Comprehensive loss		—	—	—	—	(22,639,272)	(22,639,272)

Balance - December 31, 2018		21,675,849	$170,502,394	$6,652,409	$—	$(172,937,694)	$4,217,109

Balance - December 31, 2018		21,675,849	$170,502,394	$6,652,409	$—	$(172,937,694)	$4,217,109
Issued pursuant to agency agreement	7a	8,455,882	13,717,131	—	—	—	13,717,131
Issued pursuant to private placements	7a	8,757,444	5,727,971	—	—	—	5,727,971
Share issue expense			(2,090,124)	—	—	—	(2,090,124)
Warrants exercised during the year	7a	1,018,506	7,002,043		—	—	7,002,043
Stock based compensation	7b	—	—	1,651,118	—	—	1,651,118
Net and Comprehensive loss		—	—	—	—	(41,907,079)	(41,907,079)

Balance - December 31, 2019		39,907,681	$194,859,415	$8,303,527	$—	$(214,844,773)	$(11,681,831)

See notes to financial statements

TITAN MEDICAL INC.

Statements of Cash Flows

For the Years Ended December 31, 2019 and 2018

(In U.S. Dollars)

	Note	Year Ended December 31, 2019	Year Ended December 31, 2018
Cash provided by (used in):
Operating activities:
Net loss for the year		$(41,907,079)	$(22,639,272)
Items not involving cash:
Amortization		32,555	29,041
Stock based compensation	7(b)	1,651,119	1,505,625
Other share compensation		—	66,234
Warrant liability-fair value adjustment	6	(19,800,645)	(17,095,220)
Warrant liability-foreign exchange adjustment		17,687	(984,462)
Non-cash issuance costs		744,501	—
Changes in non-cash working capital items:
Amounts receivable, prepaid expenses and deposits		8,336,486	(6,508,259)
Accounts payable and accrued liabilities		4,965,008	4,229,536

Cash used in operating activities		$(45,960,368)	$(41,396,777)
Financing activities:
Net proceeds from issuance of common shares and warrants		35,766,754	27,158,114
Repayment of lease liabilities	3	(5,100)	—

Cash provided by financing activities		$35,761,654	$27,158,114
Investing Activities:
Cost of Patents		(458,037)	(420,587)

Cash used in investing activities		$(458,037)	$(420,587)

Decrease in cash and cash equivalents		(10,656,751)	(14,659,250)
Cash and cash equivalents, beginning of the year		11,471,243	26,130,493

Cash and cash equivalents, end of the year		$814,492	$11,471,243

Cash and cash equivalents comprise:
Cash		$141,768	$100,130
Cash equivalents		672,724	11,371,113

		$814,492	$11,471,243

See notes to financial statements

TITAN MEDICAL INC.

Notes to the Financial Statements

For the Years Ended December 31, 2019 and 2018

(In U.S. Dollars)

1.	DESCRIPTION OF BUSINESS

Nature of Operations:

Titan Medical Inc.’s (“Titan” or the “Company”), business continues to be in the research and development stage and is focused on the continued research and development of the next generation surgical robotic platform. In the near term, the Company will continue efforts to complete product development and proceed to pre-clinical and confirmatory human studies and satisfaction of appropriate regulatory requirements. Upon receipt of regulatory approvals, the Company will transition from the research and development stage to the commercialization stage. The completion of these latter stages will be subject to the Company receiving additional funding in the future.

The Company is incorporated in Ontario, Canada in accordance with the Business Corporations Act. The address of the Company’s corporate office and its principal place of business is Toronto, Canada.

Basis of Preparation:

(a) Statement of Compliance

These financial statements for the year ended December 31, 2019 and December 31, 2018 have been prepared in accordance with International Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial statements were authorized for issue by the Board of Directors on March 30, 2020.

(b) Basis of Measurement

These financial statements have been prepared on the historical cost basis except for the revaluation of the warrant liability, which is measured at fair value.

(c) Functional and Presentation Currency

These financial statements are presented in United States dollars (“U.S.”), which is the Company’s functional and presentation currency.

(d) Going Concern

These financial statements have been prepared in accordance with accounting principles applicable to a going concern, which contemplates that the Company will be able to realize its assets and settle its liabilities in the normal course as they come due during the normal course of operations for the foreseeable future. The Company has shareholders’ deficiency of $11,681,831 and current year losses of $41,907,079. The Company currently does not generate any revenue and accordingly it is primarily dependent upon equity financing for any additional funding required for development and operating expenses. These conditions indicate the existence of a material uncertainty that may cast significant doubt on the ability of the Company to continue as a going concern if additional funding is not secured.

TITAN MEDICAL INC.

Notes to the Financial Statements

For the Years Ended December 31, 2019 and 2018

(In U.S. Dollars)

1.	DESCRIPTION OF BUSINESS (continued)

(e) Use of Estimates and Judgements

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of provisions at the date of the financial statements and the reported amount of expenses during the year. Financial statement items subject to significant judgement include, the measurement of stock-based compensation and the fair value estimate of the initial measurement of new warrant liabilities and the remeasurement of unlisted warrants. While management believes that the estimates and assumptions are reasonable, actual results may differ.

The Black-Scholes model used by the Company to determine fair values of stock options and warrants was developed for use in estimating the fair value of the stock options and warrants.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Cash and Cash Equivalents

Cash and cash equivalents include cash balances and amounts on deposit in interest saving accounts with interest rates of less than 1%.

(b) Furniture and Equipment

Furniture and equipment are recorded at cost less accumulated amortization and accumulated impairment losses, if any. The Company records amortization using the straight-line method over the estimated useful lives of the capital assets as follow:

a) Computer Equipment	3 years
b) Furniture and Fixtures	3 - 5 years
c) Leasehold Improvements	Term of the lease

(c) Leases - Right-of-use Assets

In the current year, the Company has applied IFRS 16 Leases (as issued by the IASB effective January 1, 2019). IFRS 16 introduces new or amended requirements with respect to lease accounting. It introduces significant changes to lessee accounting by removing the distinction between operating and finance leases and requiring the recognition of a right-of-use asset and a lease liability at the lease commencement for all leases, except for short-term leases and leases of low value assets.

The Company assesses whether a contract is or contains a lease, at inception of a contract. The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses a reasonable commercial borrowing rate. For the year ended December 31, 2019, the Company used a 6% discount rate.

As at January 1, 2019, the date of initial application of IFRS 16, the Company had no leases with terms greater than 12 months. As such, the Company’s initial application of IFRS 16 is as of November 1, 2019, the date of commencement of its first long-term lease. The Company is not subject to retrospective application of IFRS 16 nor restatement of comparative information.

In applying IFRS 16, the Company:

a)	recognizes right-of-use assets and lease liabilities in the statement of financial position, initially measured at the present value of future lease payments;

TITAN MEDICAL INC.

Notes to the Financial Statements

For the Years Ended December 31, 2019 and 2018

(In U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b)	recognizes amortization of right-of-use assets and interest on lease liabilities in the statement of profit or loss; and

c)

separates the total amount of cash paid into a principal portion (presented within financing activities) and interest (presented within operating activities) in the consolidated statement of cash flows.

Lease payments included in the measurement of the lease liability comprise fixed lease payments less any lease incentives (e.g. free rent period). Non-lease components outlined in the lease are accounted as operating expenses in the period charged. Note, IFRS does permit a lessee not to separate non-lease components and instead account for any lease and associated non-lease components as a single arrangement. The Company has not used this expedient.

For short-term leases (lease term of 12 months or less) and leases of low-value assets (such as personal computers and office furniture), the Company has opted to recognize a lease expense on a straight-line basis as permitted by IFRS 16. This expense is presented, if any, within general expenses in the statement of profit or loss.

(d) Patent Rights

Patent rights are recorded at cost less accumulated amortization and accumulated impairment loss. Straight line amortization is provided over the estimated useful lives of the assets, as prescribed by the granting body, which range up to twenty years.

(e) Impairment of Long-Lived Assets

The Company reviews computer equipment, furniture and equipment, leasehold improvements, right-of-use assets and patent rights for objective evidence of impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Recoverability is measured by comparison of the asset’s carrying amount to the asset’s recoverable amount, which is the greater of fair value less cost to sell and value in use. Value in use is measured as the expected future discounted cash flows expected to be derived from the asset. If the carrying value exceeds the recoverable amount, the asset is written down to the recoverable amount. The Company’s patent rights were tested for impairment in the current year and no adjustment to carrying value was required.

(f) Deferred Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, unused tax losses and income tax reductions, and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Management has determined not to recognize its net deferred tax assets, as it is not considered probable that future tax benefits will be realized.

TITAN MEDICAL INC.

Notes to the Financial Statements

For the Years Ended December 31, 2019 and 2018

(In U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g) Foreign Currency

Transactions in currencies other than U.S. dollars are translated at exchange rates in effect at the date of the transactions. Foreign exchange differences arising on settlement are recognized separately in net and comprehensive loss. Monetary year end balances are converted to U.S. dollars at the rate in effect at that time. Non-monetary items in a currency other than U.S. dollars that are measured in terms of historical cost are translated using the exchange rate at the date of transaction or date of adoption of U.S. functional currency, whichever is later. Foreign exchange gains and losses are included in net and comprehensive loss.

(h) Warrant Liability

Certain of the Company’s warrants have exercise prices that are not fixed and as such in accordance with IAS 32, they must be recorded as a derivative financial liability. This applies both in the case where the Company’s warrants are denominated in a currency (Canadian dollars) other than the Company’s functional currency (U.S. dollars), and when a warrant is issued with a cashless exercise option. In each case, these warrants are initially measured at fair value and subsequent changes in fair value are recorded through Net and Comprehensive Loss for the year. A proportional amount of costs associated with the issue of shares and warrants is allocated to the warrants and recorded through Net and Comprehensive Loss for the year. At each balance sheet date, the Company reviews the classification of each Warrant Liability to determine whether the appropriate classification remains with Liabilities or requires reclassification to Equity.

At each balance sheet date, the Warrant Liability of listed warrants is adjusted to fair value measured at the market price of the listed warrants and the Warrant Liability of unlisted warrants is adjusted to fair value using the Black-Scholes model. Prior to March 31, 2019, the Black-Sholes model for the unlisted warrants was determined using a comparable warrant quoted in an active market, adjusted for differences in the terms of the warrant. Since March 31, 2019, it was determined that the comparable warrant was no longer an effective benchmark and the Company began to use the market price and volatility of the Company’s common shares adjusted for differences in the terms of the warrant.

(i) Fair Value Measurement

The accounting guidance for fair value measurements prioritizes the inputs used in measuring fair value into the following hierarchy:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices included within Level 1 that are directly or indirectly observable:

Level 3 - Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

The fair value of the warrant liability relating to listed and unlisted warrants is initially based on Level 2 significant observable inputs and at subsequent dates is adjusted using Level 1 inputs for listed warrants and Level 2 inputs for unlisted warrants.

(j) Stock Based Compensation

IFRS 2 requires options granted to employees and others providing similar services to be measured at the fair value of goods or services received, unless that fair value cannot be estimated reliably. If the entity cannot estimate reliably the fair value of the goods or services received, the entity shall measure the value and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted, which the Company does using the Black-Scholes option pricing model. The fair value of the options granted is determined as at the grant date.

TITAN MEDICAL INC.

Notes to the Financial Statements

For the Years Ended December 31, 2019 and 2018

(In U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock options granted to non-employees are valued at the fair value of the goods or service received, measured at the date on which the goods are received, or the services rendered. If the entity cannot estimate reliably the fair value of the goods or services received, the entity shall measure the value and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted, which the Company does using the Black-Scholes option pricing model. The fair value of the options granted is determined as at the grant date.

Stock options are issued to vest immediately or when used as a long-term incentive, are commonly issued over a vesting period of up to seven years. The expense related to options with a vesting period are recorded over the vesting period in accordance with the terms of the options.

(k) Research and Development Costs

Research and development activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding are expensed as incurred. The costs of developing new products are capitalized as deferred development costs, if they meet the development capitalization criteria under IFRS. These criteria include the ability to measure development costs reliably, the product is technically, and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. To date, all the research and development costs have been expensed as the criteria for capitalization have not yet been met.

(l) Earnings (loss) per Share

Basic earnings (loss) per share are calculated using the weighted-average number of common shares outstanding during the year. Diluted earnings (loss) per share considers the dilutive impact of the exercise of outstanding stock options and warrants, as if the events had occurred at the beginning of the period or at a time of issuance, if later. Diluted loss per share has not been presented in the accompanying financial statements, as the effect would be anti-dilutive.

(m) Investment Tax Credits

As a result of incurring scientific research and development expenditures, management has estimated that there will be non-refundable federal and refundable and non-refundable provincial investment tax credits receivable following the completion of an audit process by tax authorities. Investment tax credits are recorded when received or when there is reasonable assurance that the credits will be realized. Upon recognition, amounts will be recorded as a reduction of research and development expenditures.

(n) Financial Instruments

Financial assets include cash and cash equivalents, and amounts receivable which are measured at amortized cost. Amounts receivable include HST recoverable and other receivables. Financial liabilities include accounts payable and accrued liabilities which are measured at amortized cost.

(o) Short-term Employee Benefits

Short-term employee benefit obligations including Company paid medical, dental and life insurance plans, are measured on an undiscounted basis and are expensed as the related service is provided.

(p) Provisions

A provision is recognized, if as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

TITAN MEDICAL INC.

Notes to the Financial Statements

For the Years Ended December 31, 2019 and 2018

(In U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(q) Standards, Amendments and Interpretations not yet Effective

There are currently no amendments, revisions and new IFRS standards, which have been issued but not effective until annual periods beginning after December 31, 2019 that are expected to have a material impact on the Company.

(r) Adoption of New Accounting Standard

IFRS 16 Leases, supersedes the requirements in IAS 17, IFRIC-15 and SIC-17. The new standard was effective for annual periods beginning on or after January 1, 2019.

As of January 1, 2019, the Company was not party to any leases of greater than 12 months and as such was not required to make any restatements to its financial reports at January 1, 2019. The Company has implemented the new standard beginning with a new lease entered into during the current year. See Significant Accounting Policies (c) Leases – Right-of-use Assets above for further details.

TITAN MEDICAL INC.

Notes to the Financial Statements

For the Years Ended December 31, 2019 and 2018

(In U.S. Dollars)

3.	LEASE ASSETS

For the year ended December 31, 2019	Cost	Accumulated Amortization	Net Book Value
Balance at December 31, 2018	$—	$—	$—
Additions during the year	34,172	—	34,172
Amortization in the year	—	(3,778)	(3,778)

Balance at December 31, 2019	$34,172	$(3,778)	$30,394

The Company entered into an 18-month lease for its corporate head office in Toronto, Ontario in November 2019. The Company recognized a right-of-use asset offset by a prepayment and a lease liability in the statement of financial position, initially measured at the present value of future lease payments (net of non-lease general expenses which are expensed as incurred).

For the period ended December 31, 2019, the Company has recognized $3,778 of amortization and $3,340 in interest expense relating to this lease and has repaid $5,100 of the lease liability.

On September 4, 2019, the Company entered into a lease agreement with a third party to lease certain office space in Chapel Hill, North Carolina. The term of the lease is 62 full months and the average monthly base rent is $8,320. The lease will commence on or about March 31, 2020, once the space is ready-for-use. Upon commencement, the Company shall recognize a right-of-use asset and a lease liability relating to this lease.

4.	PATENT RIGHTS

For the year ended December 31, 2019	Cost	Accumulated Amortization & Impairment Losses	Net Book Value
Balance at January 1, 2018	$978,126	$(203,901)	$774,225
Additions during the year	420,587	—	420,587
Amortization in the year	—	(22,327)	(22,327)

Balance at December 31, 2018	$1,398,713	$(226,228)	$1,172,485

Additions during the year	458,037	—	458,037
Amortization in the year	—	(28,777)	(28,777)

Balance at December 31, 2019	$1,856,750	$(255,005)	$1,601,745

5.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The balance of accounts payable and accrued liabilities at December 31, 2019 is $11,412,896 (December 31, 2018 - $6,447,888). The majority of the payables relate to amounts owed to the Company’s R&D suppliers amounting to $10,049,622, for legal and audit an amount of $560,904 and the balance relating to regular business operations.

Naglreiter Consulting Litigation

On October 16, 2019, Naglreiter Consulting, LLC (“Naglreiter”) filed a Complaint for breach of

TITAN MEDICAL INC.

Notes to the Financial Statements

For the Years Ended December 31, 2019 and 2018

(In U.S. Dollars)

5. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES (continued)

contract against the Company in the U.S. District Court for the Southern District of Florida. The Complaint, which was served on the Company on October 24, 2019, alleges that the Company has not paid the amounts owed under several invoices and, further, that the invoices total approximately $5 million.

On December 5, 2019, the Company filed an Answer, Affirmative Defenses and Counterclaim denying the allegations, asserting defenses to the Complaint, and asserting counterclaims against Naglreiter for (i) breach of contract including that the services that were rendered by Naglreiter were not rendered in a satisfactory manner and that Naglreiter failed to return property paid for by the Company, (ii) fraudulent inducement, (iii) negligent misrepresentation, (iv) indemnification and (v) conversion for refusing to return Titan’s property.

On February 13, 2020, Naglreiter filed an Amended Complaint against the Company to add a complaint of unjust enrichment alleging that Naglreiter had conferred benefits on the Company without the Company paying fair market value for them and asked the courts for a constructive trust over certain property of the Company in Naglreiter’s possession.

On March 9, 2020, the Company filed an Answer and Affirmative Defenses to the Amended Complaint and an Amended Counterclaim, denying the allegations, asserting defenses to the Amended Complaint, and bringing additional counterclaims of (i) replevin to recover possession of personal property held by Naglreiter, (ii) civil theft for depriving the Company of its right to certain property in Naglreiter’s possession and (iii) injunctive relief to have Naglreiter cease and desist the violation of confidentiality provisions in the parties’ agreements.

The Company is seeking a return of property having a value of over $4 million as well as the return of amounts paid for work not done or inadequately done by Naglreiter. The Company intends to defend itself vigorously in this matter and pursue all relief to which it is entitled.

The Company has included in its accounts $2,889,626 for outstanding invoices relating to the period that Naglreiter was engaged with the Company.

6.	WARRANT LIABILITY

	Year Ended December 31, 2019		Year Ended December 31, 2018
	Number of Warrants	Amount	Number of Warrants	Amount
Opening Balance	13,901,859	$11,250,167	4,933,231	$17,849,460
Issue of warrants expiring, April 10, 2023	—	—	1,295,554	5,212,087
Issue of warrants expiring, August 10, 2023	—	—	7,679,574	6,297,251
Issue of warrants expiring, March 21, 2024	8,455,882	15,897,059	—	—
Warrants exercised during the year	(1,018,506)	(3,742,824)	(6,500)	(28,949)
Warrants expired during the year	(135,824)	—	—	—
Foreign exhange adjustment during the year	—	17,687	—	(984,462)
Fair value adjustment during the year	—	(19,800,645)	—	(17,095,220)

Ending Balance	21,203,411	$3,621,444	13,901,859	$11,250,167

7.	SHARE CAPITAL

a) Authorized:	unlimited number of common shares, no par

Issued:	39,907,681 (December 31, 2018: 21,675,849)

Exercise prices of units, certain warrants and options are presented in Canadian currency when they are exercisable in Canadian dollars unless otherwise noted.

On December 23, 2019, the Company entered into a common share purchase agreement (the “Aspire Agreement”) with Aspire Capital Fund, LLC (“Aspire Capital”) whereby Aspire Capital committed to purchase up to $35 million of common shares of Titan (“Common Shares”) at Titan’s request from time to time, until June 23, 2022 (the “Aspire Transaction”). On commencement of the Aspire Agreement, Titan issued to Aspire Capital 973,000 Common Shares, then issued and outstanding, as consideration for entering into the Aspire Agreement. The value of the Common Shares issued of $423,440, has been included in capital, offset by a fee valued at the same amount plus $35,122 for other costs incurred pursuant to the Aspire Transaction. Titan did not sell Common Shares to Aspire pursuant to the Aspire Agreement until after the year ended December 31, 2019. See Subsequent events Note 10.

On August 29, 2019, the Company entered into a common share purchase agreement (the “First Aspire Agreement”) with Aspire Capital whereby Aspire Capital committed to purchase up to $35 million of common shares of Titan at Titan’s request from time to time, until February 28, 2022. On commencement of the First Aspire Agreement, Titan immediately sold to Aspire 1,777,325 Common Shares, representing 5.3% of the Common Shares then issued and outstanding, at a price of US $1.6879 per Common Share for gross proceeds of $3.0 million and issued to Aspire Capital 639,837 Common Shares, representing 1.9% of the Common Shares then issued and outstanding, as consideration for entering into the First Aspire Agreement. Northland Securities, Inc. acted as the Company’s agent and financial advisor in connection with the offering and pursuant to an agency agreement, was paid a cash fee of $160,000. Gross proceeds of $3.0 million, net of costs and fees of $417,113, was included in capital. Subsequent to August 29, 2019 and subject to the First Aspire Agreement, the Company issued Common Shares to Aspire as outlined in the following table:

15

TITAN MEDICAL INC.

Notes to the Financial Statements

For the Years Ended December 31, 2019 and 2018

(In U.S. Dollars)

7.	SHARE CAPITAL (continued)

Grant Date	Common shares issued	Value
August 30, 2019	2,417,162	$3,000,000
November 8, 2019	100,000	42,560
November 8, 2019	100,000	42,560
November 12, 2019	100,000	42,970
November 12, 2019	100,000	42,000
November 13, 2019	100,000	42,970
November 14, 2019	300,000	128,910
November 15, 2019	2,500,000	1,074,250
November 19, 2019	2,067,282	888,311

	7,784,444	$5,304,531

On March 21, 2019, Titan completed an offering of securities made pursuant to an agency agreement dated March 18, 2019 between the Company and Bloom Burton Securities Inc. (“Bloom Burton”). The Company sold 8,455,882 units under the offering at a price of US $3.40 per Unit for gross proceeds of approximately $28,750,000 ($25,426,744 net of closing cost including cash commission of $2,012,500). Each unit consisted of one Common Share of the Company and one Common Share purchase warrant, each warrant entitles the holder thereof to acquire one Common Share of the Company at an exercise price of US $4.00 and expiring March 21, 2024. The warrants were valued at $15,897,059 based on the value determined by the Black-Scholes model and the balance of $12,852,941 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to Bloom Burton, broker warrants were issued to Bloom Burton which entitle the holder to purchase 591,911 Common Shares at a price of US $3.40 per share prior to expiry on March 21, 2021. The broker warrants were valued using the Black-Scholes model and the value of $864,190 was accounted for as an increase in the closing costs and allocated between the shares and the warrants.

During the quarter ended March 31, 2019, 1,018,506 warrants were exercised for total proceeds of $3,259,219. The fair value of the exercised warrants was $3,742,824 which was reclassed from warrant liability to common stock. No additional warrants were exercised during 2019.

On August 10, 2018, Titan Completed an offering of securities made pursuant to an agency agreement dated August 7, 2018 between the Company and Bloom Burton. The Company sold 7,679,574 units under the offering at a price of US $2.50 per unit for gross proceeds of approximately $19,198,935 ($17,464,711 net of closing cost including cash commission of $1,343,925). Each unit consisted of one Common Share of the Company and one Common Share purchase warrant, each warrant entitles the holder thereof to acquire one Common Share of the Company at an exercise price of US $3.20 per share and expiring August 10, 2023. The warrants were valued at $6,297,251 based on the value determined by the Black-Scholes model and the balance of $12,901,684 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to Boom Burton, broker warrants were issued to Bloom Burton which entitle the holder to purchase 537,570 Common Shares at a price of US $2.50 per share prior to expiry on August 10, 2020.

TITAN MEDICAL INC.

Notes to the Financial Statements

For the Years Ended December 31, 2019 and 2018

(In U.S. Dollars)

7.	SHARE CAPITAL (continued)

On June 19, 2018, a share consolidation of 30:1 was completed and the Company’s outstanding common shares were adjusted from 419,888,250 to 13,996,275. All references to the common shares, warrants and stock options, prior to June 20, 2018, have been updated in the notes to reflect the 30:1 share consolidation.

On April 10, 2018, Titan completed an offering of securities made pursuant to an agency agreement dated April 3, 2018 between the Company and Bloom Burton. The Company sold 1,126,664 units under the offering at a price of CDN $9.00 per unit for gross proceeds of approximately $8,035,941 ($7,211,320 net of closing costs including cash commission of $562,516). Each unit consisted of one Common Share of the Company and one Common Share purchase warrant, each warrant entitles the holder thereof to acquire one Common Share of the Company at an exercise price of CDN $10.50 and expiring April 10, 2023. The warrants were valued at $4,553,700 based on the value determined by the Black-Scholes model and the balance of $3,482,241 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to Bloom Burton, broker warrants were issued to Bloom Burton which entitle the holder to purchase 78,867 Common Shares at a price of CDN $9.00 per share prior to expiry on April 10, 2020.

On May 10, 2018, Titan announced the completion of the over-allotment option, granted to Bloom Burton as agent for its offering, at a price of CDN $9.00 per unit, completed on April 10, 2018, was exercised and the Company sold an additional 168,888 units at the offering price for additional gross proceeds of $1,189,856 ($1,100,238 net of closing costs including cash commission of $76,988). Each unit consisted of one Common Share of the Company and one Common Share purchase warrant, each warrant entitles the holder thereof to acquire one Common Share of the Company at an exercise price of CDN $10.50 and expiring April 10, 2023. The warrants were valued at $658,387 based on the value determined by the Black-Scholes model and the balance of $531,469 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to Bloom Burton, broker warrants were issued to Bloom Burton, which entitle the holder to purchase 10,928 Common Shares at a price of CDN $9.00 per share prior to expiry on April 10, 2020.

b)	Stock Options and Compensation Options

On May 29, 2019, the shareholders of Titan approved an increase of its reserve for options from 10% and set aside up to 15% of the issued and outstanding shares of Titan for granting of options to employees, officers, consultants and advisors. At December 31, 2019, 5,986,152 common shares (December 31, 2018: 1,241,803) were available for issue in accordance with the Company’s stock option plan (the “Option Plan”). The terms of these options are determined by the Board of Directors.

For the period ended December 31, 2019, $1,651,119 of stock-compensation expense was recognized (December 31, 2018 - $ 1,505,625).

On May 29, 2019, the shareholders approved amendments to the exercise prices of options previously granted to executive officers and other employees of the Company under the Option Plan. The exercise price was amended to be US $3.40 (CDN $4.54) per option, being the higher of the March 21, 2019 offering price of US $3.40 per share and the five-day volume weighted average price as determined as of the close of business on May 28, 2019.

TITAN MEDICAL INC.

Notes to the Financial Statements

For the Years Ended December 31, 2019 and 2018

(In U.S. Dollars)

7.	SHARE CAPITAL (continued)

In accordance with IFRS 2, the options affected by the amendments were revalued just prior to the amendment and just after the amendment based on the values determined by the Black-Scholes model. The incremental value of CDN $622,460 (US $475,622) was recognized as stock based compensation with CDN $382,390 (US $292,184) recognized immediately and CDN $240,070 (US $183,437) to be amortized and recognized as stock-based compensation over the remaining vesting period in accordance with the vesting schedule of each particular option agreement.

The amended fair value of all affected share-based payment plans was measured based on the Black-Scholes formula. Expected volatility was estimated by considering historic average share price volatility. The weighted average inputs used in the measurement of fair values at the amendment date of the share-based option plan are as follows:

	May 29, 2019 before the amendments	May 29, 2019 after the amendments
Fair Value calculated	CDN $0.01-$1.40	CDN $1.06-$2.10
Share price at grant	CDN $3.47	CDN $3.47
Exercise price	CDN $12.90-$51.60	CDN $4.54
Expected Volatility	98.6%-99.4%	98.6%-99.4%
Expected Option Life	1.0-3.5 years	1.0-3.5 years
Expected dividends	Nil	Nil
Risk free interest rate (based on government bonds)	1.48%-1.57%	1.48%-1.57%

TITAN MEDICAL INC.

Notes to the Financial Statements

For the Years Ended December 31, 2019 and 2018

(In U.S. Dollars)

7.	SHARE CAPITAL (continued)

A summary of the status of the Company’s outstanding stock options as of December 31, 2019 and December 31, 2018 and changes during the periods ended on those dates is presented in the following table:

Stock Options - CDN $ denominated

Year ended	December 31, 2019		December 31, 2018
	Number of Stock Options	Weighted average Exercise Price (CDN)	Number of Stock Options (1)	Weighted average Exercise Price (CDN)
Balance Beginning	875,433	$18.20	591,609	$21.30
Granted	35,719	4.54	322,517	13.51
Expired/Forfeited	(50,773)	31.79	(38,693)	24.90

Balance Ending	860,379	$5.89	875,433	$18.20

Stock Options - US $ denominated

Year ended	December 31, 2019		December 31, 2018
	Number of Stock Options	Weighted average Exercise Price (USD)	Number of Stock Options (1)	Weighted average Exercise Price (USD)
Balance Beginning	50,349	$1.55	—	$—
Granted	843,693	2.72	50,349	1.55
Expired/Forfeited	(40,000)	3.72	—	—

Balance Ending	854,042	$2.65	50,349	$1.55

1.	After giving consideration for 30:1 share consolidation effected June 20, 2018.

TITAN MEDICAL INC.

Notes to the Financial Statements

For the Years Ended December 31, 2019 and 2018

(In U.S. Dollars)

7.	SHARE CAPITAL (continued)

The weighted-average remaining contractual life and weighted-average exercise price of options outstanding and of options exercisable as at December 31, 2019 are as follows:

Canadian Dollar Denominated Options

Exercise Price (CDN)	Number Outstanding	Weighted-average remaining contractual life (years)	Options Exercisable
$3.28	31,498	5.67	31,498
$4.50	18,936	3.28	18,936
$4.54	743,122	6.76	296,807
$4.80	3,040	0.71	3,040
$7.49	5,590	5.52	5,590
$9.00	11,481	5.52	11,481
$9.60	1,105	0.77	1,105
$11.70	6,667	0.94	6,667
$12.00	1,948	0.93	1,948
$30.00	28,260	1.65	28,260
$30.60	2,096	0.98	2,096
$32.40	810	1.08	810
$45.30	560	0.61	560
$51.60	5,266	0.44	5,268

	860,379	4.37	414,066

US Dollar Denominated Options

Exercise Price (USD)	Number Outstanding	Weighted-average remaining contractual life (years)	Options Exercisable
$1.55	50,349	1.97	50,349
$2.20	469,420	6.53	2,165
$3.40	294,273	6.37	197,273
$3.72	40,000	2.69	0

	854,042	6.28	249,787

Total	1,714,421	5.32	663,853

The weighted average exercise price of Canadian dollar denominated options outstanding is CDN $5.89 and CDN $7.35 for options that are exercisable. The weighted average exercise price of US dollar denominated options outstanding is US $2.65 and US $3.02 for options that are exercisable.

TITAN MEDICAL INC.

Notes to the Financial Statements

For the Years Ended December 31, 2019 and 2018

(In U.S. Dollars)

7.	SHARE CAPITAL (continued)

Options are granted to Directors, Officers, Employees and Consultants at various times. Options are to be settled by physical delivery of shares. Options and the terms of each issue over the year ended December 31, 2019 are outlined below.

Grant date/ Recipient	Number of Options	Vesting Conditions	Contractual Life of Options
February 14, 2019, options granted to a Consultant	40,000	Options may vest over a 15-month vesting schedule	Cancelled

May 29, 2019, options granted to a Director	253,000	Options vest over a specified vesting period not exceeding 4 years	7 years

June 28, 2019, options granted to an Employee	10,000	Options vest as to 1/3 of the total number of Options granted, every year from Grant Date	7 years

July 18, 2019, options granted to a Director	25,719	Options vest immediately	7 years

July 19, 2019, options granted to an Employee	467,255	Options vest as to 1/4 of the total number of Options granted, every year from Grant Date	7 years

July 19, 2019, options granted to a Consultant	2,165	Options vest as to 1/3 of the total number of Options granted, every year from Grant Date	7 years

July 19, 2019, options granted to a Director	41,273	Options vest immediately	7 years

September 9, 2019, options granted to a Consultant	40,000	Options vest over a 15-month vesting schedule subject to achieving certain milestones.	2.5 years

Inputs for Measurement of Grant Date Fair Values

The grant date fair value of all share-based payment plans was measured based on the Black-Scholes model. Expected volatility was estimated by considering historic average share price volatility. The weighted average inputs (in CDN$ or US$ as per the grant) used in the measurement of fair values at grant date of the share-based option plan are as follows:

	2019	2019	2018
Fair Value calculated	US $1.48	CDN $1.61	CDN $5.99
Share price at grant	US $2.36	CDN $2.90	CDN $10.79
Exercise price	US $2.72	CDN $4.54	CDN $11.97
Expected Option Life	3.5 years	3.4 years	3 years
Risk free interest rate (based on government bonds)	1.50%	1.43%	1.90%
Expected Volatility	97.90%	98.10%	90.12%
Expected dividends	Nil	Nil	Nil

TITAN MEDICAL INC.

Notes to the Financial Statements

For the Years Ended December 31, 2019 and 2018

(In U.S. Dollars)

7.	SHARE CAPITAL (continued)

c)	Warrants

In addition to the warrants accounted for as a liability (see Note 6), at December 31, 2019, the Company has 1,219,276 broker warrants that are issued, outstanding and exercisable (December 31, 2018 - 786,183). These broker warrants expire between April 10, 2020 and March 21, 2021 (December 31, 2018 - broker warrants had expiry dates between March 16, 2019 and August 10, 2020).

8.	INCOME TAXES

a)	Current Income Taxes

A reconciliation of combined federal and provincial corporate income taxes at the Company’s effective tax rate of 26.5% (2018 - 26.5%).

	December 31, 2019	December 31, 2018
Net Loss before income taxes	$(41,907,079)	$(22,639,272)
Income taxes at statutory rates	$(11,105,376)	$(5,999,407)
Tax effect of expenses not deductible for income tax purposes:
Tax/FX rate changes and other adjustments	—	—
Permanent differences	(4,800,780)	(4,374,564)
Unrecognized share issue costs	(625,220)	(354,072)
Tax/foreign currency rate changes and other adjustments	93,724	—

Total tax recovery	(16,437,652)	(10,728,043)
Tax recovery not recognized	16,437,652	10,728,043

	$—	$—

b)	Deferred Income Taxes

Deferred income tax assets and liabilities result primarily from differences in recognition of certain timing differences that give rise to the Company’s future tax assets (liabilities) and are as follows:

	December 31, 2019	December 31, 2018
Non-Capital Losses	$63,740,497	$47,679,897
Qualifying Research and Development expenditures	1,493,309	1,493,309
Share issue costs and other	1,999,584	1,622,533

Total tax assets	67,233,390	50,795,739
Tax assets not recognized	(67,233,390)	(50,795,739)

Net deferred tax assets	$—	$—

In assessing the realizability of deferred tax assets, management considers whether it is probable that some or all the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Management, based on IFRS criteria, has determined, at this time, not to recognize its deferred tax assets.

TITAN MEDICAL INC.

Notes to the Financial Statements

For the Years Ended December 31, 2019 and 2018

(In U.S. Dollars)

8.	INCOME TAXES (continued)

c)	Losses carried forward

The Company has non-capital losses of approximately $240,594,715 available to reduce future income taxes. The non-capital losses expire approximately as follows:

2027	$786,557
2028	169,954
2029	186,708
2030	2,003,594
2031	12,735,836
2032	7,260,729
2033	8,856,497
2034	15,819,741
2035	43,934,918
2036	28,310,254
2037	19,604,159
2038	40,255,192
2039	60,670,576

$240,594,715

The Company has accumulated Qualifying Research and Development expenses of $5,635,128 from prior years research and development. These expenditures may be carried forward indefinitely and used to reduce taxable income in future years.

As a result of a Canada Revenue Agency (CRA) audit completed in 2017 and 2016, regarding Titan’s 2012 and 2011 SR&ED claim, the 2012 loss of $6,517,436 has been adjusted to $7,260,729 and the 2011 loss of $9,423,694 has been adjusted to $12,735,836. The qualifying SR&ED expenditures has also been adjusted from $9,439,430 to $5,635,128. CRA concluded that the claimed work did not satisfy the SR&ED criteria. Titan is appealing this decision by CRA.

d)	Investment Tax Credits

At December 31, 2019, the Company has $1,167,560 (2018 - $1,167,560) of unclaimed investment tax credits available to reduce federal income taxes payable in future years. If not utilized, these investment tax credits will start expiring in 2028. The amounts have been adjusted to reflect changes due to the CRA audit.

At December 31, 2019, the Company has $237,997 (2018 - $237,997) of unclaimed Ontario Research and Development Tax Credit available to reduce Ontario income taxes payable in future years. If not utilized, this credit will start expiring in 2029. The amounts have been adjusted to reflect changes due to the CRA audit.

TITAN MEDICAL INC.

Notes to the Financial Statements

For the Years Ended December 31, 2019 and 2018

(In U.S. Dollars)

9.	COMMITMENTS

As part of its program of research and development around the single-port robotic surgical system, the Company has outsourced certain aspects of the design and development to third party technology and development companies. At December 31, 2019, $1,327,294 in purchase orders remain outstanding (2018 - $ 12,756,962), however work relating to these commitments is currently delayed pending additional funding and the ramp up in the Company’s development projects. The Company also has on deposit with a U.S. supplier $481,400 to be applied against future invoices (2018 - $8,541,630).

10.	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2019, transactions between the Company’s directors, officers and other related parties were related to compensation matters in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Compensation paid to Executive Officers for the year ended December 31, 2019 amounted to $1,495,611 compared to $1,552,367 for the year ended December 31, 2018.

	December 31, 2019		December 31, 2018
	Number of Shares	%	Number of Shares	%
John Barker	32,714	0.08	31,714	0.15
Stephen Randall	22,993	0.06	21,643	0.10
David McNally	4,167	0.01	4,167	0.02
John Schellhorn	294	0.00	294	0.00
Bruce Wolff [1]	—	—	7,610	0.03

Total	60,168	0.15	65,428	0.30

Common Shares Outstanding	39,907,681	100%	21,675,849	100%

1: Bruce Wolff retired as a Director effective May 29, 2019

11.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities. The fair value of these financial instruments approximates their carrying values, unless otherwise noted, due to the short maturities of these instruments or the discount rate applied. Warrant liabilities are valued at fair value as described in note 2(h).

TITAN MEDICAL INC.

Notes to the Financial Statements

For the Years Ended December 31, 2019 and 2018

(In U.S. Dollars)

11.	FINANCIAL INSTRUMENTS (continued)

The Company’s risk exposures and their impact on the Company’s financial instruments are summarized below:

a) Credit risk

The Company’s credit risk is primarily attributable to cash and cash equivalents and amounts receivable. The Company has no significant concentration of credit risk arising from operations. Cash and cash equivalents are held with reputable financial institutions, from which management believes the risk of loss to be remote. Financial instruments included in amounts receivable consists of HST tax due from the Federal Government of Canada and interest receivable from interest saving account and short-term promissory notes. Management believes that the credit risk concentration with respect to financial instruments included in amounts receivable is remote.

b) Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due and when appropriate will scale back its operations. As at December 31, 2019, the Company had cash and cash equivalents of $814,492 (December 31, 2018 -$11,471,243) to settle liabilities of $11,441,668 (December 31, 2018 - $6,447,888) excluding warrant liabilities of $3,621,444 (December 31, 2018 - $11,250,167).

The Company currently does not generate any revenue or income (other than interest income on its cash balances) and accordingly, it is (and it will be for the foreseeable future) dependent primarily upon equity financing for any additional funding required for development and operating expenses.

The ability of the Company to arrange such financing in the future will depend in part upon prevailing capital market conditions and the business success of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing on terms satisfactory to the Company. If additional financing is raised by the issuance of shares or convertible securities from treasury, control of the Company may change, and shareholders may suffer additional dilution. If adequate funds are not available, or are not available on acceptable terms, the Company may not be able to take advantage of opportunities, or otherwise to resume and continue its technology development program.

c) Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.

(i)	Interest rate risk

The Company has cash balances and no interest-bearing debt. The Company’s current policy is to invest excess cash in interest savings accounts and short-term promissory notes. The Company periodically monitors the investments it makes and is satisfied with the credit risk of its bank.

(ii)	Foreign currency risk

The Company’s functional currency is the U.S. dollar. Expenditures transacted in foreign currency are converted to U.S. dollars at the rate in effect when the transaction is initially booked. The gain or loss on exchange, when the transaction is settled, is booked to the Statement of Net and Comprehensive Loss. Management acknowledges that there is a foreign exchange risk derived from currency conversion and believes this risk to be low as the Company now maintains a minimum balance of Canadian dollars.

d) Sensitivity analysis

Cash equivalents include cash balances and amounts on deposit in interest savings account and short-term promissory notes. Sensitivity to a plus or minus 1% change in interest rates could affect annual net loss by $62,071 (December 31, 2018 - $113,711) based on the current level of cash invested in cash equivalents.

TITAN MEDICAL INC.

Notes to the Financial Statements

For the Years Ended December 31, 2019 and 2018

(In U.S. Dollars)

11.	FINANCIAL INSTRUMENTS (continued)

A strengthening of the U.S. dollar at December 31, 2019, as indicated below, against current assets and accounts payable and accrued liabilities denominated in Canadian currency of CDN $556,276 (December 31, 2018 - $277,228) and warrant liability of CDN $868,855 (December 31, 2018 - $5,520,457) would result in increased equity and an increased profit for the period of $32,541 (December 31, 2018 - $192,059) as shown on the chart below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular, interest rates, remain constant. The analysis is performed on the same basis for December 31, 2018.

December 31, 2019	Profit of (Loss)
5% strengthening
CDN Current assets	$(19,687)
CDN Accounts payable and accrued liabilities	$52,228

$32,541

December 31, 2018
5% strengthening
CDN Current assets	$(10,155)
CDN Accounts payable and accrued liabilities	$202,214

$192,059

A weakening of the U.S. dollar against the Canadian dollar at December 31, 2019 and December 31, 2018 would have had the equal but opposite effect on the above currencies to the amount shown above, on the basis that all other variables remain constant.

12.	SEGMENTED REPORTING

The Company operates in a single reportable operating segment – the research and development of the Company’s single-port robotic surgical system, the next generation of surgical robotic platform. The Company’s long-term assets are domiciled in Toronto, Canada.

13.	CAPITAL MANAGEMENT

The Company’s capital is composed of shareholders’ equity. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, to support the development of its single-port robotic surgical system. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of its single-port robotic surgical system. The Company has further progress to make in the development of the single-port robotic surgical system and anticipates that the cost of completion will exceed its current resources. Accordingly, the Company will be dependent on external financing to fund its future activities. To carry out the completion of the single-port robotic surgical system and pay for administrative costs, the Company will continue to raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the year ended December 31, 2019.

The Company is not subject to externally imposed capital requirements other than the Nasdaq requirement that the Company maintain a minimum market value of $35 million. The Company currently does not meet this requirement and has until May 25, 2020 to regain compliance otherwise the Company’s securities are subject to potential de-listing.

TITAN MEDICAL INC.

Notes to the Financial Statements

For the Years Ended December 31, 2019 and 2018

(In U.S. Dollars)

14.	SUBSEQUENT EVENTS

COVID-19

Since December 31, 2019, the outbreak of the novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to business globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods.

March 2020 Offering

On March 25, 2020, the Company entered into definitive agreements with institutional investors that provide for the purchase and sale of 7,000,000 common shares of the Company (the “Common Shares”) at a per share purchase price of $0.17 per Common Share and 3,500,000 Common Share purchase warrants (each, a “Warrant”), resulting in total gross proceeds of approximately $1.2 million (approximately $0.885 million net of closing costs including cash commission described below). Each whole Warrant is exercisable to purchase one Common Share (a “Warrant Share”) at an exercise price of $0.19 per Common Share for a period of five years following the date of closing of the offering. The warrants were valued at $618,100 based on the value determined by the Black-Scholes model and the balance of $571,900 was allocated to common shares.

H.C. Wainwright & Co. (“Wainwright”) is acting as the exclusive placement agent for the offering. Pursuant to the placement agency agreement, in addition to the cash commission paid to Wainwright of $83,300, broker warrants were issued to Wainwright which entitle the holder to purchase 490,000 Common Shares at a price of US $0.2125 per share prior to expiry on March 25, 2025.

Titan intends to use the net proceeds from the offering for general corporate purposes including: resuming the development of its single-port robotic surgical system, instruments and accessories; funding working capital (including the reduction of outstanding payables); and capital expenditures.

December 2019 Aspire Agreement

On December 23, 2019, the Company entered into a common share purchase agreement with Aspire Capital whereby Aspire Capital committed to purchase up to $35 million of common shares of Titan at Titan’s request from time to time, until June 23, 2022. Subsequent to the commencement of the Aspire Agreement and subsequent to December 31, 2019, Titan sold Common Shares to Aspire pursuant to the Aspire Agreement as outlined in the following table:

Grant Date	Common shares issued	Value
January 3, 2020	500,000	$219,600
January 6, 2020	500,000	229,300
January 8, 2020	400,000	195,160
January 10, 2020	500,000	247,550
January 17, 2020	600,000	303,000
January 23, 2020	600,000	295,320
February 6, 2020	600,000	282,000
February 13, 2020	708,048	300,000

	4,408,048	$2,071,930

Stock Options

On January 28, 2020, the Company issued 25,765 stock options with an exercise price of CDN $0.657 to a director in exchange for services rendered. The options vest immediately and have a contractual life of 7 years.

January Equity Transaction

On January 3, 2020, the Company announced that Cambridge Design Partnership Ltd. (“Cambridge”), has subscribed for common shares of the Company. The Company issued 501,148 Common Shares at a unit price of $0.50 for satisfaction of the trade payable with Cambridge of $250,574 which has been included in capital.

TITAN MEDICAL INC.

Financial Statements

Years Ended December 31, 2018 and 2017

(IN UNITED STATES DOLLARS)

Tel: 416 865 0200 Fax: 416 865 0887 www.bdo.ca	BDO Canada LLP 222 Bay Street Suite 2200, PO Box 131 Toronto ON M5K 1H1 Canada

Report of Independent Registered Public Accounting Firm

To the Shareholders of Titan Medical Inc.

Opinion on the Financial Statements

We have audited the accompanying financial statements of Titan Medical Inc. (the “Company”), which comprise the balance sheets as of December 31, 2018, and 2017 the related statements of changes in shareholders’ equity and deficit, net and comprehensive loss, and cash flow for the years ended December 31, 2018, and 2017 and the related notes including a summary of significant accounting policies and other explanatory information (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018, and 2017 and the results of their operations and their cash flows for the years ended December 31, 2018, and 2017 in conformity with International Financial Reporting Standards (IFRSs) as issued by International Accounting Standards Board (“IASB”).

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. Further, we are required to be independent of the Company in accordance with the ethical requirements that are relevant to our audits of the financial statements in Canada and to fulfill our other ethical responsibilities in accordance with these requirements.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

(signed) BDO Canada LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 30, 2020

We have served as the Company’s auditor since 2010.

TITAN MEDICAL INC.

Balance Sheets

As at December 31, 2018 and December 31, 2017

(In U.S. Dollars)

	Note	December 31, 2018	December 31, 2017
Assets
Current Assets:
Cash and cash equivalents		$11,471,243	$26,130,493
Amounts receivable		143,225	75,151
Deposits	8	8,541,630	2,538,434
Prepaid expense		586,581	149,593

Total Current Assets		$20,742,679	$28,893,671
Furniture and Equipment	3	—	6,714
Patent Rights	4	1,172,485	774,225

Total Assets		$21,915,164	$29,674,610

Liabilities
Current Liabilities:
Accounts payable and accrued liabilities		$6,447,888	$2,218,352
Warrant liability	2h, 5(a), 6	11,250,167	17,849,460

Total Liabilities		17,698,055	20,067,812

Shareholders’ Equity
Share Capital	5a	170,502,394	154,016,519
Contributed Surplus		6,652,409	5,146,784
Warrants	5b	—	741,917
Deficit		(172,937,694)	(150,298,422)

Total Equity		4,217,109	9,606,798

Total liabilities and equity		$21,915,164	$29,674,610

Commitments (Note 8)

See notes to financial statements

Approved on behalf of the Board:

“signed”	“signed”
John E. Barker	David McNally
Chairman	President and CEO

TITAN MEDICAL INC.

Statement of Shareholders’ Equity and Deficit

For the Years Ended December 31, 2018 and 2017

(In U.S. Dollars)

	Note	Share Capital Number	Share Capital Amount	Contributed Surplus	Warrants	Deficit	Total Equity
Balance - December 31, 2016	5(a)	5,550,382	$112,742,810	$3,707,432	$855,800	$(116,711,438)	$594,604
Issued pursuant to agency agreement		4,232,428	20,799,951				20,799,951
Issued private placement		1,009,263	4,564,737				4,564,737
Issued other		7,500	67,954				67,954
Share issue expense			(2,132,238)				(2,132,238)
Warrants exercised during the year		1,755,141	17,392,158				17,392,158
Warrants expired during the year			113,883		(113,883)		—
Broker warrants exercised during the year		132,009	467,264				467,264
Stock based compensation				1,439,352			1,439,352
Net and Comprehensive loss for the year						(33,586,984)	(33,586,984)

Balance - December 31, 2017		12,686,723	$154,016,519	$5,146,784	$741,917	$(150,298,422)	$9,606,798

Issued pursuant to agency agreement		8,975,126	16,915,394				16,915,394
Issued Other		7,500	66,234				66,234
Share issue expense			(1,297,668)				(1,297,668)
Warrants exercised during the year		6,500	59,998				59,998
Warrants expired during the year			741,917		(741,917)		—
Stock based compensation				1,505,625			1,505,625
Net and Comprehensive loss for the year						(22,639,272)	(22,639,272)

Balance - December 31, 2018		21,675,849	$170,502,394	$6,652,409	$—	$(172,937,694)	$4,217,109

See notes to financial statements

TITAN MEDICAL INC.

Statement of Net and Comprehensive Loss

For the Years Ended December 31, 2018 and 2017

(In U.S. Dollars)

	Note	Year Ended December 31, 2018	Year Ended December 31, 2017
Revenue:		$—	$—

Expenses:
Amortization		29,041	17,360
Consulting fees		785,128	598,804
Stock based compensation	5(b)	1,505,625	1,439,352
Insurance		252,514	25,897
Management salaries and fees		2,683,187	2,449,323
Marketing and investor relations		231,032	277,737
Office and general		412,039	284,532
Professional fees		485,639	452,751
Rent		97,782	97,817
Research and Development		32,858,339	12,900,855
Travel		350,016	339,628
Foreign exchange (gain)/loss		(979,894)	542,664

		38,710,448	19,426,720

Finance Income (cost):
Interest		288,300	17,442
Gain (Loss) on change in fair value of warrants	2(h), 5(a), 6	17,095,220	(13,133,671)
Warrant liability issue cost		(1,312,344)	(1,044,035)

		16,071,176	(14,160,264)

Net and Comprehensive Loss For The Year		$22,639,272	$33,586,984

Basic and Diluted Loss Per Share		$(1.36)	$(4.25)

Weighted Average Number of Common Shares,
Basic and Diluted		16,635,092	7,899,443

See notes to financial statements

TITAN MEDICAL INC.

Statements of Cash Flows

For the Years Ended December 31, 2018 and 2017

(In U.S. Dollars)

	Year Ended December 31, 2018	Year Ended December 31, 2017
Cash provided by (used in):
Operating activities:
Net loss for the year	$(22,639,272)	$(33,586,984)
Items not involving cash:
Amortization	29,041	17,360
Stock based compensation	1,505,625	1,439,352
Other share compensation	66,234	120,171
Warrant liability-fair value adjustment	(17,095,220)	12,423,889
Warrant liability-foreign exchange adjustment	(984,462)	305,475
Loss on extinquishment of other liabilities	—	709,782
Changes in non-cash working capital items:
Amounts receivable, prepaid expenses and deposits	(6,508,259)	(504,056)
Accounts payable and accrued liabilities	4,229,536	(13,849)

Cash used in operating activities	(41,396,777)	(19,088,860)

Financing activities:
Net proceeds from issuance of common shares and warrants	27,158,114	41,084,278

Cash provided by financing activities	27,158,114	41,084,278

Investing Activities:
Increase in furniture and equipment	—	(3,427)
Cost of Patents	(420,587)	(201,409)

Cash used in investing activities	(420,587)	(204,836)

Increase (decrease) in cash and cash equivalents	(14,659,250)	21,790,582
Cash and cash equivalents, beginning of year	26,130,493	4,339,911

Cash and cash equivalents, end of year	$11,471,243	$26,130,493

Cash and cash equivalents comprise:
Cash	$100,130	$354,295
Cash Equivalents	11,371,113	25,776,198

	$11,471,243	$26,130,493

See notes to financial statements

TITAN MEDICAL INC.

Notes to the Financial Statements

December 31, 2018 and 2017

(In U.S. Dollars)

1.	DESCRIPTION OF BUSINESS

Nature of Operations:

Titan Medical Inc’s (the “Company”) business continues to be in the research and development stage and is focused on the continued research and development of the next generation surgical robotic platform. In the near term, the Company will continue efforts to complete product development and proceed to pre-clinical and confirmatory human studies and satisfaction of appropriate regulatory requirements. Upon receipt of regulatory approvals, the Company will transition from the research and development stage to the commercialization stage. The completion of these latter stages will be subject to the Company receiving additional funding in the future.

The Company is incorporated in Ontario, Canada in accordance with the Business Corporations Act. The address of the Company’s corporate office and its principal place of business is Toronto, Canada.

Basis of Preparation:

(a)	Statement of Compliance

These financial statements for the year ended December 31, 2018 and December 31, 2017 have been prepared in accordance with International Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial statements were authorized for issue by the Board of Directors on February 13, 2019.

(b)	Basis of Measurement

These financial statements have been prepared on the historical cost basis except for the revaluation of the warrant liability, which is measured at fair value.

(c)	Functional and Presentation Currency

These financial statements are presented in United States dollars (“U.S.”), which is the Company’s functional and presentation currency.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Use of Estimates and Judgements

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of provisions at the date of the financial statements and the reported amount of expenses during the year. Financial statement items subject to significant judgement include, the measurement of stock-based compensation and the fair value estimate of the initial measurement of new warrant liabilities and the remeasurement of unlisted warrant liabilities. While management believes that the estimates and assumptions are reasonable, actual results may differ.

These financial statements have been prepared in accordance with accounting principles applicable to going concern, which contemplates that the Company will be able to realize its assets and settle its liabilities in the normal course as they come due during the normal course of operations for the foreseeable future. The Company has shareholders’ deficiency of $172,937,694 and current losses of $22,639,272. The Company currently does not generate any revenue (other than interest income on its cash balances) and accordingly it is primarily dependent upon equity financing for any additional funding required for development and operating expenses. The Company expects that approximately US $45 million in incremental funding is needed, for the next 12 months to maintain its currently anticipated pace of development. If additional funding is not available, the pace of the Company’s product development plan may be reduced. These conditions indicate the existence of a material uncertainty that may cast significant doubt on the ability of the Company to continue as a going concern if additional funding is not secured. However, based on internal forecasts, Management believes that the Company has sufficient funds to meet its obligations under a reduced development plan, if necessary, for the ensuing twelve months.

TITAN MEDICAL INC.

Notes to the Financial Statements

December 31, 2018 and 2017

(In U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value

The Black-Scholes model used by the Company to determine fair values of stock options and warrants was developed for use in estimating the fair value of the stock options and warrants.

(b)	Cash and Cash Equivalents

Cash and cash equivalents include cash balances and amounts on deposit in interest saving account and short-term promissory notes expiring January 30, 2019 with interest rates ranging from 2.18% to 2.32%.

(c)	Furniture and Equipment

Furniture and equipment are recorded at cost less accumulated amortization and accumulated impairment losses, if any. The Company records amortization using the straight-line method over the estimated useful lives of the capital assets as follow:

a) Computer Equipment	3 years

b) Furniture and Fixtures	3 – 5 years

c) Leasehold Improvements	Term of the lease

(d)	Impairment of Long-Lived Assets

The Company reviews computer equipment, furniture and equipment, leasehold improvements and patent rights for objective evidence of impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Recoverability is measured by comparison of the asset’s carrying amount to the asset’s recoverable amount, which is the greater of fair value less cost to sell and value in use. Value in use is measured as the expected future discounted cash flows expected to be derived from the asset. If the carrying value exceeds the recoverable amount, the asset is written down to the recoverable amount.

(e)	Patent Rights

Patent rights are recorded at cost less accumulated amortization and accumulated impairment loss. Straight line amortization is provided over the estimated useful lives of the assets, as prescribed by the granting body, which range up to twenty years.

(f)	Deferred Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, unused tax losses and income tax reductions, and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Management has determined not to recognize its net deferred tax assets, as it is not considered probable that future tax benefits will be realized.

TITAN MEDICAL INC.

Notes to the Financial Statements

December 31, 2018 and 2017

(In U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Foreign Currency

Transactions in currencies other than U.S. dollars are translated at exchange rates in effect at the date of the transactions. Foreign exchange differences arising on settlement are recognized separately in net and comprehensive loss. Monetary year end balances are converted to U.S. dollars at the rate in effect at that time. Non-monetary items in a currency other than U.S. dollars that are measured in terms of historical cost are translated using the exchange rate at the date of transaction or date of adoption of U.S functional currency, whichever is later. Foreign exchange gains and losses are included in net and comprehensive loss.

(h)	Warrant Liability

In accordance with IAS 32, because the exercise prices of warrants issued are not a fixed amount as they are denominated in a currency (Canadian dollars) other than the Company’s functional currency (U.S. dollar), as well as the warrants issued August 10, 2018 with the cashless exercise options, the warrants are accounted for as a derivative financial liability. Each Warrant Liability is initially measured at fair value and subsequent changes in fair value are recorded through Net and Comprehensive Loss for the year. The fair value of these warrants was determined initially using a comparable warrant quoted in an active market, adjusted for differences in the terms of the warrant. At December 31, 2018, the Warrant Liability of listed warrants was adjusted to fair value measured at the market price of the listed warrants and the unlisted warrants were adjusted to fair value using the Black-Scholes formula.

(i)	Fair Value Measurement

The accounting guidance for fair value measurements prioritizes the inputs used in measuring fair value into the following hierarchy:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included within Level 1 that are directly or indirectly observable:

Level 3 – Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

The fair value of the listed and unlisted Warrant liability is initially based on level 2 significant observable inputs and at December 31, 2018 and December 31, 2017 is based on level 1, quoted prices (unadjusted) for listed warrants and level 2 for unlisted warrants.

(j)	Stock Based Compensation

IFRS 2 requires options granted to employees and others providing similar services to be measured at the fair value of goods or services received, unless that fair value cannot be estimated reliably. If the entity cannot estimate reliably the fair value of the goods or services received, the entity shall measure the value and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted, which the Company does using the Black-Scholes option- pricing model. The fair value of the options granted is determined as at the grant date.

Stock options granted to non-employees are valued at the fair value of the goods or service received, measured at the date on which the goods are received, or the services rendered. If the entity cannot estimate reliably the fair value of the goods or services received, the entity shall measure the value and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted, which the Company does using the Black-Scholes option- pricing model. The fair value of the options granted is determined as at the grant date.

TITAN MEDICAL INC.

Notes to the Financial Statements

December 31, 2018 and 2017

(In U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)	Research and Development Costs

Research and development activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding are expensed as incurred. The costs of developing new products are capitalized as deferred development costs, if they meet the development capitalization criteria under IFRS. These criteria include the ability to measure development costs reliably, the product is technically, and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. To date, all the research and development costs have been expensed as the criteria for capitalization have not yet been met.

(l)	Earnings (loss) per Share

Basic earnings (loss) per share are calculated using the weighted-average number of common shares outstanding during the year. Diluted earnings (loss) per share considers the dilutive impact of the exercise of 925,782 outstanding stock options (December 31, 2017 – 591,609) and 13,901,859 warrants, (December 31, 2017– 5,108,588) as if the events had occurred at the beginning of the period or at a time of issuance, if later. Diluted loss per share has not been presented in the accompanying financial statements, as the effect would be anti-dilutive.

(m)	Investment tax credits

As a result of incurring scientific research and development expenditures, management has estimated that there will be non-refundable federal and refundable and non-refundable provincial investment tax credits receivable following the completion of an audit process by tax authorities. Investment tax credits are recorded when received or when there is reasonable assurance that the credits will be realized. Upon recognition, amounts will be recorded as a reduction of research and development expenditures.

(n)	Financial Instruments

Financial assets include cash and cash equivalents, and amounts receivable which are measured at amortized cost. Amounts receivable include HST recoverable and other receivables. Financial liabilities include accounts payable and accrued liabilities which are measured at amortized cost.

(o)	Short term Employee Benefits

Short-term employee benefit obligations including Company paid medical, dental and life insurance plans, are measured on an undiscounted basis and are expensed as the related service is provided.

(p)	Provisions

A provision is recognized, if as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Presently the Company is not aware of the need for any material provisions nor has it recorded any except as otherwise disclosed in the financial statements.

(q)	Lease payments

Payments made under operating leases are recognized as an expense on a straight-line basis over the term of the lease. Lease incentives received, if any, are recognized as an integral part of the total lease expense over the term of the lease.

TITAN MEDICAL INC.

Notes to the Financial Statements

December 31, 2018 and 2017

(In U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(r)	Standards, Amendments and Interpretations Not yet Effective

Following is a listing of amendments, revisions and new IFRS standards, which have been issued but not effective until annual periods beginning after December 31, 2018.

IFRS 16 Leases, to supersede the requirements in IAS 17, IFRIC-15 and SIC-17. The new standard is effective for annual periods beginning on or after January 1, 2019.

Management believes the new standard, effective January 1, 2019 will not have a material impact on future results and Financial Position of the Company.

Adoption Of New Accounting Standard

IFRS 9 Financial Instruments

Effective January 1, 2018, the Company adopted IFRS 9 Financial Instruments (IFRS 9) which replaced IAS 39, Financial Instruments: Recognition and Measurement (IAS 39). IFRS 9 includes revised guidance on the classification and measurement of financial assets and liabilities; new guidance for measuring impairment on financial assets; and new hedge accounting guidance.

On adoption of IFRS 9, the Company has classified the financial assets and financial liabilities held at January 1, 2018, based on the new classification requirements and the characteristics of each financial instrument as at the transition date. The new classification did not require a restatement of prior periods.

The following table shows the original classification under IAS 39 and the new classification under IFRS 9 for each of the Company’s financial assets and financial liabilities at January 1, 2018, (there is no change to the carrying amounts of the financial instruments from this change).

Financial Instrument	IAS 39 Classification	IFRS 9
Financial Asset
Cash and cash equivalents	Loans and receivables	Amortized cost
Amounts receivable	Loans and receivables	Amortized cost

Financial Liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Amortized Cost

TITAN MEDICAL INC.

Notes to the Financial Statements

December 31, 2018 and 2017

(In U.S. Dollars)

3.	FURNITURE AND EQUIPMENT

	Computer Equipment	Furniture and Fixtures	Leasehold Improvements	Total
Cost
Balance at December 31, 2017	$83,880	$261,483	$172,601	$517,964
Additions	—	—	—	—

Balance at December 31, 2018	$83,880	$261,483	$172,601	$517,964

Amortization & Impairment Losses
Balance at December 31, 2017	$77,166	$261,483	$172,601	$511,250
Amortization for the year	6,714	—	—	6,714

Balance at December 31, 2018	$83,880	$261,483	$172,601	$517,964

Net Book Value
At December 31, 2017	$6,714	$—	$—	$6,714

At December 31, 2018	$—	$—	$—	$—

4.	PATENT RIGHTS

Cost
Balance at December 31, 2017	$978,126
Additions	420,587

Balance at December 31, 2018	$1,398,713

Amortization & Impairment Losses
Balance at December 31, 2017	$203,901
Amortization for the period	22,327

Balance at December 31, 2018	$226,228

Net Book Value
At December 31, 2017	$774,225

At December 31, 2018	$1,172,485

5.	SHARE CAPITAL

a)	Authorized:	unlimited number of common shares, no par

	Issued:	21,675,849 (December 31, 2017: 12,686,723)

Exercise prices of units, warrants and options are presented in Canadian currency as they are exercisable in Canadian dollars unless otherwise noted.

On June 19, 2018 a share consolidation of 1:30 was completed and the Company’s outstanding common shares were adjusted from 419,888,250 to 13,996,275. All references to the common shares, warrants and stock options, prior to June 20, 2018, have been updated in the notes to reflect the 1:30 reverse stock split.

TITAN MEDICAL INC.

Notes to the Financial Statements

December 31, 2018 and 2017

(In U.S. Dollars)

5.	SHARE CAPITAL (continued)

On August 10, 2018 Titan Completed an offering of securities made pursuant to an agency agreement dated August 7, 2018 between the Company and Bloom Burton Securities Inc. (the “Agent”). The Company sold 7,679,574 Units under the Offering at a price of US $2.50 per Unit for gross proceeds of approximately $19,198,935 ($17,464,711 net of closing cost including cash commission of $1,343,925). Each Unit consisted of one Common Share of the Company and one Common Share purchase warrant, each warrant entitles the holder thereof to acquire one Common Share of the Company at an exercise price of US $3.20 and expiring August 10, 2023. The warrants were valued at $6,297,251 based on the value determined by the Black-Scholes model and the balance of $12,901,684 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to the Agent which entitle the holder to purchase 537,570 Common Shares at a price of USD $2.50 per share prior to expiry on August 10, 2020.

On April 10, 2018 Titan completed an offering of securities made pursuant to an agency agreement dated April 3, 2018 between the Company and Bloom Burton Securities Inc. The Company sold 1,126,664 Units under the Offering at a price of CDN $9.00 per Unit for gross proceeds of approximately $8,035,941 ($7,211,320 net of closing costs including cash commission of $562,516). Each Unit consisted of one Common Share of the Company and one Common Share purchase warrant, each warrant entitles the holder thereof to acquire one Common Share of the Company at an exercise price of CDN $10.50 and expiring April 10, 2023. The warrants were valued at $4,553,700 based on the value determined by the Black-Scholes model and the balance of $3,482,241 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to the Agent which entitle the holder to purchase 78,867 Common Shares at a price of CDN $9.00 per share prior to expiry on April 10, 2020.

On May 10, 2018 Titan announced the completion of the over-allotment option granted to Bloom Burton Securities Inc. as agent for its offering at a price of CDN $9.00 per Unit completed on April 10, 2018 was exercised and the Company sold an additional 168,888 Units at the offering price for additional gross proceeds of $1,189,856 ($1,100,238 net of closing costs including cash commission of $76,988). Each Unit consisted of one Common Share of the Company and one Common Share purchase warrant, each warrant entitles the holder thereof to acquire one Common Share of the Company at an exercise price of CDN $10.50 and expiring April 10, 2023. The warrants were valued at $658,387 based on the value determined by the Black-Scholes model and the balance of $531,469 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to the Agent which entitle the holder to purchase 10,928 Common Shares at a price of CDN $9.00 per share prior to expiry on April 10, 2020.

During the year ended December 31, 2017, 1,755,141 warrants had been exercised for total proceeds of $9,438,577. The fair value of the exercised warrants had a value of $7,953,581 which was reclassed from warrant liability to common stock.

On December 5, 2017 Titan completed an offering of securities made pursuant to an agency agreement dated November 30, 2017 between the Company and Bloom Burton Securities Inc. The Company sold 1,533,333 Units under the Offering at a price of CDN $15.00 per Unit for gross proceeds of approximately $18,137,800 ($16,555,875 net of closing costs including cash commission of $1,246,185 paid in accordance with the terms of the agency agreement). Each Unit consisted of one Common Share of the Company and one Common Share purchase warrant, each warrant entitles the holder thereof to acquire one Common Share of the Company at an exercise price of CDN $18.00 and expiring December 5, 2022. The warrants were valued at $5,223,686 based on the value determined by the Black-Scholes model and the balance of $12,914,114 was allocated to common shares.

TITAN MEDICAL INC.

Notes to the Financial Statements

December 31, 2018 and 2017

(In U.S. Dollars)

5.	SHARE CAPITAL (continued)

Pursuant to the agency agreement in addition to the cash commission paid to the Agent, broker warrants were issued to the Agent which entitle the holder to purchase 105,350 Common Shares at a price of CDN $15.00 per share prior to expiry on December 5, 2019.

On October 31, 2017 Titan completed the final closing of a private placement led by a group of U.S. robotic surgeons. 446,197 common shares of Titan were issued at a subscription price of CDN $7.50 per Common Share for gross proceeds of $2,677,326.

On June 29, 2017 Titan completed an offering of securities made pursuant to an agency agreement dated June 26, 2017 between the Company and Bloom Burton Securities Inc. The Company sold 1,612,955 Units under the Offering at a price of CDN $4.50 per Unit for gross proceeds of approximately $5,576,357 ($4,838,002 net of closing costs including cash commission of $382,689 paid in accordance with the terms of the agency agreement). Each Unit consisted of one Common Share of the Company and one Common Share purchase warrant, each warrant entitles the holder thereof to acquire one Common Share of the Company at an exercise price of CDN $6.00 and expiring June 29, 2022. The warrants were valued at $2,788,274 based on the value determined by the Black-Scholes model and the balance of $2,788,083 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to the Agent which entitle the holder to purchase 109,533 Common Shares at a price of CDN $4.50 per share prior to expiry on June 29, 2019.

On July 21, 2017 Titan completed a second closing of an offering of securities made pursuant to an agency agreement dated June 26, 2017 between the Company and Bloom Burton Securities Inc. The Company sold an additional 370,567 Units under the Offering at a price of CDN $4.50 per Unit for gross proceeds of approximately $1,328,871 ($1,200,788 net of closing costs including cash commission of $93,021 paid in accordance with the terms of the agency agreement). Each Unit consisted of one Common Share of the Company and one Common Share purchase warrant, each warrant entitles the holder thereof to acquire one Common Share of the Company at an exercise price of CDN $6.00 and expiring June 29, 2022. The warrants were valued at $575,844 based on the value determined by the Black-Scholes model and the balance of $753,027 was allocated to common shares.

Pursuant to the agency agreement in addition to the cash commission paid to the Agent, broker warrants were issued to the Agent which entitle the holder to purchase 25,940 Common Share at a price of CDN $4.50 per share prior to expiry on June 29, 2019.

On March 16, 2017 Titan completed an offering of securities made pursuant to an agency agreement dated March 10, 2017 between the Company and Bloom Burton Securities Inc. The Company sold 715,573 Units under the Offering at a price of CDN $10.50 per Unit for gross proceeds of approximately $5,642,537 ($5,039,817 net of closing costs including cash commission of $394,316 paid in accordance with the terms of the agency agreement). Each Unit consisted of one Common Share of the Company and (i)one-half of one Common Share purchase warrant, each whole warrant entitling the holder thereof to acquire one Common Share of the Company at an exercise price of CDN $12.00 and expiring March 16, 2019, and (ii)one-half of one Common Share purchase warrant, each whole warrant entitling the holder thereof to acquire on Common Share of the Company at an exercise price of CDN $15.00 and expiring March 16, 2021. The warrants were valued at $1,297,810 based on the value determined by the Black-Scholes model and the balance of $4,344,727 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to the Agent which entitle the holder to purchase 50,005 Common Shares at a price of CDN $10.50 per share prior to expiry on March 16, 2019.

TITAN MEDICAL INC.

Notes to the Financial Statements

December 31, 2018 and 2017

(In U.S. Dollars)

5.	SHARE CAPITAL (continued)

On November 23, 2015 Titan closed a private placement of 143,009 Common Shares to Longtai Medical Inc. at a subscription price of CDN $36.90 per common share for gross proceeds of $4,000,000. Under the Agreement, Titan granted to Longtai exclusive rights to negotiate an exclusive marketing, sales and distribution agreement for Titan’s SPORT Surgical System in the Asia Pacific region. Longtai paid to Titan $2,000,000 as a deposit toward the Distributorship Agreement.

As the parties were not able to reach consensus as to the Distribution Agreement by the agreed upon date, the deposit became due for repayment to Longtai. On August 24, 2017 Titan completed a subscription agreement with Longtai for the equity conversion of Longtai’s $2.0 million deposit. Under the terms of the subscription agreement dated July 31, 2017, Titan issued to Longtai 563,067 Units at an assigned issue price of CDN $4.50 per Unit. Each Unit consists of one Common Share and one Common Share purchase warrant, with each warrant exercisable for one Common Share at an exercise price of CDN $6.00 per warrant and will expire August 24, 2022. The warrants were valued at $822,372 based on the value determined by the Black-Scholes model.

The common shares were valued at $1,887,411 based on the market value on August 24, 2017 of CDN $4.20. The warrant and the common share were valued at fair value in accordance with International Financial Reporting Interpretations Committee Interpretation #19-Extinguishing Financial Liabilities (“IFRIC 19”). A loss of $709,782 was incurred on extinguishment which is included in the Gain (Loss) on change in value of warrant liability in the statement of net and comprehensive loss.

b)	Warrants, Stock Options and Compensation Options

Titan has reserved and set aside up to 10% of the issued and outstanding shares of Titan for granting of options to employees, officers, consultants and advisors. At December 31, 2018, 1,241,803 common shares (December 31, 2017: 677,063) were available for issue in accordance with the Company’s stock option plan. The terms of these options are determined by the Board of Directors. A summary of the status of the Company’s outstanding stock options as of December 31, 2018 and December 31, 2017 and changes during the periods ended on those dates is presented in the following table:

	Year Ended December 31, 2018		Year Ended December 31, 2017
	Number of Stock Options	Weighted-average Exercise Price (CDN)	Number of Stock Options	Weighted-average Exercise Price (CDN)
Balance Beginning	591,609	$21.30	240,075	$33.00
Granted	372,866	$11.97	394,830	$15.60
Expired/Forfeited	(38,693)	$24.90	(43,296)	$34.80

Balance Ending	925,782	$17.32	591,609	$21.30

TITAN MEDICAL INC.

Notes to the Financial Statements

December 31, 2018 and 2017

(In U.S. Dollars)

5.	SHARE CAPITAL (continued)

The weighted-average remaining contractual life and weighted-average exercise price of options outstanding and of options exercisable as at December 31, 2018 are as follows:

Options Outstanding
Exercise Price (CDN)	Number Outstanding	Weighted-average remaining contractual life (years)	Options Exercisable
$2.09	50,349	3.00	50,349
$3.28	31,498	6.67	31,498
$4.50	18,935	4.54	18,935
$4.80	3,040	1.71	3,040
$7.49	5,590	6.52	5,590
$9.00	11,481	6.52	11,481
$9.60	1,105	1.77	1,105
$11.70	6,667	1.93	6,667
$12.00	1,948	1.93	1,948
$12.90	50,000	5.30	12,500
$14.40	18,950	5.86	4,737
$15.00	16,667	5.11	4,167
$15.00	273,948	6.06	—
$17.10	277,519	5.05	69,380
$30.00	105,719	2.65	81,462
$30.60	6,120	1.98	6,120
$32.40	18,810	2.08	18,810
$41.70	658	0.96	658
$45.30	560	1.61	560
$51.60	15,371	1.44	15,371
$58.20	10,847	0.39	10,847

	925,782	4.82	355,225

The weighted average exercise price of options outstanding is CDN $17.32 and CDN $18.84 for options that are exercisable. Since the December 18, 2018 options issued to consultants have an exercise price of USD $1.55, they have been converted at the December 18, 2018 close rate of 1.3461 or CDN $2.09.

TITAN MEDICAL INC.

Notes to the Financial Statements

December 31, 2018 and 2017

(In U.S. Dollars)

5.	SHARE CAPITAL (continued)

Options are granted to Directors, Officers, Employees and Consultants at various times. Options are to be settled by physical delivery of shares.

Grant date/Person entitled	Number of Options	Vesting Conditions	Contractual life of Options
January 17, 2017, option grants to Employees	277,519	Vest as to 1⁄4 of the total number of Options granted, every year from Option Date	7 years

February 7, 2017 option grants to Employees	16,667	Vest as to 1/4 of the total number of Options granted, every year from Option Date	7 years

April 17, 2017, option grants to Employees	50,000	Vest as to 1/4 of the total number of Options granted, every year from Option Date	7 years

September 7, 2017, options granted to Consultants	6,667	Half vest in 3 months and the remaining half in 6 months	3 years

September 7, 2017, options granted to Directors	12,269	immediately	7 years

September 15,2017, options granted to Consultants	3,040	immediately	3 years

October 6, 2017, options granted to Consultants	1,105	immediately	3 years

November 8, 2017 option grants to Employees	18,950	Vest as to 1/4 of the total number of Options granted, every year from Option Date	7 years

December 4, 2017, options granted to Consultants	1,948	immediately	3 years

December 4, 2017, options granted to Consultants	6,667	Half vest immediately and the remaining half in 12 months	3 years

January 19, 2018 option grants to Employees	273,948	Options will vest the earlier of commercialization or 3 years from grant date	7 years

July 6, 2018, options granted to Directors	17,071	immediately	7 years

August 29, 2018, options granted to Directors	31,498	immediately	7 years

December 18, 2018, options granted to Consultants	50,349	immediately	3 years

Inputs for Measurement of Grant Date Fair Values

The grant date fair value of all share-based payment plans was measured based on the Black-Scholes formula. Expected volatility was estimated by considering historic average share price volatility. The inputs used in the measurement of fair values at grant date of the share-based option plan are as follows:

	2018	2017
Fair Value at grant date (CDN)	$5.99	$8.70
Share price at grant date (CDN)	$10.79	$14.75
Exercise price (CDN)	$11.97	$15.52
Expected Volatility	90.12%	83.20%
Option Life	3 years	3-4 years
Expected dividends	nil	nil
Risk-free interest rate	1.90%	1.06%
(based on government bonds)

TITAN MEDICAL INC.

Notes to the Financial Statements

December 31, 2018 and 2017

(In U.S. Dollars)

5.	SHARE CAPITAL (continued)

The following is a summary of outstanding warrants included in Shareholder’s Equity as at December 31, 2018 and December 31, 2017 and changes during the periods then ended.

	December 31, 2018		December 31, 2017
	Number of Warrants	Amount	Number of Warrants	Amount
Opening Balance	175,357	$741,917	188,381	$855,800
Expired during the year
Exercise Price CDN $1.25
Expiry March 18, 2018	(175,357)	(741,917)	—	—
Expired during the year
Exercise Price CDN $1.77
Expiry March 14, 2017	—	—	(13,024)	(113,883)

Ending Balance	—	$—	175,357	$741,917

6.	WARRANT LIABILTY

	December 31, 2018		December 31, 2017
	Number of Warrants	Amount	Number of Warrants	Amount
Opening Balance	4,933,231	$17,849,460	2,581,703	$2,365,691
Issue of warrants expiring, March 16, 2019	—	—	357,787	572,326
Issue of warrants expiring, March 16, 2021	—	—	357,787	725,484
Issue of warrants expiring, June 29, 2022	—	—	1,983,521	3,364,118
Issue of warrants expiring, August 24, 2022	—	—	563,067	822,372
Issue of warrants expiring, December 5, 2022	—	—	1,533,333	5,223,686
Issue of warrants expiring, April 10, 2023	1,295,554	5,212,087	—	—
Issue of warrants expiring, August 10, 2023	7,679,574	6,297,251
Warrants exercised during the year	(6,500)	(28,949)	(1,755,141)	(7,953,581)
Warrants expired during the year	—		(688,826)	—
Foreign exhange adjustment during the year		(984,462)	—	305,475
Fair value adjustment during the year		(17,095,220)		12,423,889

Ending Balance	13,901,859	$11,250,167	4,933,231	$17,849,460

In addition to the warrants listed above, at December 31, 2018, the Company has issued, outstanding and exercisable, 786,183 broker unit warrants expiring between March 16, 2019 and August 10, 2020 (2017 – 272,650 broker unit warrants expiring between February 23, 2018 and December 5, 2019).

TITAN MEDICAL INC.

Notes to the Financial Statements

December 31, 2018 and 2017

(In U.S. Dollars)

7.	INCOME TAXES

a)	Current Income Taxes

A reconciliation of combined federal and provincial corporate income taxes at the Company’s effective tax rate of 26.5% (2017 – 26.5%).

	December 31, 2018	December 31, 2017
Net Loss before income taxes	$(22,639,272)	$(33,586,984)
Income taxes at statutory rates	$(5,999,407)	$(8,900,551)
Tax effect of expenses not deductible for income tax purposes:
Tax/FX rate changes and other adjustments	—	(27,053)
Permanent differences	(4,374,564)	3,975,072
Unrecognized share issue costs	(354,072)	(554,252)

Total tax recovery	(10,728,043)	(5,506,784)
Tax recovery not recognized	10,728,043	5,506,784

	$—	$—

b)	Deferred Income Taxes

Deferred income tax assets and liabilities result primarily form differences in recognition of certain timing differences that give rise to the Company’s future tax assets (liabilities) and are as follows:

	December 31, 2018	December 31, 2017
Non-Capital Losses	$47,679,897	$37,012,271
Qualifying Research and Development expenditures	1,493,309	1,493,309
Share issue costs and other	1,622,533	1,562,116

Total tax assets	50,795,739	40,067,696
Tax assets not recognized	(50,795,739)	(40,067,696)

Net deferred tax assets	$—	$—

In assessing the realizability of deferred tax assets, management considers whether it is probable that some or all the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Management, based on IFRS criteria, has determined, at this time, not to recognize its deferred tax assets.

TITAN MEDICAL INC.

Notes to the Financial Statements

December 31, 2018 and 2017

(In U.S. Dollars)

7.	INCOME TAXES (continued)

c)	Losses carried forward

The Company has non-capital losses of approximately $179,924,139 available to reduce future income taxes. The non-capital losses expire approximately as follows:

2027	$786,557
2028	169,954
2029	186,708
2030	2,003,594
2031	12,735,836
2032	7,260,729
2033	8,856,497
2034	15,819,741
2035	43,934,918
2036	28,310,254
2037	19,604,159
2038	40,255,192

$179,924,139

The Company has accumulated Qualifying Research and Development expenses of $5,635,128 from prior years research and development. These expenditures may be carried forward indefinitely and used to reduce taxable income in future years.

As a result of a Canada Revenue Agency (CRA) audit completed in 2017 and 2016, regarding Titan’s 2012 and 2011 SR&ED claim the 2012 loss of $6,517,436 has been adjusted to $7,260,729 and the 2011 loss of $9,423,694 has been adjusted to $12,735,836. The qualifying SR&ED expenditures has also been adjusted from $9,439,430 to $5,635,128. CRA concluded that the claimed work did not satisfy the SR&ED criteria. Titan is appealing this decision by CRA.

d)	Investment Tax Credits

At December 31, 2018 the Company has $1,167,560 (2017 – $1,167,560) of unclaimed investment tax credits available to reduce federal income taxes payable in future years. If not utilized, these investment tax credits will start expiring in 2028. The amounts have been adjusted to reflect changes due to the CRA audit.

At December 31, 2018 the Company has $237,997 (2017 – $237,997) of unclaimed Ontario Research and Development Tax Credit available to reduce Ontario income taxes payable in future years. If not utilized, this credit will start expiring in 2029. The amounts have been adjusted to reflect changes due to the CRA audit.

8.	COMMITMENTS

Effective November 30, 2018 the Company’s Ancaster, Canada lease and sublease which was to expire January 31, 2019 were terminated. This space was leased at CDN $4,673 per month and sublet for CDN $4,099 per month.

The corporate office is located at 170 University Avenue, Toronto, Canada. Effective October 30, 2017 the Company extended its lease term for a period of 22 months, commencing February 1, 2018 at a monthly rent of CDN $9,969. On November 12, 2018 the lease was amended to reduce the square footage leased from 2,750 to 1,495, reducing the monthly rent to CDN $5,419.

TITAN MEDICAL INC.

Notes to the Financial Statements

December 31, 2018 and 2017

(In U.S. Dollars)

8.	COMMITMENTS (continued)

As part of its program of research and development around the SPORT Surgical System, the Company has outsourced certain aspects of the design and development to a U.S. based technology and development company. At December 31, 2018 $12,756,962 in purchase orders remain outstanding ( 2017 – $4,742,928). The Company also has on deposit with this same U.S. supplier $8,541,630 to be applied against future invoices (2017 – $2,172,943).

9.	RELATED PARTY TRANSACATIONS

During the year ended December 31, 2018, transactions between the Company directors, officers and other related parties were related to compensation matters in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Compensation to the Executive Officers amounted to $1,552,367 for the year ended December 31, 2018 compared to $1,587,667 for the year ended December 31, 2017.

Officers and Directors of the Company control approximately 0.30% of the Company

	December 31, 2018		December 31, 2017
	Number of Shares	%	Number of Shares	%
John Barker	31,714	0.15	23,715	0.19
Martin Bernholtz	—	—	102,383	0.81
David McNally	4,167	0.02	1,667	0.01
Stephen Randall	21,643	0.10	11,910	0.09
John Schellhorn	294	—	294	—
Bruce Wolff	7,610	0.03	2,010	0.02

Total	65,428	0.30	141,979	1.12

Common Shares Outstanding	21,675,849	100%	12,686,723	100%

TITAN MEDICAL INC.

Notes to the Financial Statements

December 31, 2018 and 2017

(In U.S. Dollars)

10.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities. The fair value of these financial instruments approximates their carrying values, unless otherwise noted, due to the short maturities of these instruments or the discount rate applied. Warrant liabilities are valued at fair value as described in note 2 (h).

The Company’s risk exposures and their impact on the Company’s financial instruments are summarized below:

a)	Credit risk

The Company’s credit risk is primarily attributable to cash and cash equivalents and amounts receivable. The Company has no significant concentration of credit risk arising from operations. Cash and cash equivalents are held with reputable financial institutions, from which management believes the risk of loss to be remote. Financial instruments included in amounts receivable consists of HST tax due from the Federal Government of Canada and interest receivable from interest saving account and short-term promissory notes. Management believes that the credit risk concentration with respect to financial instruments included in amounts receivable is remote.

b)	Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due and when appropriate will scale back its operations. As at December 31, 2018, the Company had cash and cash equivalents of $11,471,243 (December 31, 2017 -$26,130,493) to settle current liabilities of $6,447,888 (December 31, 2017 – $2,218,352) excluding warrant liabilities of $11,250,167 (December 31, 2017 – $17,489,460).

The Company currently does not generate any revenue or income (other than interest income on its cash balances) and accordingly, it is (and it will be for the foreseeable future) dependent primarily upon equity financing for any additional funding required for development and operating expenses.

The ability of the Company to arrange such financing in the future will depend in part upon prevailing capital market conditions and the business success of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing on terms satisfactory to the Company. If additional financing is raised by the issuance of shares or convertible securities from treasury, control of the Company may change, and shareholders may suffer additional dilution. If adequate funds are not available, or are not available on acceptable terms, the Company may not be able to take advantage of opportunities, or otherwise to continue its technology development program at its current pace.

The Company expects that approximately US $45 million, in incremental funding will be required for fiscal 2019 to maintain its currently anticipated pace of product development. If additional funding is not available, the pace of the Company’s development plan may be reduced.

c)	Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.

(i)	Interest rate risk

The Company has cash balances and no interest-bearing debt. The Company’s current policy is to invest excess cash in interest savings accounts and short-term promissory notes. The Company periodically monitors the investments it makes and is satisfied with the credit risk of its bank.

TITAN MEDICAL INC.

Notes to the Financial Statements

December 31, 2018 and 2017

(In U.S. Dollars)

10.	FINANCIAL INSTRUMENTS (continued)

(ii)	Foreign currency risk

The company’s functional currency is the U.S. dollar. Expenditures transacted in foreign currency are converted to U.S. dollars at the rate in effect when the transaction is initially booked. The gain or loss on exchange, when the transaction is settled, is booked to the Statement of Net and Comprehensive Loss. Management acknowledges that there is a foreign exchange risk derived from currency conversion and believes this risk to be low as the Company now maintains a minimum balance of Canadian dollars.

d)	Sensitivity analysis

Cash equivalents include cash balances and amounts on deposit in interest savings account and short-term promissory notes. Sensitivity to a plus or minus 1% change in interest rates could affect annual net loss by $113,711 (December 31,2017—$257,762) based on the current level of cash invested in cash equivalents.

A strengthening of the U.S. dollar at December 31, 2018, as indicated below, against Canadian current assets and accounts payable and accrued liabilities including warrant liability of CDN $277,228 and $5,520,457 respectively (December 31, 2017—$509,371 and $22,813,047) would result in increased equity and an increased profit for the period of $192,059 (December 31, 2017, increased equity and an increase profit of $888,913) as shown on the chart below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular, interest rates, remain constant. The analysis is performed on the same basis for December 31, 2017.

December 31, 2018	Profit of (Loss)
5% strengthening
CDN Current assets	$(10,155)
CDN Accounts payable and accrued liabilities	$202,214

$192,059

December 31, 2017
5% strengthening
CDN Current assets	$(20,301)
CDN Accounts payable and accrued liabilities	$909,214

$888,913

A weakening of the U.S. dollar against the Canadian dollar at December 31, 2018 and December 31, 2017 would have had the equal but opposite effect on the above currencies to the amount shown above, on the basis that all other variables remain constant.

11.	SEGMENTED REPORTING

The Company operates in a single reportable operating segment – the research and development of SPORT, the next generation of surgical robotic platform.

TITAN MEDICAL INC.

Notes to the Financial Statements

December 31, 2018 and 2017

(In U.S. Dollars)

12.	CAPITAL MANAGEMENT

The Company’s capital is composed of shareholders’ equity. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, to support the development of its SPORT Surgical Platform (SPORT). The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the SPORT. The Company has further progress to make in the development of the SPORT and anticipates that the cost of completion will exceed its current resources. Accordingly, the Company will be dependent on external financing to fund a portion of its future activities. To carry out the completion of the SPORT and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the year ended December 31, 2018. The Company is not subject to externally imposed capital requirements.

13.	EVENTS AFTER THE REPORTING DATE

This note has been updated to report on events from January 1, 2019 to March 30, 2020.

COVID-19

Since December 31, 2019, the outbreak of the novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to business globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods.

March 2020 Offering

On March 25, 2020, the Company entered into definitive agreements with institutional investors that provide for the purchase and sale of 7,000,000 common shares of the Company (the “Common Shares”) at a per share purchase price of US $0.17 per Common Share and 3,500,000 Common Share purchase warrants (each, a “Warrant”), resulting in total gross proceeds of approximately $1.2 million (approximately $0.885 million net of closing costs including cash commission described below). Each whole Warrant is exercisable to purchase one Common Share (a “Warrant Share”) at an exercise price of US $0.19 per Common Share for a period of five years following the date of closing of the offering. The warrants were valued at $618,100 based on the value determined by the Black-Scholes model and the balance of $571,900 was allocated to common shares.

H.C. Wainwright & Co.(“Wainwright”) acted as the exclusive placement agent for the offering. Pursuant to the placement agency agreement, in addition to the cash commission paid to Wainwright of $83,300, broker warrants were issued to Wainwright which entitle the holder to purchase 490,000 Common Shares at a price of US $0.2125 per share prior to expiry on March 25, 2025.

Titan intends to use the net proceeds from the offering for general corporate purposes including: resuming the development of its single-port robotic surgical system, instruments and accessories; funding working capital (including the reduction of outstanding payables); and capital expenditures.

TITAN MEDICAL INC.

Notes to the Financial Statements

December 31, 2018 and 2017

(In U.S. Dollars)

Stock Options

On January 28, 2020, the Company issued 25,765 stock options with an exercise price of CDN $0.657 to a director in exchange for services rendered. The options vest immediately and have a contractual life of 7 years.

Equity Transaction

On January 3, 2020, the Company announced that Cambridge Design Partnership Ltd. (“Cambridge”), has subscribed for common shares of the Company. The Company issued 501,148 Common Shares at a unit price of $0.50 for satisfaction of the trade payable with Cambridge of $250,574 which has been included in capital.

Aspire Transaction

On December 23, 2019, the Company entered into a common share purchase agreement (the “Aspire Agreement”) with Aspire Capital Fund, LLC (“Aspire Capital”) whereby Aspire Capital committed to purchase up to $35 million of common shares of Titan (“Common Shares”) at Titan’s request from time to time, until June 23, 2022 (the “Aspire Transaction”). On commencement of the Aspire Agreement, Titan issued to Aspire Capital 973,000 Common Shares, then issued and outstanding as consideration for entering into the Aspire Agreement. The value of the Common Shares issued of $423,440, was been included in capital, offset by a fee valued at the same amount plus $35,122 other costs incurred pursuant to the Aspire Transaction. In the first quarter of 2020, Titan sold Common Shares to Aspire pursuant to the Aspire Agreement as outlined in the following table:

Grant Date	Common shares issued	Value
January 3, 2020	500,000	$219,600
January 6, 2020	500,000	229,300
January 8, 2020	400,000	195,160
January 10, 2020	500,000	247,550
January 17, 2020	600,000	303,000
January 23, 2020	600,000	295,320
February 6, 2020	600,000	282,000
February 13, 2020	708,048	300,000

	4,408,048	$2,071,930

First Aspire Transaction

On August 29, 2019, the Company entered into a common share purchase agreement (the “First Aspire Agreement”) with Aspire Capital whereby Aspire Capital committed to purchase up to $35 million of common shares of Titan at Titan’s request from time to time, until February 28, 2022. On commencement of the Aspire Agreement, Titan immediately sold to Aspire 1,777,325 Common Shares, representing 5.3% of the Common Shares then issued and outstanding, at a price of US $1.6879 per Common Share for gross proceeds of $3.0 million and issued to Aspire Capital 639,837 Common Shares, representing 1.9% of the Common Shares then issued and outstanding as consideration for entering into the First Aspire Agreement. Northland Securities, Inc. acted as the Company’s agent and financial advisor in connection with the offering and pursuant to an agency agreement, was paid a cash fee of $160,000. The gross proceeds of $3.0 million, net of costs and fees of $417,113 has been included in capital. Subsequent to August 29, 2019 and subject to the First Aspire Agreement, the Company issued Common Shares to Aspire as outlined in the following table:

TITAN MEDICAL INC.

Notes to the Financial Statements

December 31, 2018 and 2017

(In U.S. Dollars)

Grant Date	Common shares issued	Value
August 30, 2019	2,417,162	$3,000,000
November 8, 2019	100,000	42,560
November 8, 2019	100,000	42,560
November 12, 2019	100,000	42,970
November 12, 2019	100,000	42,000
November 13, 2019	100,000	42,970
November 14, 2019	300,000	128,910
November 15, 2019	2,500,000	1,074,250
November 19, 2019	2,067,282	888,311

	7,784,444	$5,304,531

March 2019 Offering

On March 21, 2019, Titan completed an offering of securities made pursuant to an agency agreement dated March 18, 2019 between the Company and Bloom Burton Securities Inc. (the “Agent”). The Company sold 8,455,882 Units under the Offering at a price of US $3.40 per Unit for gross proceeds of approximately $28,750,000 ($25,426,744 net of closing cost including cash commission of $2,012,500). Each Unit consisted of one Common Share of the Company and one Common Share purchase warrant, each warrant entitles the holder thereof to acquire one Common Share of the Company at an exercise price of US $4.00 and expiring March 21, 2024. The warrants were valued at $15,897,059 based on the value determined by the Black-Scholes model and the balance of $12,852,941 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to the Agent which entitle the holder to purchase 591,911 Common Shares at a price of US $3.40 per share prior to expiry on March 21, 2021. The broker warrants were valued using the Black-Scholes model and the value of $864,190 was accounted for as an increase in the closing costs and allocated between the shares and the warrants.

During the quarter ended March 31, 2019, 1,018,506 warrants were exercised for total proceeds of $3,259,219. The fair value of the exercised warrants was $3,742,824 which was reclassed from warrant liability to common stock. No additional warrants were exercised during 2019.

Stock Options and Compensation Options

On May 29, 2019, the shareholders of Titan approved an increase of its reserve for options from 10% and set aside up to 15% of the issued and outstanding shares of Titan for granting of options to employees, officers, consultants and advisors. At December 31, 2019, 5,986,152 common shares (December 31, 2018: 1,241,803) were available for issue in accordance with the Company’s stock option plan. The terms of these options are determined by the Board of Directors.

On May 29, 2019, the shareholders approved amendments to the exercise prices of options previously granted to Executive Officers and Other Employees of the Company under the Option Plan. The Exercise price was amended to be US $3.40 (CDN $4.54) per option, being the higher of the March 21, 2019 offering price of US $3.40 per share and the five-day volume weighted average price as determined as of the close of business on May 28, 2019.

TITAN MEDICAL INC.

Notes to the Financial Statements

December 31, 2018 and 2017

(In U.S. Dollars)

Options are granted to Directors, Officers, Employees and Consultants at various times. Options are to be settled by physical delivery of shares. Options and the terms of each issue for the period from January 1, 2019 to date are outlined below.

Grant date/ Recipient	Number of Options	Vesting Conditions	Contractual Life of Options
February 14, 2019, options granted to a Consultant	40,000	Options may vest over a 15-month vesting schedule	Cancelled

May 29, 2019, options granted to a Director	253,000	Options vest over a specified vesting period not exceeding 4 years	7 years

June 28, 2019, options granted to an Employee	10,000	Options vest as to 1/3 of the total number of Options granted, every year from Grant Date	7 years

July 18, 2019, options granted to a Director	25,719	Options vest immediately	7 years

July 19, 2019, options granted to an Employee	467,255	Options vest as to 1/4 of the total number of Options granted, every year from Grant Date	7 years

July 19, 2019, options granted to a Consultant	2,165	Options vest as to 1/3 of the total number of Options granted, every year from Grant Date	7 years

July 19, 2019, options granted to a Director	41,273	Options vest immediately	7 years

September 9, 2019, options granted to a Consultant	40,000	Options vest over a 15-month vesting schedule subject to achieving certain milestones.	2.5 years

Item 19.	Exhibits

Exhibit Number	Name

1.1	Articles of Amalgamation dated July 28, 2008 (incorporated by reference from Exhibit 3.1 to the Company’s Form F-3 filed on July 30, 2019)

1.2	Articles of Amendment dated June 19, 2018 (incorporated by reference from Exhibit 3.2 to the Company’s Form F-3 filed on July 30, 2019)

1.3	Amended and Restated By-Law No. 1 dated June 9, 2015 (incorporated by reference from Exhibit 3.3 to the Company’s Form F-3 filed on July 30, 2019)

2.1	Description of the Company’s Securities Registered Under Section 12 of the Securities Exchange Act of 1934

4.1	Stock Option Plan

4.2	Share Unit Plan

4.3	Deferred Share Unit Plan

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a)

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a)

13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350

13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350

15.1	Management’s discussion and analysis of the Company for the year ended December 31, 2019

15.2	Management’s discussion and analysis of the Company for the year ended December 31, 2018, including subsequent events from January 1, 2019 to March 30, 2020.

15.3	Consent of BDO Canada LLP, Chartered Professional Accountants and Licensed Public Accountants

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sight this Annual Report on its behalf.

Titan Medical Inc.

By:	/s/ Stephen D. Randall
Name:	Stephen D. Randall
Title:	Chief Financial Officer and Director

Date: April 2, 2020