Form 20-F/A
period 2019-12-31
TITAN MEDICAL INC
filed 2020-04-02
CIK 840551

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment #1)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

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

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐             Item 18  ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Explanatory Note

This Amendment No. 1 on Form 20-F/A (the “Amendment”) amends Titan Medical Inc’s (the “Company”) Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the “Form 20-F”), as filed with the Securities and Exchange Commission on April 2, 2020, and is being filed solely to furnish the Company’s financial statements for the fiscal years ended December 31, 2018 and 2017 formatted in eXtensible Business Reporting Language (“XBRL”)..

Pursuant to Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended, we have repeated the entire text of Item 19 from the Form 20-F in this Amendment. However, there have been no changes to the text of such item other than the change stated in the immediately preceding paragraph.

This Amendment includes new certifications by our Principal Executive Officer and Principal Financial Officer pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 as exhibits 12.1, 12.2, 13.1 and 13.2 hereto.

Except as expressly set forth above, this Amendment does not, and does not purport to, amend, update or restate the information in any other item of the Form 20-F or reflect any events that have occurred after the filing of the original Form 20-F.

Item 19. Exhibits.

Exhibit Number	Name

1.1	Articles of Amalgamation dated July 28, 2008 (incorporated by reference from Exhibit 3.1 to the Company’s Form F-3 filed on July 30, 2019)

1.2	Articles of Amendment dated June 19, 2018 (incorporated by reference from Exhibit 3.2 to the Company’s Form F-3 filed on July 30, 2019)

1.3	Amended and Restated By-Law No. 1 dated June 9, 2015 (incorporated by reference from Exhibit 3.3 to the Company’s Form F-3 filed on July 30, 2019)

2.1	Description of the Company’s Securities Registered Under Section 12 of the Securities Exchange Act of 1934*

4.1	Stock Option Plan*

4.2	Share Unit Plan*

4.3	Deferred Share Unit Plan*

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a)

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a)

13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350

13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350

15.1	Management’s discussion and analysis of the Company for the year ended December 31, 2019*

15.2	Management’s discussion and analysis of the Company for the year ended December 31, 2018*

15.3	Consent of BDO Canada LLP, Chartered Professional Accountants and Licensed Public Accountants*

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

* previously filed

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sight this Annual Report on its behalf.

Titan Medical Inc.

By:	/s/ Stephen D. Randall

Name:	Stephen D. Randall

Title:	Chief Financial Officer and Director

Date: April 2, 2020

5