Form 40-F
period 2020-12-31
TITAN MEDICAL INC
filed 2021-04-01
CIK 840551

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020                                                                                                                                                            Commission File Number 001-38524

TITAN MEDICAL INC.
(Exact name of Registrant as specified in its charter)

Ontario, Canada
(Province or other jurisdiction of incorporation or organization)

3841
(Primary Standard Industrial Classification Code Number (if applicable))

98-0663504
(I.R.S. Employer Identification Number (if applicable))

155 University Avenue, Suite 750
Toronto, Ontario M5H 3B7
(416) 548-7522
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System
1015 15th Street N.W., Suite 1000
Washington, DC 20005
(202) 572-3133
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	TMDI	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:  Not applicable.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  Not applicable.

For annual reports, indicate by check mark the information filed with this Form:

☒	Annual information form	☒	Audited annual financial statements

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2020:
83,184,843 Common Shares, no par value

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

If an emerging growth company that prepares is financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☐

EXPLANATORY NOTE

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report, including any documents incorporated by reference herein, contains “forward-looking statements” or “forward-looking information” within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). These statements relate to future events or future performance and reflect the Company’s expectations and assumptions regarding the growth, results of operations, performance and business prospects and opportunities of the Company. These forward‑looking statements are made as of the date of this Annual Report or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward‑looking statements are frequently, but not always, identified by words such as “expects”, “expectation”, “anticipates”, “believes”, “intends”, “estimates”, “predicts”, “continues”, “potential”, “targeted”, “plans”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could”, “would” or “should” occur or be achieved. Any forward‑looking statements or statements of “belief” represent the Company’s estimates only as of the date of this Annual Report and the documents incorporated by reference herein, respectively, and should not be relied upon as representing the Company’s estimates as of any subsequent date. These forward‑looking statements may concern anticipated developments in the Company’s operations in future periods, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future, and include, without limitation, statements regarding:

•	the Company’s technology and research and development objectives, including development milestones, estimated costs, schedules for completion and probability of success;

•	the Company’s intention with respect to updating any forward‑looking statement after the date on which such statement is made or to reflect the occurrence of unanticipated events;

•	the Company’s business plan consists of the development of robotic-assisted surgical technologies for application in minimally invasive surgery (“MIS”) comprising its Enos system;

•	the Enos system under development includes a surgeon-controlled patient cart that includes a 3D high definition vision system and multi-articulating instruments for performing MIS procedures;

•	the Enos system under development includes a surgeon workstation that provides the surgeon with an ergonomic interface to the patient cart and a 3D high-definition view of the MIS procedures;

•	the Company’s intent to initially pursue gynecologic surgical indications for use of its Enos system;

•	the Company’s plan to continue development of a robust training curriculum and post-training assessment tools for surgeons and surgical teams;

•
the training curriculum, which is planned to include cognitive pre-training, psychomotor skills training, surgery simulations, live animal and human cadaver lab training, surgical team training, troubleshooting and an overview of safety;

•	post-training assessment, which will include validation of the effectiveness of those assessment tools;

•	the Company will likely proceed with a De Novo classification submission for the Enos system, while continuing to evaluate its options for use of the 510(k) submission pathway;

•	the Company’s intention to continue with the De Novo classification process if the 510(k) submission pathway is not available to the Company or would otherwise present other difficulties;

•	the outcome of any review by the FDA and the time required to complete activities necessary for regulatory approval or clearance;

•
the Company’s plans on further communications with the FDA and to file additional Pre-Submissions to clarify the requirements for the IDE clinical study protocol and understand any special controls which the FDA may apply;

•
the performance of human surgeries with the Enos system will require an Investigational Device Exemption (“IDE”) from the Food and Drug Administration (“FDA”), which must be submitted and approved in advance;

•
the recruitment of surgeons from multiple hospital sites will be necessary to perform the surgeries. Each of these sites will require approval of their independent Institutional Review Board (“IRB”) to approve the studies;

•	an application to the IRB of each hospital will be made once the FDA has approved the Company’s IDE application;

•	the Company’s intention to submit to the FDA an application for marketing authorization upon successful completion of the IDE clinical study;

•	the Company’s ability to secure required capital to fund development and operating costs in a timely manner;

•	actual costs and development times, which will exceed those previously set forth by the Company in years prior to 2020;

•	the fact that the Company cannot produce an accurate estimate of the future costs of the development milestones and regulatory phases for the Enos system beyond the year 2022;

•
the Company’s technology and research and development objectives and milestones, including any estimated costs, schedules for completion and probability of success and including without limitation the table set forth herein under the heading, “Development Plan” in the AIF, and the footnotes thereunder;

•	the indication of additional specific milestones as the development of the Enos system progresses;

•
the Company’s plan to further expand its patent portfolio by filing additional patent applications as it progresses in the development of robotic-assisted surgical technologies and, potentially, by licensing suitable technologies;

•	the Company’s intention to secure additional financing to continue the Company’s research and development program through to completion and take advantage of future opportunities;

•	the Company’s expectation that it will be able to finance its continuing operations by accessing public markets for its securities;

•	the Company’s intention with respect to not paying any cash dividends on the Company’s common shares (the “Common Shares”) in the foreseeable future; and

•	the Company’s intention to retain future earnings, if any, to finance expansion and growth.

Forward‑looking statements are statements about the future and are inherently uncertain, and actual results of the Company or other future events or conditions may differ materially from those reflected in the forward‑looking statements due to a variety of risks, uncertainties and other factors, including those referred to in the section titled “Risk Factors” the Annual Information Form of the Registrant for the year ended December 31, 2020 (the “AIF”), attached as Exhibit 99.1 to this Annual Report. These risks include, but are not limited to:

•	the Company will require additional financing which may not be available to us on acceptable terms, or at all;

•	the Company has a history of losses and there is no guarantee that the Company will be able to achieve profitability;

•	the Company relies on contractual arrangements and there can be no assurance that these arrangements will achieve their goals;

•	the Company depends on key personnel and the loss of the service of such personnel could have a negative impact on the Company’s business;

•
the Company expects to increase the size of the Company’s management team in the future and the Company’s failure to attract and retain new members of the Company’s management team could adversely affect the Company’s business;

•	the Company’s trade secrets or other confidential information may be compromised;

•	the Company relies on third parties for a number of important aspects of the Company’s business and there are a range of issues that are outside of the Company’s direct control;

•	the Company’s industry is highly competitive, and a number of the Company’s competitors have significantly greater financial and human resources than the Company;

•	the Company’s commercial success depends significantly on the Company’s ability to operate without infringing the patents and other proprietary rights of third parties;

•	should the Company be unable to obtain and enforce its patent rights, the Company’s business could be materially harmed;

•	the Company may be unable to obtain or maintain the Company’s trademarks and may incur substantial costs attempting to defend and enforce the Company’s rights in this regard;

•	certain of the Company’s directors and officers also serve as directors and/or officers of other companies, creating the possibility that a conflict of interest could arise;

•	the Company’s financial results and results of operations have fluctuated in the past and may continue to be volatile going forward;

•
the Company is targeting a rapidly evolving robotic assisted surgical device market, and it is not clear that surgeons or hospitals will choose the Enos system over those offered by the Company’s competitors;

•	the introduction of more technologically advanced products and/or new entrants to the market could impact the Company’s operating and financial results;

•	the Company may become subject to potential product liability claims, and the Company may be required to pay damages that exceed the Company’s insurance coverage;

•	the Company’s technology may depend on third party licenses for certain functions or procedures and there can be no guarantee that the Company will be able to secure and maintain those licenses;

•
government and agency regulation controls all aspects of the Company’s product and business, and changes in policies and additional regulations may be enacted that could prevent or delay regulatory clearance or approval of the Company’s products;

•
should the Company be granted FDA marketing authorization, the Company may subsequently decide to make certain modifications to the Company’s products for a number of reasons including those based on customer feedback and/or in view of competitive offerings;

•
a recall of the Company’s products, either voluntarily or at the direction of the FDA or another governmental authority or regulatory body, or the discovery of serious safety issues with the Company’s products, could have a significant adverse impact on the Company;

•	compliance with accounting regulations and tax rules across multiple jurisdictions is resource intensive and expensive and could expose the Company to penalties and fines;

•	contingent liabilities could have a negative impact on the Company’s financial position;

•
there can be no certainty that the Company will meet the Company’s established product development and commercialization milestones, and failure to do so may affect the Company’s operational and financial results;

•	Commercial manufacturing of the Enos system is expected to be an extremely detailed and complex process with the potential for delays, interruptions, or cost overruns;

•	the Company’s reliance on suppliers and development firms for execution of the Company’s development programs means that the Company do not control all aspects of the development;

•	a product malfunction, including in any clinical studies, could result in delays, liability and negative perceptions of the Enos system and the Company;

•	certain reusable instruments, camera components and other accessories require repeated cleaning and sterilization;

•	as the Company is a Canadian company, it may be difficult for U.S. shareholders to effect service on the Company or to realize on judgments obtained in the U.S.;

•	the Company is subject to risks related to additional regulatory burden and controls over financial reporting;

•	fluctuations in foreign currency exchange rates may adversely affect the Company’s financial results;

•	the Company may not be able to maintain the Company’s status as a “Foreign Private Issuer”;

•	the Company is an “emerging growth company” and cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make it less attractive to investors;

•	the Company is likely a “passive foreign investment company”, which may have adverse U.S. federal income tax consequences for U.S. investors;

•	the Company may face or otherwise be exposed to cyber-security risks and threats;

•	the Company’s financial condition and results of operations for fiscal 2021 may be adversely affected by the global COVID-19 pandemic;

•
the global COVID-19 pandemic creates substantial uncertainty as to the willingness and ability of hospitals, health maintenance organizations (HMOs), ambulatory care facilities and other prospective customers to purchase and implement robotic surgical systems; and

•	material weaknesses in the Company’s internal controls over financial reporting.

Forward‑looking statements are based on a number of assumptions, which may prove to be incorrect, including but not limited to assumptions about:

•	general business and current global economic conditions;

•	future success of current research and development activities;

•	achieving development milestones;

•	ability to achieve product cost targets;

•	competition;

•	no significant changes to regulatory clearance or approval processes in the United States and Europe;

•	stable tax rates and benefits;

•	the availability of financing on a timely basis;

•	the Company’s and competitors’ costs of production and operations;

•	the Company’s ability to attract and retain skilled employees;

•	the Company’s ongoing relations with its third-party service providers;

•	the design of the Enos system and related platforms and equipment;

•	the progress and timing of the development of the Enos system;

•	costs related to the development of the Enos system;

•	receipt of all applicable regulatory approvals or clearances;

•	estimates and projections regarding the robotic-assisted surgery equipment industry;

•	protection of the Company’s intellectual property rights;

•	market acceptance of the Company’s systems under development;

•	the Company’s ability to meet the continued listing standards of NASDAQ and the TSX; and

•	the type of specialized skill and knowledge required to develop the Enos system and the Company’s access to such specialized skill and knowledge.

The Company cautions that the foregoing list of important factors and assumptions is not exhaustive. Although the Company has attempted to identify on a reasonable basis important factors and assumptions related to forward‑looking statements, there can be no assurance that forward‑looking statements will prove to be accurate, as events or circumstances or other factors could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward‑looking statements. Other than as specifically required by law, the Company undertakes no obligation to update any forward‑looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise. Accordingly, readers should not place undue reliance on forward‑looking statements.

NOTE TO UNITED STATES READERS - DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed as Exhibit 99.2 to this Annual Report and incorporated by reference herein, in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, and which are not comparable to financial statements of United States companies.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2020 based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = CDN$1.2732.

ANNUAL INFORMATION FORM

The Registrant’s Annual Information Form for the fiscal year ended December 31, 2020 is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Registrant for the years ended December 31, 2020 and 2019, including the report of the independent auditor thereon, are filed as Exhibit 99.2 to this Annual Report and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Registrant’s Management’s Discussion and Analysis (the “MD&A”) dated February 20, 2021 for the year ended December 31, 2020, is filed as Exhibit 99.3 to this Annual Report and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of the Company's securities may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of the company’s chief executive officer (“CEO”) and chief financial officer (“CFO”), evaluated the effectiveness of the company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2020. Based upon that evaluation, and due to the material weaknesses in the Company’s internal control over financial reporting discussed below, the CEO and CFO have concluded that, as of December 31, 2020, the Company’s disclosure controls and procedures were not effective to ensure (i) that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Exchange Act. The CEO and CFO evaluated the effectiveness of the Company’s internal controls over financial reporting as at December 31, 2020.  The Company’s management used the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to perform this evaluation. Based upon this evaluation, management concluded as of December 31, 2020, that the Company’s internal control over financial reporting was not effective due to the material weaknesses described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Identified Material Weaknesses

According to the Public Company Accounting Oversight Board Auditing Standard No. 5, a material weakness is a deficiency or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

During the preparation of its financial statements for the year ended December 31, 2020, management became aware of certain errors in the calculation of asset and liability balances and the appropriate IFRS application and disclosure required for an amendment to a contract with an external development firm. The errors were corrected in the Company’s financial results for the year ended December 31, 2020.

The material weaknesses identified were:

a)
the Company did not have sufficient accounting resources with relevant technical accounting skills to address issues relating to the assessment of IFRS treatment for complex accounting issues, specifically relating to a material amendment to a contract with an external development firm;

b)	the Company did not have sufficient accounting resources with relevant technical accounting skills to address and review issues relating to the valuation of warrant liabilities; and

c)
the Company did not sufficiently design internal controls to provide the appropriate level of oversight regarding the financial recordkeeping and review of the Company’s cut-off procedures as they relate to accounts payable and valuation of supplier liabilities.

The errors identified in the calculation of asset and liability balances were all non-cash items and were corrected in the financial statements for the year ended December 31, 2020, prior to their approval by the Company’s audit committee and their filing or other disclosure to the public.

Remediation Plan for the Material Weaknesses

The Company has been actively engaged in developing remediation plans to address the identified material weaknesses. The remediation efforts in process or expected to be implemented include the following:

a)	engagement of one or more qualified and independent consulting firms with subject matter experts to assist with the Company’s internal accounting and reporting over complex accounting issues;

b)	institution of business systems to support the work associated with the valuation and reporting of the warrant liabilities and other equity-based securities; and

c)	engagement of an external consulting firm to assist with increasing the Company’s in-house resources to increase the number of qualified personnel involved in financial accounting and reporting.

Despite the material weaknesses, after adjusting the financial statements of the Company as at and for the year ended December 31, 2020 prior to their approval by the Company’s audit committee, and their filing in compliance with securities regulations or other public disclosure, the Company has concluded that the audited consolidated financial statements as at and for the year ended December 31, 2020, will present fairly, in all material respects, the Company’s financial position, results of operations, changes in equity and cash flows in accordance with IFRS.

As the Company continues to evaluate and work to improve its internal controls over financial reporting, the Company may determine to take additional measures to address the material weaknesses or determine to supplement or modify certain of the remediation measures described above.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company's registered public accounting firm because emerging growth companies are exempt from this requirement for so long as they remain emerging growth companies.

Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report, no change occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting, other than as discussed above.

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
The Company’s Corporate Governance and Nominating Committee is comprised of Anthony J. Giovinazzo, Paul Cataford and Cary G. Vance, all of whom, in the opinion of the Company’s Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of the NASDAQ Stock Market Rules).

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

The Company’s Compensation Committee is comprised of Anthony J. Giovinazzo, Paul Cataford and Cary G. Vance, all of whom, in the opinion of the Company’s Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of the NASDAQ Stock Market Rules).

AUDIT COMMITTEE

The Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Rule 5602(c) of the NASDAQ Stock Market Rules. The Company’s Audit Committee is comprised of Anthony J. Giovinazzo, Paul Cataford and Cary G. Vance, all of whom, in the opinion of the Company’s Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of the NASDAQ Stock Market Rules). All three members of the Audit Committee are financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The Audit Committee meets the composition requirements set forth by Section 5605(c)(2) of the NASDAQ Stock Market Rules.

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

Audit Committee Financial Expert

The Board of Directors has determined that Paul Cataford (i) is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) and (iii) of Regulation S-K and Rule 5605(c)(2)(A) of the NASDAQ Stock Market Rules; and (ii) is independent (as determined under Exchange Act Rule 10A-3 and Rule 5605(a)(2) of the NASDAQ Stock Market Rules).

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITOR

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2020 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information provided under the heading “Audit Committee – External Auditor Service Fees” contained in the AIF, filed as Exhibit 99.1 hereto, is incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

CODE OF ETHICS

The Company has adopted a Code of Conduct that applies to directors, officers and employees of, and consultants and contractors to, the Company (the “Code”). The Code has been posted on the Company’s website at www.titanmedicalinc.com. The Code meets the requirements for a “code of ethics” within the meaning of that term in General Instruction 9(b) of the Form 40-F.

All waivers of the Code with respect to any of the employees, officers or directors covered by it will be promptly disclosed as required by applicable securities rules and regulations. During the fiscal year ended December 31, 2020, the Company did not waive or implicitly waive any provision of the Code with respect to any of the Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Liquidity and Capital Resources” contained in the MD&A, filed as Exhibit 99.3 hereto, is incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2020 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by SEC staff, and to furnish promptly, when requested to do so by SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company has previously filed with the SEC a written consent to service of process on Form F-X. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

DATED this 31st day of March, 2021.

TITAN MEDICAL INC.

By:	/s/ Monique L. Delorme
Name: Monique L. Delorme
Title: Chief Financial Officer

EXHIBIT INDEX

The following documents are being filed with the SEC as Exhibits to this Form 40-F:

Exhibit Number	Description

99.1	Annual Information Form dated March 31, 2021 for the fiscal year ended December 31, 2020

99.2	Audited Consolidated Financial Statements for the years ended December 31, 2020 and 2019

99.3	Management’s Discussion and Analysis dated February 20, 2021 for the year ended December 31, 2020

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.6	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of BDO Canada LLP

101.INS	XBRL Instance

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase